2004 Annual Report
Notice of Annual Meeting and Proxy Circular
MANULIFE FINANCIAL CORPORATION
ANNUAL MEETING
MAY 5, 2005

Invitation to Shareholders
Message to Shareholders
Notice of Annual Meeting of Shareholders of Manulife Financial Corporation
Business of the Annual Meeting
How to Vote
Q&A on Voting at the Annual Meeting
Board of Directors
Board of Directors Meetings Held and Attendance of Directors
Statement of Corporate Governance Practices
Report of the Corporate Governance and Nominating Committee
Report of the Audit and Risk Management Committee
Report of the Conduct Review and Ethics Committee
Report of the Management Resources and Compensation Committee
Report of the Corporate Governance and Nominating Committee on the President and Chief Executive Officer’s Compensation
Performance Graph
Board of Directors’ Compensation
Securities Authorized for Issuance Under Equity Compensation Plans
Statement of Executive Compensation
Pension Plans – Canada
Pension Plans – U.S.
Directors, Executive Officers and Senior Officers – Indebtedness
Directors’ and Officers’ Insurance
Directors’ Approval
Additional Information
Procedures for Considering Shareholder Proposals
Appendix A: Shareholder Proposals
U.S. Protection Division
U.S. Wealth Management Division
Canadian Division
Asian Division
Japan Division
Reinsurance Division
Guaranteed and Structured Financial Products Division
Investment Division
Risk Management
Critical Accounting and Actuarial Policies
Responsibility for Financial Reporting
Appointed Actuary’s Report to the Shareholders
Auditors’ Report to the Shareholders
Consolidated Statements of Operations
Consolidated Balance Sheets
Consolidated Statements of Equity
Consolidated Statements of Cash Flows
Segregated Funds Consolidated Statements of Net Assets
Segregated Funds Consolidated Statements of Changes in Net Assets
Notes to Consolidated Financial Statements (Canadian $ in millions unless otherwise stated)
Source of Earnings
Embedded Value
Principal Subsidiaries
Officer Listing
Shareholder Information

Key Performance Measures

Basic Earnings per Common Share (C$)	Shareholders’ Net Income (C$ millions)	Return on Common Shareholders’ Equity (per cent)

■	Basic earnings per common share of $3.65, an increase of 10 per cent from 2003	■	66 per cent growth in shareholders’ net income to $2,564 million	■	Return on common shareholders’ equity of 13.7 per cent compared to 17.7 per cent for 2003, reflecting the impact of the larger capital base as a result of the merger with John Hancock

■	Five year annual compound growth rate for earnings per share of 16 per cent	■	Eleventh consecutive year of record earnings

Premiums and	Funds Under
Deposits (C$ billions)	Management (C$ billion)	Capital (C$ millions)

■	Premiums and deposits were almost $50 billion, up 61 per cent over 2003	■	$193 billion increase in funds under management, reflecting the impact of the John Hancock merger in April 2004	■	Total equity of $23.4 billion, up 153 per cent from 2003 and total capital of $28.1 billion, up 133 per cent from 2003 primarily as a result of the John Hancock merger

■	55 per cent growth in general fund premiums and 42 per cent growth in segregated fund deposits	■	127 per cent increase in general funds under management

		■	65 per cent increase in segregated funds under management

     Our Values

Our P.R.I.D.E. values guide everything we do – from strategic planning to day-to-day decision-making, to the manner in which we treat our customers and other stakeholders.

Professionalism

We will be recognized as having professional standards. Our employees and agents will possess superior knowledge and skill, for the benefit of our customers.

Real Value to Our Customers

We are here to satisfy our customers. By providing the highest quality products, services, advice and sustainable value, we will ensure our customers receive excellent solutions to meet their individual needs.

Integrity

All of our dealings are characterized by the highest levels of honesty and fairness. We develop trust by maintaining the highest ethical practices.

Demonstrated Financial Strength

Our customers depend on us to be here in the future to meet our financial promises. We earn this faith by maintaining uncompromised claims paying ability, a healthy earnings stream, and superior investment performance results, consistent with a prudent investment management philosophy.

Employer of Choice

Our employees will determine our future success. In order to attract and retain the best and brightest employees, we will invest in the development of our human resources and reward superior performance.

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.

As at December 31, 2004, Manulife Financial had capital of C$28.1 billion, including C$23 billion of common shareholders’ claims paying ratings are among the strongest in the insurance industry.

Purpose	Rating agency	Rating

Claims paying/	A.M. Best	A++ (1st of 16 categories)
Financial strength	Dominion Bond Rating Service	IC-1 (1st of 5 categories)
	FitchRatings	AA+ (2nd of 24 categories)
	Moody’s	Aa2 (3rd of 21 categories)
	Standard & Poor’s	AA+ (2nd of 21 categories)

Forward-Looking Statements

This report includes forward-looking statements within the meaning of National Policy Statement 48, which include, among others, statements with respect to the business operations and strategy as well as the financial performance and condition of the Company. These statements are predictive in nature and generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. These statements involve inherent risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, including estate taxes and changes in treatment of dividends, technological changes, changes in consumer demand for our products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts including the war on terrorism. Readers are cautioned to consider these and other factors carefully and not to place undue reliance on the Company’s forward-looking statements except as required by law.

Notice of Annual Meeting and Proxy Circular

2	Invitation to Shareholders

3	Message to Shareholders

7	Notice of Annual Meeting of Shareholders of Manulife Financial Corporation

8	Business of the Annual Meeting

9	How to Vote

10	Q&A on Voting at the Annual Meeting

11	Board of Directors

15	Board of Directors Meetings Held and Attendance of Directors

16	Statement of Corporate Governance Practices

20	Report of the Corporate Governance and Nominating Committee

21	Report of the Audit and Risk Management Committee

22	Report of the Conduct Review and Ethics Committee

22	Report of the Management Resources and Compensation Committee

28	Report of the Corporate Governance and Nominating Committee on the President and Chief Executive Officer’s Compensation

30	Performance Graph

30	Board of Directors’ Compensation

32	Securities Authorized for Issuance Under Equity Compensation Plans

33	Statement of Executive Compensation

39	Directors, Executive Officers and Senior Officers – Indebtedness

39	Directors’ and Officers’ Insurance

40	Directors’ Approval

40	Additional Information

40	Procedures for Considering Shareholder Proposals

41	Appendix A: Shareholder Proposals

Annual Report

46	Management’s Discussion and Analysis

78	Management’s and Auditors’ Reports

80	Consolidated Financial Statements

85	Notes to the Consolidated Financial Statements

121	Source of Earnings

123	Embedded Value

124	Principal Subsidiaries

126	Officer Listing

127	Office Listing

128	Shareholder Information

Front Cover Photograph

Edwina Stoate, Vice President, Corporate Global Expense Management, Manulife Financial, who qualified and completed the 2004 Boston Marathon.

Invitation to Shareholders

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite our common shareholders to attend the Annual Meeting (the “Meeting”) of Manulife Financial Corporation (the “Company”) on May 5, 2005. This Meeting will be combined with the Annual Meeting of policyholders and the shareholder of The Manufacturers Life Insurance Company (“Manufacturers Life”).

We want to welcome those shareholders who are new to Manulife Financial. For some, this will be the first time since the completion of the merger with John Hancock Financial Services, Inc. (‘‘John Hancock’’) that we are able to communicate with you directly. We have combined the Proxy Circular and the Annual Report into a single document in an effort to communicate with you in the most convenient and meaningful format possible.

The President’s Message to Shareholders reporting on highlights of the past year and our vision for the Company, as well as the Key Performance Measures appear at the beginning of the document. We hope you will find the attached materials simple and easy to follow.

The business to be considered at the Meeting is described in the Notice of Annual Meeting. If you are unable to attend the Meeting in person, we encourage you to vote by following the instructions included on the enclosed proxy form or voting instruction form for telephone or Internet voting. You may also complete and return the proxy form or voting instruction form in the envelope provided.

We continue to work diligently to set and meet the highest corporate governance standards and are gratified by the recognition we received in 2004 for our corporate governance and disclosure practices. We hope you will take the time to review this Proxy Circular in which we report on a number of new governance initiatives undertaken this year, including: a resolution by the Board of Directors to permanently discontinue stock option grants to non-employee Directors; an increase in quorum requirements for both Board and Committee meetings; disclosure of the actual dollar compensation received by Directors for Board service; additional disclosure on the value of executive pension plans; and the appointment of a Global Chief of Compliance.

You can find more information about the Company’s corporate governance program on the Company’s web site, including the Report of Voting Results on votes cast for each Director nominated at the 2004 Annual Meeting. We encourage you to visit the Corporate Governance page at www.manulife.com.

We hope you will be able to attend the Meeting in person. It will be an opportunity for us to speak with you about your Company and for you to meet the Directors and Executives.

We look forward to seeing you at the Annual Meeting.

Signed,	Signed,

Arthur R. Sawchuk	Dominic D’Alessandro
Chairman of the Board of Directors	President and Chief Executive Officer

March 16, 2005

2          Invitation to Shareholders

Message to Shareholders

Dominic D’Alessandro

Manulife had a truly outstanding year in 2004, as it completed its merger with John Hancock Financial Services and reported another record year of financial results. The enthusiasm and optimism of our employees, customers, investors and partners is evident throughout our global operations. I am very proud of our achievements, but the most exciting aspect of all is that the best is yet to come.

In last year’s message to the shareholders, I wrote that the merger with John Hancock Financial Services was an opportunity to establish Manulife as a leader in the global financial services marketplace, and that combining these two fine companies would result in an organization that would be stronger than the sum of the parts. This year, I am pleased to report that these forecasts have come to fruition. Manulife today is an organization that is more diversified, financially stronger, and that arguably has the best growth platform of any company in our industry. From our strong base in Canada, we look forward to expansion of our business in the United States where the highly fragmented insurance business is expected to continue to consolidate as well as continued growth in Asia where economic activity should remain robust.

Throughout the Annual Report, you will find reference to the important financial and strategic events that occurred in 2004. Nearly every part of our global business has undergone profound growth and change, with enhanced branding and consumer awareness, new technologies and business processes, a dramatically increased capital base, and an expanded global reach. Given this emphasis on the positive changes that have occurred, I believe it is also important to emphasize those areas where we have remained consistent, that have not changed, and which will continue to define our Company for years to come.

As Manulife continues to expand and diversify, we have worked hard to ensure that our values remain unaltered. Growth in and of itself has never been our objective. Profitable growth, which enhances shareholder value, remains our highest priority. By any measure – share price, earnings per share, dividends or embedded value – Manulife has continued its tradition of rewarding shareholders while setting the stage for future profitable growth. We have been able to do this because of our focused and disciplined approach. We continue to emphasize organic growth and effective management of our existing busi-

Message to Shareholders           3

nesses. As well, Manulife has concluded a number of acquisition transactions in the past decade, and each one has enhanced our position within our core businesses of protection and wealth management, and has been consistent with our financial objectives. Future merger opportunities will be scrutinized in the same manner against the same strategic and financial criteria.

‘‘Manulife today is an organization that is more diversified, financially stronger, and that arguably has the best growth platform of any company in our industry.’’

Manulife’s success is underpinned by its core values and principles that have been essential to achieving the pre-eminent position that we enjoy today. These values – professionalism, integrity and financial strength – permeate the organization, and are the basis for all decisions, both strategic and day-to-day. Successfully integrating two large and prestigious organizations such as Manulife and John Hancock is a difficult task that would be impossible without a constant focus on providing real value to customers and attracting and retaining the best and most talented teams in the industry.

Manulife and John Hancock each have a distinguished history dating back well over 100 years, but the principles that we collectively embrace are as relevant today as when the companies were founded. I believe that our results speak for themselves. In the past 11 years, Manulife has grown its earnings by a compound annual growth rate of 27%, and this growth made Manulife the largest publicly traded company in Canada. I am confident that whatever challenges we face, and however the global financial services industry evolves, adherence to these timeless principles will ensure our future success.

Year in Review

In 2004, Manulife reported record shareholders earnings of $2,564 million, an increase of 66% over the strong results reported in 2003. Contributing to this impressive growth was the acquisition of John Hancock Financial Services, which was completed on April 28, 2004. Upon completion of this transaction, Manulife became the largest public company in Canada, the second largest insurance company in North America and the fifth largest life insurance company in the world as measured by market capitalization. On an earnings per share basis, Manulife also delivered strong growth with results 10% above last year’s results. Excluding the negative impact of integration costs, earnings per share would have been $3.78, an increase of 14% over 2003.

We were also proud to report that return on shareholders’ equity was 13.7%. While this is down from levels reported last year due to the larger capital base, it is well above projections at the time of our announcement of the John Hancock transaction, despite not needing to complete the $3 billion in share buybacks that had been anticipated. We are well on our way to returning to our target level return on equity of 16%.

Throughout 2004, the integration of the John Hancock businesses was a primary focus of the Company’s management and employees. We made good progress on integrating our operations and expect that we will be substantially finished with this endeavour by the end of 2005. It is an enormous task that has significantly effected each of our divisions. At the same time, our 2004 financial results demonstrate that our people have not lost sight of the need to maintain operational excellence during the integration process.

United States The John Hancock merger, as would be expected, had its most dramatic effect on our U.S. Operations where the transaction added tremendous diversity and scale. Within both our U.S. Protection and Wealth Management Divisions, we broadened product lines, expanded the breadth and reach of our distribution channels, added to the depth and expertise of our management team and finally, added the well-recognized John Hancock brand. In 2005, across all our U.S. businesses, our products will be marketed using the well established John Hancock brand.

In U.S. Protection, where we were previously a strong player operating in the high net worth segment, we are now a leading and well diversified provider competing for top rankings in most key product lines. In U.S. Wealth Management, we have added the John Hancock mutual fund business and achieved greater scale in our variable and fixed annuities operations. Each of our U.S. divisions is benefiting greatly from the enhanced distribution relationships, including those with the John Hancock Financial Network, which has quickly become a top sales channel for variable annuities.

Our U.S. Protection Division, which includes both our life insurance and long-term care businesses, delivered solid full-year earnings reflecting outstanding claims experience, tight expense management, favourable investment results, and strong in force business growth. Full-year individual life sales were up 9% over 2003, demonstrating our success in integrating sales functions post-merger without disruption. The Company continues to hold a leading position in the universal life business with sales up 13% over 2003. In addition, we maintained our #1 position in the survivorship market with sales increasing an impressive 29% over 2003. In Long-Term Care, we maintained the #1 and #2 market positions respectively in the Group and Individual segments.

4     Message to Shareholders

U.S. Wealth Management Division’s earnings in 2004 were strong, increasing significantly due to the addition of John Hancock’s annuity and mutual fund operations, good expense management, and the impact of strong equity market growth. Group Pensions and Variable Annuities experienced excellent sales growth over the prior year. Full-year sales of open-end funds at John Hancock Funds were up a very strong 28% and College Savings sales for the year were significantly higher than in 2003. It is noteworthy that the assets under management for this division surpassed $100 billion during the year.

Canada The merger added Maritime Life Assurance Company to our Canadian operations and the combined company now enjoys a leading market share across all products offered. Canadian Division earnings, premiums and deposits and funds under management all reached record levels.

Our Canadian Individual Life unit reported strong sales with new annualized premiums up 41% over last year. Maritime Life’s disability insurance product was added to our full suite of protection products including our highly successful universal life offerings. In our Group Business, strong corporate sales contributed to a sharp increase in market share, ranking Manulife as the Group Benefits segment sales leader for 2004. The Individual Wealth Management business also delivered exceptional results with sales increasing by an impressive 56% over 2003.

Asia In Asia, we have benefited from our efforts to diversify our business across a range of products and geographies. Despite a shift in consumer preference from longer-term protection products to shorter-term investment products, the division reported a solid increase in earnings. In Hong Kong, this shift was particularly evident as sales growth in the Wealth Management operations was quite strong.

In the other Asian markets, we have profitable operations in nine countries and territories with excellent growth prospects. As a result of the merger with John Hancock, Manulife entered Malaysia and Thailand and increased its scale in the Singapore, Indonesia and the Philippines.

In China, we continued to expand with the opening of a branch office in Beijing, and the addition of a new branch in Ningbo. Early in 2005, Manulife was granted a license for province-wide operation in Guangdong and entry into the Group Life & Health and Pension businesses. We are optimistic about our growth potential in China.

A devastating earthquake and tsunami struck South East Asia at the end of the year with our operations in Banda Aceh, Indonesia being especially hard hit. The response of our employees in Indonesia was immediate and professional. Our staff were generous with their time and showed unusual dedication as they restored operational capabilities as soon as possible to ensure that policyholders’ needs were met. All units of the Company came together to raise more than $1 million for Manulife Indonesia’s ACTION Aceh Fund, providing direct aid to our employees, agents and policyholders in that area. This broad based generosity is something of which we are all very proud.

Japan Over the last few years, significant progress has been made in revitalizing and restructuring our operations in Japan. We are especially pleased with the growth in our sales force, which now exceeds 4,000 agents, an increase of 13% over year end 2003. Our variable annuity sales rose to more than 200 billion yen ($2.4 billion), an increase of approximately 260%. Sales via banks, brokers and our sales force all contributed to this growth and we expect that additional recently negotiated distribution arrangements will continue to bolster this business in 2005. Our product portfolio is refreshed on an ongoing basis as evidenced by the successful launch of our innovative Premiere variable annuity product and the recently announced addition of new funds to our universal life platform. The division continues to focus on cost reduction and productivity improvement opportunities to further improve its competitiveness.

Reinsurance The Reinsurance Division maintained its positive momentum and generated solid earnings growth in 2004. Earnings reached record levels driven by favourable mortality experience, a strong market position and the addition of the International Group Program business from John Hancock. Manulife is a leader in the life retrocession sector and also provides specialty property catastrophe coverage that is governed by a strict pricing and risk management framework.

‘‘These values –professionalism, integrity and financial strength – permeate the organization, and are the basis for all decisions, both strategic and day-to-day.’’

Investments The year 2004 was one of the best on record for our Investments Division, with benchmark-beating performance in all major portfolios including those managed for Manulife and for our clients.

Manulife’s total funds under management grew by 125% in 2004 to $348 billion due in large part to the merger with John Hancock. The combined investment portfolio is high in quality and diversified in asset category. Ninety-four per cent of our fixed income portfolio was rated as investment grade at

Message to Shareholders    5

year-end. We have historically successfully pursued investing through selective alternative asset classes and are continuing this program as we have found that specialty assets have attractive risk/return attributes.

Looking Forward

Concluding the integration of Manulife and John Hancock is our top priority for 2005. I believe that we have only just begun to capitalize on the strengths of the newly combined organization. As we finish the job of creating a cohesive and dynamic global company, opportunities for new business initiatives, products and distribution arrangements will arise. The leaders of the combined company recognize the unique position that we enjoy in the marketplace, and are excited about delivering on the promise of Manulife’s considerable potential.

I would like to take this opportunity to express my appreciation to David D’Alessandro for the indispensable role he played in bringing John Hancock and Manulife Financial together and for capably leading the integration team that has allowed us to move as quickly as we have in combining the two companies. David has decided not to stand for re-election to the Board, thus bringing to an end a twenty-one year association with John Hancock which culminated with his appointment as CEO in June 2000. We thank David for his contributions and wish him well in his future endeavours.

I also want to thank all of our managers and employees for their tireless efforts in meeting the challenges of the integration process and for consistently exceeding our performance objectives. To our shareholders, customers, employees, distribution partners and agents, thank you for your continued enthusiasm and support. I look forward to reporting to you on our progress.

Dominic D’Alessandro
President and Chief Executive Officer

6    Message to Shareholders

Notice of Annual Meeting of Shareholders of Manulife Financial Corporation
The Annual Meeting of shareholders of Manulife Financial Corporation (the “Company”) will commence at 11:00 a.m. on Thursday, May 5, 2005 (Toronto time) at the Company’s Head Office, 200 Bloor Street East, International Room, Toronto, Ontario, Canada.
The Annual Meeting will have the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2004 together with reports of the auditor and the actuary on those statements;

2.	to elect Directors of the Company;

3.	to appoint auditors of the Company for 2005;

4.	to consider the shareholder proposals set out in Appendix “A” of this Proxy Circular; and

5.	to transact such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.
The number of votes that may be cast at the Meeting by shareholders, as of March 16, 2005, is 808,062,465.
The accompanying Proxy Circular of the Company provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.
Shareholders who cannot attend the Annual Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Proxy Circular. To be valid, proxies must be received by CIBC Mellon Trust Company (“CIBC Mellon”) at 200 Queen’s Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 5:00 p.m. (Toronto time) on May 3, 2005, or if the Meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second business day preceding the day to which the Meeting is adjourned.
By order of the Board of Directors,

Signed, Christer Ahlvik Corporate Secretary
March 16, 2005
Notice of Annual Meeting of Shareholders       7

Business of the Annual Meeting
1.  Consolidated Financial Statements
The consolidated financial statements for the year ended December 31, 2004, together with the reports of the auditor and the actuary on those statements, are found on pages 78 to 120.
2.  Election of the Board of Directors
The 16 nominees for election to the Company’s Board of Directors and their biographies are listed in the section “Board of Directors.” All of the nominees are currently Directors of the Company, except Thomas d’Aquino. David D’Alessandro resigned as a Director effective March 1, 2005 and is not standing for re-election.
Each successful nominee will be elected to the Board of Directors for a term of one year, expiring at the Company’s Annual Meeting in 2006.
Directors’ attendance at Board and Committee meetings held in 2004 is set forth in the section “Board of Directors Meetings Held and Attendance of Directors.”
3.  Appointment of Auditors
The Board of Directors and management propose that the firm of Ernst & Young LLP be appointed as auditor for the 2005 fiscal year. Ernst & Young LLP has served as the Company’s auditor for more than five years. Ernst & Young LLP has complied with the partner rotation requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). For 2004, fees charged by Ernst & Young LLP to the Manulife Financial group of companies were $26.3 million, compared with $10.6 million in 2003. The increase in fees is due to the merger with John Hancock and primarily relates to annual audit fees of the new subsidiaries as well as fees incurred with respect to the transaction itself.

	Year ended	Year ended
(Canadian $ in millions(1))	December 31, 2004	December 31, 2003

Audit fees	$23.9	$7.5
Audit-related fees	1.1	0.5
Tax fees	0.9	2.2
All other fees	0.4	0.4

	$26.3	$10.6

(1)	All figures reported in this Proxy Circular and the Annual Report are in Canadian currency, unless otherwise indicated.
Audit Fees
Fees for audit services totalled approximately $23.9 million in 2004 and approximately $7.5 million in 2003, including fees associated with the annual audit, the reviews of the Company’s quarterly reports, statutory audits and regulatory filings.
Audit-Related Fees
Fees for audit-related services totalled approximately $1.1 million in 2004 and approximately $0.5 million in 2003. Audit-related services principally include due diligence in connection with mergers and acquisitions, audits in connection with proposed or consummated acquisitions, and consultations concerning financial accounting and reporting standards.
Tax Fees
Fees for tax services totalled approximately $0.9 million in 2004 and approximately $2.2 million in 2003. Fees for tax services include tax compliance, tax planning and tax advice services.
All Other Fees
Fees for all other services not included above totalled approximately $0.4 million in 2004 and $0.4 million in 2003.
The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.
4.  Shareholder Proposals
Shareholder proposals that have been submitted for consideration at the Annual Meeting can be found in Appendix “A” of this Proxy Circular.
          8      MFC Proxy Circular

How to Vote
Q.  How can I vote?

A.	How you exercise your vote depends on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your common shares of Manulife Financial Corporation (“Common Shares”) are registered in your name and:

1.	You have a share certificate; or

2.	You hold your shares through direct registration in the United States.

You are a non-registered shareholder if:

1.	You received a Share Ownership Statement when Manufacturers Life demutualized and have not requested a share certificate; or

2.	Your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

Please refer to the appropriate section for instructions on how to exercise your right to vote.
VOTING BY REGISTERED SHAREHOLDERS:
As a registered shareholder, you may vote in one of several ways:
1. Attend the Annual Meeting
You are entitled to attend the Meeting in person and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to CIBC Mellon authorizing you to do so.
or
2. By Proxy
If you do not plan to attend the Meeting in person, you may cast your vote by proxy in one of two ways:

(a)	You may authorize the management representatives of the Company named in the proxy form to vote your shares. You may convey your voting instructions:

•	By Internet (Worldwide) – Go to the web site indicated on the proxy form and follow the instructions;
•	By Telephone (North America) – Call the toll free number on the enclosed proxy form and follow the voice instructions;
•	By Mail (Worldwide) – Complete the enclosed proxy form in full, sign and return it in the envelope provided; or

(b)	You have the right to appoint some other person to attend the Meeting and vote your shares on your behalf. The proxy form is the only voting option by which a shareholder may appoint someone as proxy other than the management representatives named on the proxy form.
If you choose option (b), print your appointee’s name in the blank space on the enclosed proxy form and indicate how you would like your shares voted. Sign and return the completed proxy form in the envelope provided. Your votes can only be counted if your appointee attends the Meeting and votes on your behalf.
VOTING BY NON-REGISTERED SHAREHOLDERS:
If you are a non-registered shareholder who has requested Meeting materials, you will receive a package from an intermediary who holds your shares (for example, your broker) that will contain either:

•	A proxy registered as to the number of shares beneficially owned by you, but which is otherwise incomplete (the proxy form may be signed by the intermediary, but will be unsigned if you hold a Share Ownership Statement); or
•	A voting instruction form.
Carefully follow the instructions that accompany the proxy form or voting instruction form.
If you are a non-registered shareholder in Hong Kong or the Philippines and your shares are held by a broker, you may not receive a proxy form or a voting instruction form. You should contact your broker if you wish to vote.
As a non-registered shareholder, you may vote in one of two ways:
1. Attend the Annual Meeting

(a)	If you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b)	If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary. Return the completed proxy form in the enclosed envelope. When you arrive at the Meeting, you should advise the staff that you are a proxy appointee; or

(c)	If you have received a voting instruction form, follow the instructions on it.
or
2. By Proxy

(a)	If you hold a Share Ownership Statement and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you choose this option, refer to paragraph 2(a) or paragraph 2(b) under the heading “By Proxy” under “Voting by Registered Shareholders;”

(b)	If you received a proxy form from your intermediary and do not plan to attend the Meeting in person, you may vote by authorizing the management representatives of the Company named in the proxy form, or a person of your choice, to vote your shares. If you appoint someone other than the management representatives to vote your shares, your votes can only be counted if your appointee attends the Meeting and votes on your behalf. If you choose this option, complete, sign (if unsigned by the intermediary) and return the proxy form as instructed on the proxy form; or

(c)	If you have received a voting instruction form, follow the instructions on it.
To ensure that your vote is recorded, your proxy must be received by CIBC Mellon at its Toronto office no later than 5:00 p.m. (Toronto time) on May 3, 2005, or if the Meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second business day before the day to which the Meeting is adjourned.
MFC Proxy Circular       9

Q&A on Voting at the Annual Meeting
Q.  Am I entitled to vote?

A.	You are entitled to vote if you were a holder of Common Shares as of the close of business on March 16, 2005. Each Common Share is entitled to one vote except Common Shares that are beneficially owned by:

1.	The Government of Canada or a provincial government or any of their agencies; or

2.	The government of a foreign country or any political subdivision thereof or any of their agencies.

Q.	What if I acquire Common Shares after March 16, 2005?

A.	In order to vote Common Shares acquired after March 16, 2005, you must produce properly endorsed share certificates or otherwise establish that you own the shares. You must also request that your name be included on the list of shareholders entitled to vote no later than April 25, 2005 by contacting CIBC Mellon at the address in the Notice of Annual Meeting.
Q.  What am I voting on?

A.	You will be entitled to vote on resolutions relating to the election of Directors, the appointment of auditors and the shareholder proposals.

Q.	Who votes my shares and how will they be voted if I return a proxy form?

A.	By properly completing and returning a proxy form, you are authorizing the person named in the proxy to attend the Meeting and to vote your shares.

In connection with any ballot that may be called for, the shares represented by your proxy form must be voted or withheld from voting as you instruct in the form. If you properly complete and return your proxy form appointing management as your proxy, but do not specify how you wish the votes cast, your shares will be voted FOR the appointment of auditors, FOR the election of Directors nominated by management and AGAINST the shareholder proposals.
Q.  Can I revoke a proxy or voting instruction?

A.	If you are a registered shareholder and have voted by Internet or telephone, you may override your previous vote by voting again.

If you are a registered shareholder and have returned a proxy form, you may revoke it by:

1.	Completing and signing a proxy form bearing a later date, and delivering it to CIBC Mellon; or

2.	Delivering a written statement, signed by you or your authorized attorney to:

(a)	The Corporate Secretary of the Company at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 at any time up to and including May 4, 2005, or the business day preceding the day to which the Meeting is adjourned; or

(b)	The Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction given to a nominee (for Share Ownership Statement holders) or an intermediary at any time by written notice to the nominee or intermediary, provided that the revocation is received on or before April 26, 2005.
Q.  Who is soliciting my proxy?

A.	Your proxy is being solicited on behalf of the management of the Company. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.
Q.  How many Common Shares are outstanding?

A.	As at March 16, 2005, there were 808,062,465 Common Shares outstanding.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than five per cent of the voting rights attached to any class of the shares of the Company.
Q.  Is my vote confidential?

A.	Your vote is confidential. Proxies are received, counted and tabulated independently by the Company’s transfer agent, CIBC Mellon, by the Company’s co-transfer agent in the United States, Mellon Investor Services LLC, or in Hong Kong and the Philippines by CIBC Mellon’s authorized agents. The Company’s transfer agents do not disclose individual shareholder votes to the Company and proxies are not referred to the Company unless a shareholder has made comments clearly intended for management. However, the Company’s transfer agents may, upon request, provide the Company with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.
Q.  What if I have a question?

A.	If you have any questions regarding the Annual Meeting, please contact CIBC Mellon or the authorized agent nearest you:

Canada:	CIBC Mellon: 1-800-783-9495
United States:	Mellon Investor Services LLC: 1-800-249-7702
Hong Kong:	Computershare Hong Kong Investor Services Limited: Registered Shareholders: 011-852-2862-8628 Share Ownership Statement Holders: 011-852-2500-3201
Philippines:	The Hongkong and Shanghai Banking Corporation Limited (Philippines): 011-632-683-2685
          10      MFC Proxy Circular

Board of Directors
The following provides background information on the nominees proposed for election to the Board of Directors of the Company. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.

Arthur R. Sawchuk Age: 69 Residency: Toronto, Ontario, Canada Director Since(1): 1993 Common Shareholdings(2): Current: 22,000 2004: 22,000 DSUs(3): Current: 12,796 2004: 9,320 Stock Options: 5,000	Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Executive Chairman. He also serves as a director of Manitoba Telecom Services Inc., Bowater Inc. and the Canadian Institute for Advanced Research. In the past five years, Mr. Sawchuk served as a director of the following publicly traded company: Trimac Corporation. Mr. Sawchuk chairs the Corporate Governance and Nominating Committee, is Vice-Chair of the Management Resources and Compensation Committee, and is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Dominic D’Alessandro Age: 58 Residency: Toronto, Ontario, Canada Director Since: 1994 Common Shareholdings: Current: 281,250 2004: 281,250 DSUs: Current: 277,572 2004: 208,849	Since Dominic D’Alessandro’s appointment as President and Chief Executive Officer in 1994, Manulife Financial has undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. Mr. D’Alessandro is also very active in community affairs. In recognition of his achievements, Mr. D’Alessandro was voted Canada’s Most Respected CEO in 2004 by his peers and was named Canada’s Outstanding CEO for 2002. He was made an Officer of the Order of Canada in 2003. In the past five years, Mr. D’Alessandro served as a director of the following publicly traded companies: Hudson’s Bay Company and Trans Canada Pipelines.

Kevin E. Benson(4) Age: 58 Residency: Wheaton, Illinois, U.S.A. Director Since: 1995 Common Shareholdings: Current: 5,320 2004: 5,320 DSUs: Current: 9,932 2004: 6,734 Stock Options: 3,000	Kevin Benson is President and Chief Executive Officer and a director of Laidlaw International Inc., a transportation services company. He has previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia, as President of The Jim Pattison Group, and as President and Chief Executive Officer of Canadian Airlines. In the past five years, Mr. Benson served as a director of the following publicly traded companies: Canadian Airlines International and Swiss Airlines. Mr. Benson is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

John M. Cassaday Age: 51 Residency: Toronto, Ontario, Canada Director Since: 1993 Common Shareholdings: Current: 20,000 2004: 20,000 DSUs: Current: 7,977 2004: 5,626 Stock Options: 3,000	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc. Corus is Canada’s leader in specialty television and radio and is a global leader in the production of children’s animation. He also serves as a director of Sysco Corporation and Masonite International Corporation. Mr. Cassaday is also Chairman of the Board of St. Michael’s Hospital. In the past five years, Mr. Cassaday served as a director of the following publicly traded company: Loblaw Companies Limited. Mr. Cassaday is a member of the Corporate Governance and Nominating Committee.

Lino J. Celeste Age: 67 Residency: Saint John, New Brunswick, Canada Director Since: 1994 Common Shareholdings: Current: 6,300 2004: 6,300 DSUs: Current: 4,291 2004: 2,998 Stock Options: 3,000	Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic Provinces Telephone Companies. Prior to assuming the Chairmanship, Mr. Celeste was President and Chief Executive Officer of NBTel. He also serves as a director of NB Power and as Chairman of the Greater Saint John Community Foundation, a charitable organization. In the past five years, Mr. Celeste did not serve as a director of any other publicly traded company. Mr. Celeste is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

MFC Proxy Circular       11

Gail C.A. Cook-Bennett(5) Age: 64 Residency: Toronto, Ontario, Canada Director Since: 1978 Common Shareholdings: Current: 7,500 2004: 7,500 DSUs: Current: 4,023 2004: 2,847 Stock Options: 3,000	Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board. She also serves as a director of Petro-Canada and Emera Inc. Dr. Cook-Bennett has been a professor at the University of Toronto, a director of the Bank of Canada, a member of the Trilateral Commission and an active volunteer in several organizations. She is a Fellow of the Institute of Corporate Directors. In the past five years, Dr. Cook-Bennett served as a director of the following publicly traded company: Transcontinental Inc. Dr. Cook-Bennett is a member of the Management Resources and Compensation Committee.

Thomas P. d’Aquino(6) Age: 64 Residency: Rockcliffe Park, Ottawa, Ontario, Canada Common Shareholdings: Current: 1,800	Thomas d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives (“CCCE”), a research and advocacy group composed of 150 chief executives of Canada’s leading enterprises. He has served as a Special Assistant to the Prime Minister of Canada and as the founder and chief executive of Intercounsel Limited, a firm specializing in the execution of domestic and international business transactions and in advising chief executives on public policy strategies. He also served as an international trade lawyer and as an Adjunct Professor of Law lecturing on the law of international business transactions, trade and the regulation of multinational enterprise. Mr. d’Aquino is active on numerous non-profit boards and advisory committees both nationally and internationally. He is Chair of the CCCE’s North American Security and Prosperity Initiative and has spearheaded past CCCE task forces on competitiveness, taxation, international trade, the environment and corporate governance. He is currently Chair of Lawrence National Centre for Policy and Management at the Richard Ivey School of Business and he also chairs The National Gallery of Canada Foundation. In the past five years, Mr. d’Aquino did not serve as a director of any publicly traded company.

Richard B. DeWolfe(7) Age: 61 Residency: Westwood, Massachusetts, U.S.A. Director Since: 2004 Common Shareholdings: Current: 5,058 DSUs: Current: 2,280 Stock Options: 17,779	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate consulting firm. He is also a director of The Boston Foundation; Trustee of Boston University; Trustee of the 17136 Marine Biological Laboratory, Woods Hole, MA and a director of The National Conference for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. (“RELO”) and was formerly Chairman of the Board of Trustees, Boston University. In the past five years, Mr. DeWolfe served as a director of the following publicly traded companies: John Hancock Financial Services, Inc. and Response USA, Inc. Mr. DeWolfe is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Robert E. Dineen, Jr. Age: 64 Residency: New York, New York, U.S.A. Director Since: 1999 Common Shareholdings: Current: 14,500 2004: 14,500 DSUs: Current: 12,482 2004: 9,150 Stock Options: 3,000	Robert Dineen is a Partner of Shearman & Sterling LLP, a leading international law firm headquartered in New York, specializing in complex, cross-border financial transactions. He also serves as a director of Nova Chemicals Corporation. In the past five years, Mr. Dineen did not serve as a director of any other publicly traded company. Mr. Dineen is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

          12      MFC Proxy Circular

Pierre Y. Ducros Age: 65 Residency: Outremont, Quebec, Canada Director Since: 1999 Common Shareholdings: Current: 27,800 2004: 27,800 DSUs: Current: 8,633 2004: 6,205 Stock Options: 3,000	Pierre Ducros is President, P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief Executive Officer of DMR Group Inc. and Vice-Chairman of the Task Force on The Future of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros also serves as a director of Emergis Inc., Cognos Incorporated, Nstein Technologies Inc., and eNGENUITY Technologies Inc. In the past five years, Mr. Ducros served as a director of the following publicly traded companies: Alliance Atlantis Communications Inc., BAE Systems Canada Inc. and NovAtel Inc. Mr. Ducros is a member of the Corporate Governance and Nominating Committee.

Allister P. Graham(8) Age: 68 Residency: Toronto, Ontario, Canada Director Since: 1996 Common Shareholdings: Current: 25,224 2004: 25,224 DSUs: Current: 8,269 2004: 5,815 Stock Options: 3,000	Allister Graham is the former Chairman and Chief Executive Officer of The Oshawa Group Limited. Currently, he serves as the Chairman of Nash Finch Company, a U.S. wholesale/ retail food distributor. Mr. Graham is also a trustee of the Associated Brands Income Trust. He is a previous Chairman of the Retail Council of Canada and Food Distributors International of Washington, D.C. In the past five years, Mr. Graham served as a director of the following publicly traded company: Dylex Ltd. Mr. Graham is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Thomas E. Kierans(5)(9) Age: 64 Residency: Toronto, Ontario, Canada Director Since: 1990 Common Shareholdings: Current: 30,681 2004: 30,681 Stock Options: 3,000	Thomas Kierans is Chairman of CSI-Global Education Inc., a for-profit financial education institution. Before assuming this position he was the Chairman of The Canadian Institute for Advanced Research in Toronto. Mr. Kierans has also been President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod Young Weir Limited (later ScotiaMcLeod Inc.). Mr. Kierans is also Chairman of the Board of the Toronto International Leadership Centre for Financial Sector Supervision and also of The Canadian Journalism Foundation. He serves as a director and advisor to several other companies, including BCE Inc., Bell Canada and Petro-Canada. In the past five years, Mr. Kierans served as a director of the following publicly traded companies: First Marathon Inc., Inmet Mining Corporation, IPSCO Inc., Teleglobe Inc. and Moore Corporation Limited. Mr. Kierans chairs the Audit and Risk Management Committee and the Conduct Review and Ethics Committee and is a member of the Corporate Governance and Nominating Committee.

Lorna R. Marsden Age: 63 Residency: Toronto, Ontario, Canada Director Since: 1995 Common Shareholdings: Current: 19,332 2004: 19,332 DSUs: Current: 4,047 2004: 2,837 Stock Options: 3,000	Lorna Marsden is President and Vice Chancellor and a member of the Board of Governors of York University. A former member of the Senate of Canada, she serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations including Canada World Youth. In the past five years, Dr. Marsden served as a director of the following publicly traded company: Westcoast Energy Inc. Dr. Marsden is a member of the Management Resources and Compensation Committee.

Hugh W. Sloan, Jr. Age: 64 Residency: Bloomfield Village, Michigan, U.S.A. Director Since: 1985 Common Shareholdings: Current: 7,210 2004: 7,210 DSUs: Current: 6,622 2004: 4,875 Stock Options: 3,000	Hugh Sloan is Deputy Chairman of the Woodbridge Foam Corporation, a manufacturer of foam products. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations, including Wescast Industries Inc. and Virtek Vision International Inc. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University. In the past five years, Mr. Sloan did not serve as a director of any other publicly traded company. Mr. Sloan chairs the Management Resources and Compensation Committee and is a member of the Corporate Governance and Nominating Committee.

MFC Proxy Circular       13

Gordon G. Thiessen Age: 66 Residency: Ottawa, Ontario, Canada Director Since: 2002 DSUs: Current: 7,034 2004: 4,593 Stock Options: 3,000	Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the Canadian Public Accountability Board, the oversight body for the auditing profession in Canada. Mr. Thiessen also serves as a director of IPSCO Inc. and the Institute for Research on Public Policy. In the past five years, Mr. Thiessen did not serve as a director of any other publicly traded company. Mr. Thiessen is a member of the Management Resources and Compensation Committee.

Michael H. Wilson Age: 67 Residency: Toronto, Ontario, Canada Director Since: 1995 Common Shareholdings: Current: 25,000 2004: 25,000 DSUs: Current: 8,242 2004: 5,845 Stock Options: 3,000	Michael Wilson is Chairman of UBS Canada, an investment firm. Prior to July 2000, Mr. Wilson was Vice-Chairman and a director of RBC Dominion Securities Inc. in Toronto. He has been the Federal Minister for Finance, Industry, Science & Technology, and International Trade in the Government of Canada. Mr. Wilson also serves as a director of BP p.l.c. He is Chairman of Neuroscience Canada Foundation, Canadian Coalition for Good Governance and was Chairman of the Mental Health Implementation Task Force for Toronto and Peel. In the past five years, Mr. Wilson served as a director of the following publicly traded companies: Inscape Corporation and Rio Algom Ltd. He was also a trustee of ACS Trust. Mr. Wilson is a member of the Management Resources and Compensation Committee.

(1)	“Director Since” prior to 1999, refers to the year the Director was first elected to the Board of Manufacturers Life. When Manufacturers Life demutualized, it became a wholly owned subsidiary of the Company.
(2)	“Common Shareholdings” refers to the number of Common Shares over which control or direction is exercised by the Director, as at March 16, 2005 and March 10, 2004, respectively.
(3)	“DSUs” refers to the number of deferred share units held by the Director as at March 16, 2005 and March 10, 2004, respectively.
(4)	Kevin E. Benson was President and Chief Executive Officer of Canadian Airlines International (“CAI”) prior to March 2000. CAI initiated proceedings under the Companies Creditors Arrangement Act (“CCAA”) and applicable bankruptcy protection statutes in the United States on March 24, 2000.
(5)	Gail C.A. Cook-Bennett and Thomas E. Kierans also serve together on the board of Petro-Canada.
(6)	Thomas P. d’Aquino will be a nominee as a Director for the first time on May 5, 2005.
(7)	Richard B. DeWolfe was granted stock options under the John Hancock Non-Employee Directors’ Long-Term Incentive Plan, which were converted into stock options of the Company following the merger with John Hancock. For more information on the John Hancock Plans, see the section “Mid-Term and Long-Term Incentives Relating to the Merger.” Mr. DeWolfe was a director of Response USA, Inc. (“Response”) until October 2000. In May of 2001, Response commenced proceedings under applicable bankruptcy statutes in the United States.
(8)	Allister P. Graham was a director of Dylex Limited (“Dylex”) until May 2001. In August 2001 Dylex initiated proceedings under CCAA and certain creditors filed petitions in bankruptcy. In September 2001 a receiving order was made against Dylex and a trustee in bankruptcy was appointed.
(9)	Thomas E. Kierans was a director of Teleglobe Inc. (“Teleglobe”) until April 23, 2002. On May 15, 2002, Teleglobe announced that it had obtained creditor protection under the CCAA and that it had initiated ancillary filings in the United States and the United Kingdom.
Shareholdings of Board Members and Senior Officers(1) as at March 16, 2005

•	Equity participation in the Company by Directors: 100%

•	Total number of Common Shares held by:

•	All Directors 497,175

•	All non-employee Directors 215,925

•	Senior Officers 728,767

•	Total number of DSUs held by:

•	All Directors 374,200

•	All non-employee Directors 96,628

•	Senior Officers 886,491

•	Total value(2) of Common Shares and DSUs held by:

•	All Directors $50,278,337.50

•	All non-employee Directors $18,034,308.10

•	Senior Officers $93,200,386.60

(1)	“Senior Officers” include the President and Chief Executive Officer, Senior Executive Vice Presidents and Executive Vice Presidents of the Company, and any Senior Vice President or Vice President who is in charge of a principal business unit of the Company or has access to material information of the Company before it is publicly disclosed.
(2)	Values are based on the closing price of Common Shares on the Toronto Stock Exchange (the “TSX”) as at March 16, 2005: $57.70.
          14      MFC Proxy Circular

Board of Directors Meetings Held and Attendance of Directors
The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended December 31, 2004. Attendance is a critical element for Directors to perform their duties and responsibilities. The Company’s policy is that Directors attend all meetings of the Board and of Committees on which they sit, unless circumstances make it impossible to do so. It is anticipated that all Directors will be in attendance at the upcoming Annual Meeting.
Summary of Board and Committee Meetings Held

Board of Directors		9
(a)	Corporate Governance and Nominating Committee (the “Governance Committee”)	4
(b)	Management Resources and Compensation Committee (the “Compensation Committee”)	7
(c)	Audit Committee	7
(d)	Conduct Review and Ethics Committee (the “Ethics Committee”)	2
(e)	Joint Meetings of the Governance Committee and the Compensation Committee (the “Joint Committee”)(1)	1
Summary of Attendance of Directors

	Board Meetings	Committee Meetings
Director	Attended	Attended

Arthur R. Sawchuk(a – Chair, b – Vice Chair, c, d, e – Co-Chair) (Chair of the Board)	9 of 9	21 of 21
Dominic D’Alessandro(2)	9 of 9	18
Kevin E. Benson(c, d)	8 of 9	7 of 9
John M. Cassaday(a, e)	9 of 9	5 of 5
Lino J. Celeste(c, d)	9 of 9	9 of 9
Gail C.A. Cook-Bennett(b, e)(3)	9 of 9	5 of 8
David F. D’Alessandro(2)(4)	5 of 6	0
Richard B. DeWolfe(c, d)(5)	6 of 6	7 of 7
Robert E. Dineen, Jr.(c, d)	9 of 9	9 of 9
Pierre Y. Ducros(a, e)	9 of 9	5 of 5
Allister P. Graham(c, d)	9 of 9	9 of 9
Thomas E. Kierans(a, c – Chair, d – Chair)(3)(6)	7 of 9	8 of 11
Lorna R. Marsden(b, e)	9 of 9	8 of 8
Hugh W. Sloan, Jr.(a, b – Chair, e – Co-Chair)	8 of 9	10 of 12
Gordon G. Thiessen(b, e)	9 of 9	7 of 8
Michael H. Wilson(b, e)	9 of 9	7 of 8

(1)	In preparation for the merger with John Hancock, a Joint Committee was struck of the Governance Committee and Compensation Committee, to review the Company’s approach to compensation and retention for the President and Chief Executive Officer and most senior officers.
(2)	Directors who are not independent are not members of any Committee of the Board, but may attend Committee meetings at the invitation of the Chair of the Committee.
(3)	Due to the merger with John Hancock, the Company rescheduled the meeting dates for the Compensation Committee, thereby creating a conflict for Dr. Cook-Bennett with another board that she chairs. Mr. Kierans missed meetings due to illness.
(4)	Effective April 28, 2004, Mr. David F. D’Alessandro joined the Board. Under New York Stock Exchange Rules and proposed Canadian Securities Administrators Guidelines, Mr. D’Alessandro sat as a non-independent Director until his resignation on March 1, 2005.
(5)	Effective April 29, 2004, Mr. DeWolfe joined the Board and the Audit and Ethics Committees.
(6)	Effective April 29, 2004, Mr. Kierans joined the Governance Committee.
MFC Proxy Circular       15

Statement of Corporate Governance Practices
The Company’s corporate governance practices meet or exceed the standards set out in the Insurance Companies Act (Canada) (the “Act”), the Toronto Stock Exchange Guidelines for Improved Corporate Governance in Canada (the “TSX Guidelines”), and comply with the requirements of SOX and any SEC rules thereunder, the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”) and Canadian Securities Administrators Multilateral Instruments 52-109 and 52-110 (“CSA Instruments”).
There are no differences between the Company’s corporate governance practices and the domestic issuer requirements of the NYSE Rules. The Company also complies with the recently proposed corporate governance guidelines and corporate governance disclosure requirements recommended by Canadian Securities Administrators under National Policy 58-201 and National Instrument 58-101 (“CSA Guidelines”).
The following Statement of Corporate Governance Practices outlines the Company’s approach to governance and, where appropriate, highlights achievements in developing the Company’s corporate governance program.

Guideline	Manulife Financial Practice

Mandate of the Board of Directors Insurance Companies Act TSX Guidelines NYSE Rules CSA Guidelines	The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in this Board Mandate, and are communicated to Directors through the Company’s Directors’ Manual: Duties and Responsibilities of the Board of Directors of Manulife Financial. The Mandate of the Board is:

 1. Understanding and meeting the duties and performance standards expected of the Board and each Director under (i) the Company’s governing statute, the Act, (ii) other applicable statutes and regulatory regimes, and (iii) the expectations of shareholders and stakeholders of the Company;

 2. Adopting and annually approving a strategic planning process for the Company under which the Board reviews (i) the opportunities and risks of the Company’s businesses, (ii) the operational structure of the Company and its subsidiaries, including through review of the Company’s lines of business, and (iii) frequent input from management on the continuing development of and the Company’s performance against the strategic plan;

 3. Monitoring appropriate procedures for identifying the principal risks of the Company’s business, implementing appropriate systems to address these risks, and receiving frequent updates on the status of risk management activities and initiatives;

 4. Supervising the succession planning processes at the Company, including the selection, appointment, development, evaluation and compensation of the Chair of the Board, the Chief Executive Officer (“CEO”) and the senior management team;

 5. Creating a culture of integrity throughout the Company, with specific emphasis on review of the CEO and other executive officers of the Company, and promoting that culture of integrity both through the actions of the Board and its individual Directors and through the Board’s interaction with, and expectations of, management;

 6. Ensuring the integrity of the Company’s internal controls and management information systems by establishing appropriate internal and external audit and control systems and by receiving frequent updates on the status of those systems;

 7. Considering and approving all Company activities related to major capital expenditures, raising capital, allocation of resources to the Company’s lines of business, organizational restructurings and other major financial activities as set out in the Company’s Administrative Resolutions and Investment Policy;

 8. Regularly reviewing the Company’s Disclosure Policy and approving all material disclosure items prior to disclosure in accordance with the Disclosure Policy;

 9. Monitoring and overseeing the recruitment and training of senior management and the general development of the Company’s human resources;

10. Overseeing the development of the Company’s approach to corporate governance;

11. Developing and communicating the Board’s expectations to individual Directors as they are updated and refined; and

12. Receiving feedback from stakeholders via shareholder proposals, communications to the non-management group of Directors (which may be sent to the independent Chair of the Board in care of the Corporate Secretary) and review of any concerns received under the Protocol for Receipt and Treatment of Complaints and Employee Concerns.

          16      MFC Proxy Circular

Guideline	Manulife Financial Practice

The Board’s independence is fundamental to its stewardship role and its effectiveness TSX Guidelines NYSE Rules CSA Guidelines	The key to fulfilling its oversight role is the Board’s independence. All but one member of the current Board is “unrelated” under Section 473(3) of the TSX Guidelines and independent under Section 2 of the NYSE Rules, Section 301 of SOX and Section 1.2 of the CSA Guideline. Dominic D’Alessandro, the Company’s President and CEO is not unrelated or independent. The Board has determined that no other Director is in a relationship with the Company that would cause the Director to lose his or her status as unrelated or independent.

Membership standards for Board Committees have been developed TSX Guidelines NYSE Rules CSA Instruments CSA Guidelines	The Board relies heavily on its Committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue.

All Committees of the Board are comprised solely of unrelated and independent Directors. Each standing Committee has a written Charter setting out its mandate. These Charters are available on the Company’s web site at www.manulife.com or by writing to the Company’s Corporate Secretary.

All Committees prepare annual objectives, plans and agendas. A scorecard of each Committee’s compliance with its Charter is available on the Company’s web site. Each Committee is required to report and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

The Board has established the Governance Committee to oversee nominating duties Insurance Companies Act TSX Guidelines NYSE Rules CSA Guidelines	Working with the Governance Committee and approved by the Board, the Chair is charged with developing an analytical framework for assessing desired competencies, expertise, skills, background and personal qualities that should be sought in new members of the Board.

The Chair maintains a list of candidates for the Board and is responsible for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.

The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is properly submitted under the Act. A proper nomination must be submitted by shareholder proposal that is signed by the holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

The Governance Committee has established a process for review of the Board, its Committees and individual Directors TSX Guidelines NYSE Rules CSA Guidelines	The Governance Committee conducts annual, formal evaluations of the Board, the Chair and Board Committees and immediately reviews the impact of any change in a Director’s principal occupation or country of residency. The extensive evaluation process consists of a written Board Effectiveness Survey and presentation of the consolidated results, with suggested areas for improvement, to the Governance Committee and to the Board. Evaluation of the contributions of individual Directors consists of the completion of a written self-assessment survey and one-on-one follow-up meetings with the Chair. It is the ongoing contribution of Directors that determines their suitability for Board membership.

The CEO’s performance is evaluated separately. The Governance Committee conducts an annual, formal performance review of the CEO, and working with the CEO sets financial and non-financial objectives for the coming year, which are in turn approved by the Board. The CEO’s performance is evaluated based on these objectives and on the Company’s performance.

As part of the Board renewal process, the Governance Committee reviews the overall size and operation of the Board and its Committees to ensure that they operate effectively. The Governance Committee also annually determines that a Director’s ability to serve the Company is not impaired by additional obligations or by changes in his or her principal occupation or country of residency. The Board has established a normal retirement age of 72.

The Board has developed orientation and education programs for Directors TSX Guidelines CSA Guidelines	The Company provides an orientation program for new Directors, as well as an ongoing continuing education program for all Directors. As part of the program, Directors’ seminars, divisional presentations to the Board and on-site visits to the Company’s operations, help Directors better understand the Company’s strategies, operations and the external business and the competitive environment in which the Company operates.

The Board has a process for review of Director compensation TSX Guidelines NYSE Rules CSA Guidelines	The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company.

Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and Preferred Shares of the Company and DSUs are considered equity for this purpose, while stock options are not.

No stock options were granted in 2003 or 2004 to non-employee Directors and in 2004, the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors.

MFC Proxy Circular       17

Guideline	Manulife Financial Practice

The Board oversees the development of the Company’s approach to governance TSX Guidelines NYSE Rules CSA Guidelines	The Governance Committee is responsible for assisting the Board in overseeing the Company’s corporate governance program. The Governance Committee recommends governance policies, practices and procedures to the Board for consideration and approval. The Governance Committee regularly reviews its structures, mandates and composition, and annually approves the Company’s Statement of Corporate Governance Practices.

Independence of the Chair of the Board TSX Guidelines NYSE Rules CSA Guidelines	The positions of Chair and CEO are separate. It is the Company’s policy that the Chair be an unrelated and independent Director. The current Chair, Mr. Arthur Sawchuk, is unrelated and independent and has never been an employee of the Company. The Chair’s mandate is to ensure that the Board carries out its responsibilities effectively and separately from management.

Position descriptions for the Chair, Committee Chairs, the CEO and individual Directors have been developed TSX Guidelines NYSE Rules CSA Guidelines	Position descriptions outlining the accountabilities for the Chair, the Chair of Board Committees, the CEO, the Board of Directors and individual Directors can be found on the Corporate Governance page of the Company’s web site or can be obtained by contacting the Corporate Secretary.

The Charter of the Board of Directors can also be found on the Corporate Governance page of the Company’s web site and is available on request from the Corporate Secretary.

Audit Committee standards have been developed Insurance Companies Act TSX Guidelines NYSE Rules SOX CSA Instruments	As with all other Committees, the Audit Committee is comprised entirely of unrelated and independent Directors. In addition, the Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than three other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to all financial disclosure of the Company.

The Audit Committee reviews all requests for proposed audit or permitted non-audit services to be provided by the Company’s independent auditor under the Audit Committee’s Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee.

The Board reviews annually the membership of the Audit Committee to confirm that all members are financially literate, as required by the TSX Guidelines, the CSA Instruments and the NYSE Rules, and that at least one member can be designated as a financial expert, as required by SOX. Accordingly, the Board has reviewed the Audit Committee membership and determined that all members are financially literate and that all members possess the necessary qualifications to be designated as Audit Committee Financial Experts.

The Audit Committee has direct communication, including in camera meetings, with the internal auditor, the independent auditor, the Appointed Actuary and with the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”).

Considering the Company’s principal risks, risk management and internal controls TSX Guidelines NYSE Rules SOX CSA Instruments CSA Guidelines	The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and refreshed regularly to mitigate the Company’s exposures.

The Board has established an Ethics Committee Insurance Companies Act CSA Guidelines	Proper business ethics is a cornerstone of good corporate governance. The Ethics Committee oversees items such as conflicts of interest, related party transactions and confidential information. The mandate of the Ethics Committee includes an annual review of the Company’s Code of Business Conduct and Ethics (“Code”) and a review of the Company’s compliance with legal requirements.

          18      MFC Proxy Circular

Guideline	Manulife Financial Practice

The Board has established a Compensation Committee TSX Guidelines NYSE Rules CSA Guidelines	A fundamental aspect of the stewardship role of the Board is ensuring that an effective and talented management team runs the Company. To further this goal, the Board has established the Compensation Committee to oversee the Company’s global human resources strategy, with the objective of acquiring the best mix of talents for the Company.

The Compensation Committee’s main goal is to approve the appointment of and provide proper development, compensation and review of senior management. The Compensation Committee approves the annual performance assessment and compensation of senior executives, excluding the CEO. The annual performance assessment and compensation review of the CEO is performed by the Governance Committee.

The Company allows retention of outside advisors by Directors TSX Guidelines NYSE Rules CSA Instruments CSA Guidelines	The Board and its Committees may retain outside advisors at the Company’s expense as they deem necessary, and the Governance, Compensation and Audit Committees did so in 2004. Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board Committee, with the approval of the Governance Committee.

Meetings of non-management Directors NYSE Rules CSA Guidelines	Each meeting of the Board and of its Committees is followed by an in camera meeting, at which the independent Chair of the Board or one of the Committees of the Board acts as Chair. Shareholders wishing to contact non-management Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

The Board has approved a Code of Business Conduct and Ethics NYSE Rules SOX CSA Guidelines	The Company has established and circulated the Code, which covers all persons who act on behalf of the Company, including Directors. The Code complies with the requirements of the NYSE Rules, the SEC Rules and the CSA Guidelines. The Code is available on the Company’s web site. The Board reviews the Code annually with the assistance of the Ethics Committee. All employees of the Company, including the CEO and Board of Directors, periodically sign an acknowledgement confirming their commitment to the Code.

The CEO and CFO certify Financial Statements NYSE Rules SOX CSA Instruments	The CEO and Chief Financial Officer certify the annual financial statements as required by SOX and certify quarterly financial statements as required by the CSA Instruments. The CEO will also provide an annual certification to the NYSE stating that the CEO is not aware of any violations of the governance requirements in the NYSE Rules. The Company will submit written affirmations as required by the NYSE Rules.

The Company’s stakeholder communication initiatives	Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by a group that includes the Legal, Investor Relations (“IR”) and Corporate Communications departments and senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.

The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information. The Company shares information with individual shareholders, institutional investors and financial analysts through its IR department, and to the media and employees through its Corporate Communications department. The IR department reports at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base, and a summary of recent IR activities.

The Company’s web site www.manulife.com features web casts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information. Shareholders can access voting results of all shareholder votes at the Company’s web site or at www.sedar.com.

MFC Proxy Circular       19

Report of the Corporate Governance and Nominating Committee
The Board believes that its principal responsibility is to supervise the management of the business and affairs of the Company and to ensure that management always conducts itself in a manner that is consistent with the best interests of the Company.
The Board is separate from management. The Board oversees the strategic direction of the Company, its financial condition, opportunities and risks, and ensures good and effective corporate governance processes. In the performance of its role, the Board is responsible for hiring, retaining and overseeing senior executives, with particular emphasis on the CEO.
The Board addresses its responsibility for the effective operation of the Company and proper monitoring through ongoing communication with and review of management.
By doing these things well and focusing on its own continuous improvement, the Board seeks to enhance long-term shareholder value, while taking into account the interests of all stakeholders of the Company. Maintaining high standards requires the Board and the Governance Committee to be diligent and proactive on a continuous basis in furthering, developing and reviewing its corporate governance policies and practices and benchmarking them against domestic and international standards.
The Governance Committee meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed. The independent, non-employee Chair of the Board chairs the Governance Committee. The Governance Committee oversees the Company’s corporate governance processes, including the effectiveness of the Board and its Committees, and the contributions of individual Directors. The Board is responsible for overseeing the recruitment and development of outstanding and committed Board members.
In fulfilling its mandate in 2004, the Governance Committee focused on the following measures:

•	Completed the annual formal Board Effectiveness Survey, including assessments of the Board, the Board Committees and the contributions of individual Directors. The results of the Survey demonstrate a high degree of satisfaction with the Board’s performance and that of its Committees for 2004.
The Survey emphasized identification of potential areas of improvement. Three key areas were highlighted:

•	The annual Board evaluation process. The process requires a great deal of Director involvement over a considerable period of time. Combined with new compliance requirements, governance in its broad sense has become a time- consuming enterprise. In 2005, the Board will be looking at ways of streamlining and vitalizing this important process;

•	Oversight of management development and succession is one of the key roles performed by the Board, especially given the continued growth of the Company. The integration with John Hancock has significantly increased the Company’s talent pool, which requires the Board to focus attention on identifying and familiarizing itself with high potential staff, increasing talent development, managing people effectively and succession planning, including executives below the senior executive level. This will be a priority for 2005; and

•	Presentations by management to the Board. Efforts will be made in 2005 to effectively and efficiently focus on the key opportunities and challenges of the Company’s businesses to allow more time for discussion with management, thus increasing the effectiveness of Board deliberations.

•	Identified and recommended to the Board a new candidate to stand for election at the Annual Meeting;

•	Recommended to the Board that if there is a change in a Director’s principal occupation or country of residency, the Director shall offer his or her resignation to the Chair of the Board. The Chair shall then deliberate with the Governance Committee on the appropriate course of action;

•	Formed a joint committee with the Compensation Committee and engaged Mercer Human Resources Consulting, a recognized, independent external consultant to review executive compensation, with special emphasis on the CEO’s compensation and employment agreement, in light of the merger with John Hancock and made recommendations to the Board on these matters. The Joint Committee also prepared a new employment contract for the Company’s President and CEO that reflects the employment practices in the CEO peer group. The new employment contract came into effect on April 28, 2004 and will remain in effect until December 31, 2008;

•	Recommended to the Board, further to the Board’s decision made in 2003, a resolution to permanently discontinue stock option grants to non-employee Directors;

•	Recommended to the Board that quorum requirements for the Board of Directors and its Committees be increased to a majority of members;

•	Recommended to the Board that the Board establish a normal retirement age of 72;

•	Reviewed the size and composition of the Board to ensure that the Board continues to have the appropriate expertise and background so that it can properly exercise its oversight responsibilities;

•	Completed a review of the Board Committee structure and composition that resulted in a membership increase for three Committees and required each Committee Chair to be a member of the Governance Committee;

•	Reviewed criteria for the selection of new Board members, including a review of the skills, expertise, backgrounds, independence and qualifications of existing Directors in relation to the current needs of the Company;

•	Reviewed position descriptions for the Chair of the Board, Chairs of the Committees, the CEO and individual Directors;

•	Assessed the Board’s relationship with management; and

•	Monitored corporate governance developments and made recommendations to the Board on improvements to the Company’s corporate governance processes.
The Corporate Governance and Nominating Committee reviewed its performance and is satisfied with the appropriateness of its mandate and that the Committee met the terms of its Charter in 2004. A Scorecard of the Governance Committee’s compliance with its Charter can be found at www.manulife.com.
Signed,

Arthur R. Sawchuk (Chair) John M. Cassaday Pierre Y. Ducros	Thomas E. Kierans Hugh W. Sloan, Jr.
          20      MFC Proxy Circular

Report of the Audit and Risk Management Committee
The Board has delegated to the Audit and Risk Management Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information, reporting disclosure, risk management, the performance, qualifications and independence of the external auditor, the performance of the internal audit function, and legal and regulatory compliance. The Audit Committee meets in camera with the independent auditor, internal auditor and Appointed Actuary to review management’s financial stewardship.
The Audit Committee meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed. The Audit Committee has reviewed its membership and determined that all members are financially literate and have financial expertise as required by the TSX Guidelines, the CSA Instruments and NYSE Rules. The Board has also determined that Messrs. Benson, Celeste, DeWolfe, Dineen, Graham, Kierans and Sawchuk have the necessary qualifications to be designated as financial experts under SOX.
In fulfilling its mandate in 2004, the Audit Committee:

•	Reviewed and discussed with management and the independent auditor the audited annual financial statements;

•	Discussed with the independent auditor all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States, including the independent auditor’s independence; and

•	Received the written disclosures from the independent auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.
Based on this information, the Audit Committee recommended to the Board that the 2004 audited financial statements be approved and included in the Annual Report. The Audit Committee also took the following measures:
Independent Auditor

•	Reviewed the performance of the independent auditor and recommended reappointment of the independent auditor for shareholders’ approval;

•	Reviewed the independence and qualification of the independent auditor, based on the independent auditor’s disclosure of its relationships with the Company;

•	Approved the audit and non-audit fees paid to the independent auditor;

•	Approved audit and permitted non-audit services to be performed by the independent auditor, including terms and fees;

•	Reviewed the protocol for the consideration and approval of non-audit services to be provided by the independent auditor that may be required during the year, but not covered in the annual approval;

•	Delegated authority to a member of the Audit Committee to approve requests received in-year for audit and permitted non-audit services to be provided by the independent auditor; and

•	Reviewed the overall scope and plans of the annual audit with the independent auditor and management.
Internal Auditor

•	Reviewed the independence of the internal auditor;

•	Reviewed the qualifications, resources and annual work plan of the internal audit department; and

•	Met regularly in camera with the internal auditor.
Appointed Actuary

•	Met in camera with the Appointed Actuary of the Company; and

•	Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the Act.
Financial Reporting

•	Reviewed the interim quarterly financial statements and the annual consolidated financial statements with management and the independent auditor prior to publication. Reviews included a discussion with the independent auditor of matters which are required to be disclosed under generally accepted auditing standards; and

•	Met regularly in camera with the independent auditor.
Risk Management and Regulatory Compliance

•	Ensured that the enterprise-wide risk management process is appropriate and that the Chief Risk Officer provided regular reports to the Audit Committee;

•	Reviewed and approved risk management policies recommended by management;

•	Reviewed management reports demonstrating compliance with risk management policies;

•	Reviewed staff appointed to administer risk management policies;

•	Reviewed reports from the independent auditor and the internal auditor relating to the adequacy of the Company’s risk management practices, as well as management’s responses;

•	Reviewed the Company’s legal and regulatory compliance with the Global Chief of Compliance; and

•	Held its annual meeting with OSFI to discuss OSFI’s findings and recommendations arising from OSFI’s annual examination and management’s response.
The Audit and Risk Management Committee reviewed its performance and is satisfied with the appropriateness of its mandate and that the Committee met the terms of its Charter in 2004. A Scorecard of the Audit Committee’s compliance with its Charter can be found at www.manulife.com.
Signed,
Thomas E. Kierans (Chair)
Kevin E. Benson
Lino J. Celeste
Richard B. DeWolfe
Robert E. Dineen, Jr.
Allister P. Graham
Arthur R. Sawchuk
MFC Proxy Circular       21

Report of the Conduct Review and Ethics Committee
The Company believes it must adhere to the highest ethical standards and accordingly, has adopted a Code of Business Conduct and Ethics (“Code”) which applies to Directors, officers and employees as well as others who perform services for or on behalf of the Company. The Conduct Review and Ethics Committee believes that proper ethical conduct is a cornerstone of corporate governance at the Company.
The Ethics Committee meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed.
The Ethics Committee ensures that appropriate procedures are in place for dealing with related party transactions, particularly any transactions that could have a material impact on the stability or solvency of the Company. It oversees procedures for resolving conflicts of interest, restricting the use of confidential information and dealing with customer complaints.
In fulfilling its mandate in 2004, the Ethics Committee:

•	Reviewed the Company’s general arrangements under which loans are made to Company officers in compliance with applicable legislation;

•	Reviewed the Company’s approach for dealing with related party procedures and transactions and received a report from management that there were no related party transactions in 2004;

•	Reviewed the Company’s conflict of interest process and restriction on use of confidential information;

•	Reviewed the Code and received a report that the Code was under review as part of the integration of the Company and John Hancock;

•	Reviewed the Company’s procedures for receiving and processing any requests for waivers of the Code;

•	Confirmed that no waivers of the Code were requested by executives or Directors and no waivers were granted; and

•	Reviewed practices for disclosure of information to customers and dealing with complaints of customers of the Company.
The Conduct Review and Ethics Committee reviewed its performance and is satisfied with the appropriateness of its mandate and that the Committee met the terms of its Charter in 2004. A Scorecard of the Ethics Committee’s compliance with its Charter can be found at www.manulife.com.
Signed,
Thomas E. Kierans (Chair)
Kevin E. Benson
Lino J. Celeste
Richard B. DeWolfe
Robert E. Dineen, Jr.
Allister P. Graham
Arthur R. Sawchuk
Report of the Management Resources and Compensation Committee
The Management Resources and Compensation Committee is accountable for the Company’s global human resources strategy, policies and key programs, with special focus on the establishment of the Company’s compensation philosophy and strategy, executive compensation and executive succession.
In fulfilling its mandate during 2004, the Compensation Committee:

•	Reviewed annual performance assessments prepared by the President and CEO for senior executives;

•	Reviewed and approved executive compensation programs and actual compensation for Senior Executive Vice Presidents and Executive Vice Presidents, but excluding the President and CEO, whose compensation is reviewed and approved by the Governance Committee;

•	Approved the introduction of performance conditions to restricted share unit (“RSU”) awards;

•	Carried out its fiduciary and oversight responsibilities regarding pension design, governance and funding policy; reviewed the Company’s pension plans worldwide including investment performance, regulatory compliance, education and communication and plan administration;

•	Reviewed the Company’s officer talent pool and succession plan;

•	Reviewed and approved the executive compensation disclosure in the Proxy Circular distributed to shareholders; and

•	Formed a joint committee with the Governance Committee and engaged Mercer Human Resources Consulting, a recognized independent external consultant, to review executive compensation in light of the merger with John Hancock.
The Compensation Committee meets the independence requirements prescribed in applicable laws and rules of the securities regulators to which the Company is subject and of the stock exchanges on which the Company’s securities are listed.
          22      MFC Proxy Circular

REPORT ON EXECUTIVE COMPENSATION
The Compensation Committee’s focus in 2004 was the integration of the Manulife Financial, John Hancock and The Maritime Life Assurance Company (“Maritime Life”) executive compensation structures to provide consistency and equity across the Company. The general approach was to integrate John Hancock and Maritime Life plans into the Company’s compensation structure, which is market competitive, follows good governance practices, and is well understood by the majority of the Company’s executives.
The Company’s executive compensation philosophy is based on a strong pay for performance culture, where rewards are directly linked to corporate, divisional and individual results. Its objectives, based on beliefs and principles, are to:

•	Recruit, develop and retain proven top talent globally;

•	Align the interests and awards of executives to those of the Company’s shareholders; and

•	Ensure competitive total compensation packages compared to the relevant peer groups in the various markets in which the Company operates.
The Company’s executive compensation program is comprised of five elements including base salary, short-term cash incentives, mid-term incentives, long-term incentives and benefits. Each executive’s compensation package is designed and is competitively assessed relative to an appropriate peer group of companies comparable in size, scope and geographic spread. Similar to the Governance Committee, the Compensation Committee also retains an independent consultant to provide competitive pay and performance data and advice.
Peer Groups and Market Positioning
Manulife Financial is a global company headquartered in Canada. Market competitiveness of the Company’s executive compensation program, and each of its components, is assessed relative to an appropriate group of peer companies with comparable size, scope and geographic spread of operations.
The peer group is based primarily on local comparators. In Canada, the peer group consists of Schedule 1 banks and other large life insurers, including Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Canada Trust, Great-West Life and Sun Life Financial. In the United States, the peer group consists of similarly sized U.S. life insurers, which includes AFLAC, Allstate, Metropolitan Life, Prudential Financial, Hartford Financial Services and Principal Financial. In Asia, the peer group consists of life insurers with large Asia Pacific operations such as AXA Insurance, HSBC Insurance, ING Insurance, New York Life Insurance and Sun Life Assurance.
Following the merger with John Hancock, the Compensation Committee in conjunction with the Governance Committee conducted an in-depth review of peer groups based on current and potential roles. As more fully discussed in the section, “President and CEO Peer Group,” the review concluded that for the vast majority of the Company’s executives, the current practice of benchmarking executive pay and performance against respective local markets continued to be appropriate. In addition, the review also concluded that the compensation packages for several of the Company’s top globally focused senior executives would be converted from a Canadian to a U.S. dollar denominated package, and that these positions would be benchmarked against a global/North American comparator group. The positions covered under this structure currently include the President and CEO, Senior Executive Vice President and Chief Financial Officer, Senior Executive Vice President and Chief Investment Officer, Senior Executive Vice President and Chief Administrative Officer and Senior Executive Vice President, Business Development and General Counsel. The packages were implemented May 1, 2004.
Total compensation levels are targeted at the median of the relevant peer group. Compensation for superior performance is positioned to be competitive with the total compensation levels for top performing executives in similar roles at other top performing peer companies.
MFC Proxy Circular       23

Compensation Structure
The Company’s executive compensation program has five main components: base salary, short-term cash incentives, mid-term incentives, long-term incentives and benefits. The following table summarizes each of these components:

Compensation Component	Form	Applies To	Performance Period	Determination

Base Salary	Cash	All employees	1 year	Based on market competitiveness. Award based on individual performance and internal equity.

Short-Term Incentive	Cash	All employees	1 year	Based on market competitiveness. Actual award based on combination of Company, divisional and individual performance.

Mid-Term Incentive	Restricted Share Units	Assistant Vice Presidents and above	Up to 3 years, 100% vesting at end of period	Based on market competitiveness and Company performance. Awarded annually, based on individual performance. Final payout value based on Common Share price, and subject to applicable performance conditions.

Long-Term Incentive	Stock Options	Vice Presidents and above	10 years, with 25% vesting per year over 4 years starting one year after the grant date	Based on market competitiveness and Company performance. Awarded annually, based on individual performance. Final payout value based on the difference between the Common Share price and grant price.

Benefits	Group life and health program, and pension plan. Additional perquisites vary by country.	All employees. Additional perquisites for Vice Presidents and above.	Ongoing	Based on market competitiveness.

Over the past few years, the Company has increased the portion of pay at risk through short-term incentives, mid-term incentives and long-term incentives. For 2004, the portion of pay at risk was approximately 75% for Senior Executive Vice Presidents, 70% for Executive Vice Presidents, 60% for Senior Vice Presidents, and 50% for Vice Presidents.
The average components of the compensation policy mix for executives are:

			Mid & Long-Term
Grade	Base Salary	Short-Term Incentive	Incentive

Senior Executive Vice President	25%	30%	45%

Executive Vice President	30%	30%	40%

Senior Vice President	40%	30%	30%

Vice President	50%	30%	20%

The actual pay mix for executives in each country in which the Company operates reflects a balance between local market conditions and the Company’s stated compensation philosophy.
Base Salary
The Compensation Committee reviews and approves the salary ranges and individual salary increases for all Senior Executive Vice Presidents and Executive Vice Presidents. It also reviews and approves the salary ranges and aggregate salary increases for Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents and staff.
Base salaries are determined relative to salaries for comparable roles in the appropriate peer group, internal relativity and the individual’s performance in the role. External salary surveys are conducted at least annually in all locations.
          24      MFC Proxy Circular

Short-Term Incentives
The Company’s short-term incentive program, the Annual Incentive Plan (“AIP”), provides executive officers of the Company with the opportunity to earn cash incentives based on the achievement of pre-established annual corporate, divisional and individual performance objectives. The range of incentive bonus opportunity is determined for each executive officer level based on competitiveness with award opportunities offered by comparable companies.
The weightings for the 2004 AIP are as follows:

		Business Performance
		Weighting(2)
	AIP Target(1)
Level	(% of salary)	Corporate	Division	Individual Weighting

Senior Executive Vice President	70 – 90%	100%	0%

Executive Vice President	45 – 55%	25%	75%
		50%	50%	Individual Performance

Senior Vice President	35 – 50%	25%	75%	Multiplier ranging from 0 – 200%
		50%	50%

Vice President	25 – 40%	25%	75%
		50%	50%

1.	Incentive target as a percentage of salary reflects market practice at comparable job levels in peer group companies and represents the expected payout for meeting performance objectives. The maximum incentive achievable for exceeding business and individual performance objectives is 2.5 times the AIP target. AIP targets vary by location.
2.	For Executive Vice Presidents, Senior Vice Presidents and Vice Presidents, the corporate/ division split is 25/75 for divisional executives and 50/50 for corporate executives.
Corporate and division AIP performance measures are developed annually by senior management. The corporate measure is based on earnings per share and is approved by the Compensation Committee. Earnings per share for 2004 were $3.65, an increase of $0.32 compared to the $3.33 reported for 2003. This metric is weighted 100% for the President and CEO and Senior Executive Vice Presidents, and 25% to 50% for other executives depending on business area. Division performance measures vary by business area and typically include measures of net income, portfolio performance, revenues and/or expense management. Individual measures reflect special initiatives, management development and personal growth.
Following a year-end assessment, the Compensation Committee reviews and approves individual awards for each Senior Executive Vice President and Executive Vice President, and the aggregate of all awards payable under the plan.
Mid-Term and Long-Term Incentives
The Company’s mid-term and long-term incentives are designed to:

•	Motivate management performance;

•	Retain a strong management team;

•	Encourage management ownership in the Company to further align the interests of executives with those of shareholders – creating long-term shareholder value; and

•	Enable executives to participate in the long-term growth and financial success of the Company.
The Compensation Committee reviews and approves mid-term and long-term incentive awards for each Senior Executive Vice President and Executive Vice President individually and the aggregate of all awards under the plans.
In 2003, the Company introduced RSUs as a mid-term incentive for executive officers to replace a portion of the stock options granted under the Executive Stock Option Plan (“ESOP”).
The mix of RSUs and stock options varies according to an officer’s level within the organization. In 2004, the mix of RSUs and stock options was 50/50 for the President and CEO, Senior Executive Vice Presidents and Executive Vice Presidents, and 70/30 for Senior Vice Presidents and Vice Presidents. Assistant Vice Presidents do not normally receive stock options. In 2005, the mix of RSUs and stock options will be similar to the mix in 2004.
Restricted Share Unit Plan (Mid-Term Incentive)
RSUs represent phantom Common Shares that entitle a participant to receive a cash payment equal to the market value of the same number of Common Shares at the time the RSUs vest and are paid out within three years from issuance. Participants’ accounts are credited with dividends declared on Common Shares. The Company will not issue any Common Shares in connection with RSUs. In 2004, a total of 1,264,631 RSUs were granted to employees. Information on the RSU grants made to Named Executive Officers in 2004 can be found in the Statement of Executive Compensation table.
RSU grants made in 2004 and thereafter will generally be subject to specific business performance conditions set by the Compensation Committee at the time of the grant. For the 2004 RSUs, the Company must achieve a performance condition of an average return on equity (“ROE”) of 10% over three years. For the 2005 RSUs, the Company must achieve a performance condition of an average ROE of not less than 10% over three years. If the performance condition is not met, RSU awards will have no value. In addition, for average ROE performance greater than 13% to a maximum of 15% over three years, up to 20% additional RSUs will be granted. The number of units that ultimately vest will reflect the achievement of the ROE performance goals.
In May 2004, a special one-time RSU grant was made to executives deemed to be key to the successful integration of John Hancock. A total of 530,519 RSUs were awarded to employees, and this amount is included in the 2004 RSU grant total of 1,264,631 RSUs reported above. These RSUs will fully vest on
MFC Proxy Circular       25

December 31, 2006 if the Company achieves a performance condition of $350 million in integration cost savings. This RSU grant can vest prior to December 31, 2006 if the performance condition is achieved prior to that date.
Executive Stock Option Plan (Long-Term Incentive)
The ESOP was introduced in 2000 for executive officers and approved by shareholders at the 2000 annual and special meeting. No amendment may be made to the ESOP without the approval of the Company’s shareholders to the extent such approval is required by law or agreement. Officers and employees are eligible to participate in the ESOP, as well as other individuals who are in a position to contribute to the growth and success of the Company.
Under the ESOP, the Compensation Committee is authorized to grant stock options, deferred share units (“DSUs”), share appreciation rights (“SARs”), restricted shares and performance awards to officers and employees of the Company or its affiliates. No SARs, restricted shares or performance awards have been granted under the ESOP. The maximum number of Common Shares that may be issued under the ESOP is 36,800,000, or 4.56% of Common Shares outstanding as at December 31, 2004.
As at December 31, 2004, a total of 12,014,263 stock options were outstanding under the ESOP, representing 1.49% of the Common Shares outstanding as at December 31, 2004. There were also 1,994,309 DSUs outstanding under the ESOP, representing 0.25% of the Common Shares outstanding as of December 31, 2004.
Stock Options:
Stock options represent the right of the option-holder to buy Common Shares at a specified exercise price within a specified maximum exercise period. The exercise price is the closing price of Common Shares as reported on the TSX on the last trading day prior to the date of grant. Generally, under the rules of the TSX, the exercise price for previously issued options may not be reduced (or the exercise period extended), except with the approval of disinterested holders of Common Shares. Unvested stock options will terminate in cases of early retirement, resignation or termination without cause. All stock options terminate in cases of termination for cause. Stock options are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate.
Stock options were granted to eligible officers on February 11, 2004 with an exercise price of $48.05. These options have a maximum exercise period of 10 years and vest at the rate of 25% per year, with the first 25% vesting one year after the grant date.
In 2004, a total of 2,092,649 stock options were granted to employees. Information on the stock option grants made to Named Executive Officers in February 2004 can be found in the Statement of Executive Compensation table.
Deferred Share Units:
DSUs, other than those granted under the new AIP deferral program described below, represent the right to receive Common Shares equal to the number of DSUs held by the participant. DSUs vest at a rate of 25% per year, with the first 25% vesting on the grant date. DSUs will accumulate dividends and count towards executives’ share ownership requirements. A participant is eligible to redeem vested DSUs into Common Shares upon retirement or termination of employment. Unvested DSUs will terminate in cases of early retirement, resignation or termination with or without cause. DSUs are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate. No DSUs were granted to executives in 2004.
Starting in 2005, the President and CEO, Senior Executive Vice Presidents, Executive Vice Presidents, and Senior Vice Presidents who are residing and working in Canada have been given the opportunity to convert a portion of their annual incentive into DSUs. This new AIP deferral program is similar to DSU plans offered at Schedule 1 Canadian banks and other large Canadian companies.
Under the AIP deferral program, irrevocable designations can be made prior to the start of the calendar year to convert annual incentive into DSUs in increments of 25% up to 100%. These DSUs will also accumulate dividends and count towards executives’ share ownership requirements. The DSUs granted under the AIP deferral program vest immediately and are redeemable only in cash upon leaving the Company.
Mid-Term and Long-Term Incentives Relating to the Merger:
Prior to the merger with the Company, stock options were awarded annually on a discretionary basis under the John Hancock Long-Term Stock Incentive Plan and Non-Employee Directors’ Long-Term Incentive Plan (the “John Hancock Plans”). These stock options vested 50% a year over two years, with a five-year maximum term.
As a result of the Change in Control triggered by the merger, the vesting of all John Hancock mid-term and long-term incentives granted prior to 2004 was accelerated to April 28, 2004. The John Hancock mid-term and long-term incentives granted at the beginning of 2004 continue to vest under their existing vesting arrangements.
On April 28, 2004, all outstanding John Hancock mid-term and long-term incentives were converted to incentives of the Company at a rate of 1 John Hancock unit to 1.1853 units of the Company. A total of 19,179,106 John Hancock stock options and 312,796 restricted shares under these plans were converted into 22,732,994 stock options and 370,757 restricted shares of the Company. In addition to the stock options outstanding under the ESOP, a total of 8,219,917 stock options were outstanding under the John Hancock plans as at December 31, 2004, representing 1.02% of Common Shares outstanding as at that date. The John Hancock Plans are now closed to new grants, but will continue to operate until all outstanding awards have been paid out or terminated.
Total Stock Options Outstanding:
The total number of stock options outstanding under the ESOP and John Hancock Plans was 20,234,180 as at December 31, 2004, representing 2.51% of Common Shares outstanding as at that date.
          26      MFC Proxy Circular

Executive Stock Ownership Guidelines
The Company has guidelines for executive officers that require stock ownership, including DSUs, proportionate to the individual’s compensation and position. Newly hired and promoted executives are given five years to achieve the following guidelines:

•	President and CEO – 5.0 times base salary;

•	Senior Executive Vice Presidents – 3.5 times base salary;

•	Executive Vice Presidents – 2.0 times base salary;

•	Senior Vice Presidents – 1.5 times base salary; and

•	Vice Presidents – 0.5 times base salary.
These guidelines support the Company’s belief that stock ownership by executives further aligns the interests of shareholders and the management team. The President and CEO’s stock ownership already exceeds the guidelines by a large margin.
Executives are expected to maintain stock ownership levels that meet or exceed the guidelines. If the guidelines have not yet been met, any Common Shares acquired through the exercise of stock options must be held until the guidelines are achieved, less the portion required to be sold to cover the tax cost associated with the option exercise, if any.
John Hancock and Maritime Life executives who joined the Company on April 28, 2004 have five years from that date to achieve these guidelines.
Benefits
The Company offers group life and health, and pension benefits, which are considered to be comparable with those of its group of peer companies. An Executive Flexible Spending Account (in lieu of car, club allowances, etc.) is provided for Canadian-based executives. Following a thorough review of executive remuneration, specifically the perquisite practices of a number of major comparators, market competitive fixed allowances by grade were introduced on January 1, 2005.
In 2004, an extensive review of all employee benefits was also conducted in North America. Starting January 1, 2005, new cost-effective and harmonized benefits programs were introduced in Canada and the U.S., consistent with the Company’s long-term goal of benefits cost containment.
Signed,
Hugh W. Sloan, Jr. (Chair)
Arthur R. Sawchuk (Vice Chair)
Gail C.A. Cook-Bennett
Lorna R. Marsden
Gordon G. Thiessen
Michael H. Wilson
MFC Proxy Circular       27

Report of the Corporate Governance and Nominating Committee on the President and Chief Executive Officer’s Compensation
The Corporate Governance and Nominating Committee makes recommendations to the Board on the compensation of the President and CEO. The Governance Committee is guided by policies established by the Compensation Committee, which are reviewed and approved by the Board.
Each year, the Board assesses the performance of the President and CEO on the basis of:

•	The achievement of the Company’s strategic objectives;

•	The continued emergence of the Company as an acknowledged leader in the financial services industry;

•	The Company’s absolute performance against financial and non-financial objectives established at the beginning of each year;

•	The Company’s performance relative to a peer group of large North American life insurance companies and banks;

•	Overall leadership of the Company, including development of management talent and succession potential; and

•	Relationship with important constituencies, including shareholders, agents and employees, governments and the financial community.
The President and CEO’s compensation is composed of base salary, short-term incentive, mid-term incentive, long-term incentive and benefits, including a supplemental executive retirement plan. The compensation package for the President and CEO is designed, and its competitiveness assessed, in a manner similar to that outlined in the section “Report on Executive Compensation.” The Governance Committee retains an independent consultant to provide competitive pay and performance data and advice.
President and CEO Peer Group
In order to provide context on competitive standards of pay and performance, the Governance Committee identifies a group of peer companies, the “President and CEO Peer Group” which, in their opinion, is most likely to compete with the Company for clients, executive talent and shareholders.
In the months leading up to the merger with John Hancock, the Governance Committee (responsible for President and CEO performance assessment and pay) in conjunction with the Compensation Committee (responsible for the oversight of performance management and pay for other senior executives) completed a thorough review of the peer groups used by the Board and management for performance and pay benchmarking of senior executive positions, including the President and CEO. The review was initiated recognizing that upon completion of the merger, the goals and demands on the Company’s top executive leadership would change, specifically:

•	Most of the Company’s operations would be outside Canada (75%), with the largest portion (45%) being in the U.S.;

•	Maintaining and growing the Company’s U.S. shareholder base would become an important priority for the merged company; and

•	Allowing flexibility of executive staffing between Canadian and U.S. head office locations would be important to maintaining the Company’s head office in Canada while growing rapidly in the U.S. and around the world.
The review concluded that for the vast majority of the Company’s executives, the current practice of benchmarking executive pay and performance against respective local markets continued to be appropriate, with the goal of maintaining competitive positioning of both executive pay and the Company’s compensation cost structures.
The review also concluded that for the President and CEO and selected direct reports with global responsibilities, including the U.S., a peer group of comparably sized insurance and other financial services industry companies, with both global and large U.S. operations, would more accurately reflect the Company’s evolving demands of top leadership, and in particular, reflect the Company’s stated goal of expanding both its U.S. business and shareholder base.
Following consideration of various peer group alternatives, the Committees jointly recommended, and the Board accepted, the following group of companies as the primary comparator group for the President and CEO and selected direct reports: AFLAC, Allstate, Metropolitan Life, Prudential Financial, Hartford Financial Services, Principal Financial, AXA, ING, US Bancorp and PNC Financial Services.
In addition, the Committees will continue to monitor performance and pay among Canadian banks and insurance companies as a secondary point of reference for the President and CEO and selected direct reports, and as the primary comparator group for other top executives with Canadian responsibilities. The Canadian banks and insurance companies are Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Canada Trust, Great-West Life and Sun Life Financial.
President and CEO Compensation Structure
Compensation for the President and CEO reflects practices among the peer companies and the move to reduce stock option grants in favour of RSUs. The ongoing compensation policy mix for the President and CEO is as follows:

Salary	15%
Short-term Incentive	25%
Mid-term Incentive (RSUs)	30%
Long-term Incentive (Stock Options)	30%

Total	100%

In addition, and as more fully described in the section “2004 President and CEO Compensation,” additional RSUs were granted to the President and CEO in 2004 in connection with the John Hancock merger.
The President and CEO participates in the same AIP as other executives. The President and CEO’s short-term incentive opportunity ranges up to a maximum of 300% of salary for exceeding business and individual performance objectives. To
          28      MFC Proxy Circular

determine the actual award payable under the AIP, the bonus is linked to the Company’s earnings per share performance and the CEO’s individual performance based on the Board’s assessment. Awards under the mid-term and long-term incentive plans are linked to other financial and non-financial measures.
2004 Financial Performance Summary
In 2004 the Company entered into several major new businesses as a result of the merger with John Hancock. The merger served to augment the Company’s profitable growth by significantly expanding the breadth of service and products, and deepening its presence in its existing businesses.
Earnings per share, a key measure in the Company’s AIP, were $3.65, an increase of $0.32 compared to the $3.33 reported for 2003. This growth was achieved in spite of absorbing the effects of integration costs and a weaker U.S. dollar, which reduced earnings per share by $0.13 and $0.17 respectively. Return on shareholders equity for the year was 13.7%. This is ahead of the financial plan for the merger, which anticipated a significant decline from 2003 due to the growth in the Company’s capital base resulting from the merger. Contributing factors to these excellent results were good business growth, favourable claims experience, continuing tight management of expenses and strong equity markets in 2004.
2004 Non-Financial Performance Summary
Non-financial achievements in 2004 include:

•	The expeditious completion of the John Hancock merger in April 2004, which was received favourably by the markets;

•	The early development and rapid execution of the merger integration plan, allowing for realization of cost synergies ahead of target;

•	The effective communication of the merger to U.S. investors resulting in expansion of the U.S. shareholder base to more than 40% of the Company’s total Common Shares;

•	The strengthening of the leadership team through the recruitment and promotion of key executives;

•	The effective promotion of a leadership culture founded on integrity and hard work;

•	The progress made in quantifying and managing the diverse risks inherent in the business; and

•	The broad recognition of Manulife Financial as a leader in the financial services industry.
2004 President and CEO Compensation
During 2004, the Governance Committee recommended, and the Board approved the following pay decisions for the President and CEO:

•	As reported in last year’s proxy, the President and CEO was awarded a bonus of $3,670,000 for 2003;

•	On February 11, 2004 the President and CEO was awarded 347,000 stock options and $3,748,525 in RSUs according to established policy. Vesting of the RSUs is conditioned on the achievement of threshold ROE performance levels over the ensuing three years;

•	The annual March 1, 2004 salary review was deferred pending the successful completion of the John Hancock merger, in anticipation of the change in compensation policy described earlier;

•	On May 1, 2004 following the completion of the John Hancock merger, the President and CEO’s salary was changed to US$1 million and paid semi-monthly in Canadian dollars;

•	On May 4, 2004 the President and CEO received two special, one-time awards with respect to the merger. The first award of $3,431,750 in RSUs has no performance conditions and relates to the sourcing and expeditious closing of the deal. The second award of $4,118,100 in RSUs vests subject to the achievement of specified integration cost savings; and

•	At its February 9, 2005 meeting, the Governance Committee approved an annual incentive of $3,700,800 for performance in 2004.
The President and CEO’s compensation package is competitive within the stated President and CEO Peer Group.
Additional information on the 2004 total compensation for the President and CEO can be found in the Statement of Executive Compensation table. Information on 2005 total compensation can be found in the section “Supplemental Information – Total Compensation Summary 2005.”
Signed,
Arthur R. Sawchuk (Chair)
John M. Cassaday
Pierre Y. Ducros
Thomas E. Kierans
Hugh W. Sloan, Jr.
MFC Proxy Circular       29

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of Manulife Financial Corporation from December 31, 1999 to December 31, 2004 with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the S&P/TSX Composite Financials Index for the same period. The values shown assume the reinvestment of all dividends.
Board of Directors’ Compensation
The Company’s Board of Directors’ compensation is designed to attract and retain highly talented and experienced directors, leading to the long-term success of the Company. This requires that Directors be adequately and competitively compensated.
The Company believes that the overall structure of its Directors’ compensation program is aligned with the long-term interests of the Company. Only non-employee Directors are compensated for Board service.
2004 Directors’ Compensation

				Committee
	Annual Board	Board Meeting	Committee Chair	Membership/	Travel Time	Total
Director	Retainer ($)	Fees ($)	Fees ($)	Meeting Fees ($)	Allowance ($)	Compensation ($)

Kevin E. Benson*	$96,000	$12,000	–	$12,000	$6,000	$126,000

John M. Cassaday	$96,000	$13,500	–	$9,000	–	$118,500

Lino J. Celeste	$96,000	$13,500	–	$14,400	$6,750	$130,650

Gail C. A. Cook-Bennett	$96,000	$13,500	–	$9,000	–	$118,500

David F. D’Alessandro* (1)	$24,000	$3,000	–	–	$1,500	$28,500

Richard B. DeWolfe* (2)	$72,000	$9,000	–	$12,000	$4,500	$97,500

Robert E. Dineen, Jr.*	$96,000	$13,500	–	$14,400	$6,000	$129,900

Pierre Y. Ducros	$96,000	$13,500	–	$9,000	$3,500	$122,000

Allister P. Graham	$96,000	$13,500	–	$14,400	–	$123,900

Thomas E. Kierans	$96,000	$10,500	$10,000	$17,400	–	$133,900

Lorna R. Marsden	$96,000	$13,500	–	$12,600	–	$122,100

Arthur R. Sawchuk	$350,000	–	–	–	–	$350,000

Hugh W. Sloan, Jr.*	$96,000	$12,000	$5,000	$18,000	$3,500	$134,500

Gordon G. Thiessen	$96,000	$13,500	–	$11,400	$3,500	$124,400

Michael H. Wilson	$96,000	$13,500	–	$11,400	–	$120,900

*	Indicates U.S. Dollars for U.S. resident Directors.

(1)	David D’Alessandro joined the Board in April 2004, but was not eligible to receive any Director’s compensation until he became a non-employee Director in October 2004.
(2)	Richard DeWolfe joined the Board in April 2004.
          30      MFC Proxy Circular

Board of Directors’ Compensation Schedule

Annual Board Retainer(1)	$96,000

Per Board Meeting Fee	$1,500

Per Committee Meeting Fee (all Committees)	$1,200

Committee Membership Retainer for serving on:
1. Management Resources and Compensation Committee; or
2. Corporate Governance and Nominating Committee	$3,000

Committee Chairperson Retainer for serving on:
1. Management Resources and Compensation Committee; or
2. Corporate Governance and Nominating Committee (In addition to Committee Membership Fee)	$5,000

Committee Membership Retainer for serving on both:
1. Audit and Risk Management Committee; and
2. Conduct Review and Ethics Committee	$6,000

Committee Chairperson Retainer for serving on both:
1. Audit and Risk Management Committee; and
2. Conduct Review and Ethics Committee (In addition to Committee Membership Fee)	$10,000

Annual Retainer for Chair of the Board(2)	$350,000

(1)	The annual retainer includes compensation for time spent at orientation and education programs that help Directors better understand the Company, as well as their duties and responsibilities on the Board.
(2)	The Chair receives this annual Board retainer and no other fees for Board or Committee meetings or for acting as the Chair of any Committee.
Directors’ compensation also includes:

•	The Incentive Plan (as described under “Director Equity Incentive Plan”);

•	An allowance is provided for travel time, where applicable. Travel and out-of-pocket expenses are reimbursed; and

•	A Director shall only be compensated once for serving as both a Director of the Company and of Manufacturers Life.
Equity Ownership Requirement
All Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and preferred shares and DSUs are considered equity for this purpose, while stock options are not. All Directors have reached the required level of equity ownership.
Stock Plan for Non-Employee Directors
Under the Stock Plan for Non-Employee Directors (the “Stock Plan”), non-employee Directors may choose to receive either 50% or 100% of their annual Board and Committee retainers and fees, or in the case of the Chair, the Chair’s annual retainer, in the form of Common Shares or DSUs. Amendments to the Stock Plan are subject to shareholder approval.
DSUs awarded to Directors vest fully on the date of grant. Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. DSUs are only transferable upon death. The maximum number of shares that may be issued under the Stock Plan is 500,000 or less than 0.1% of the outstanding Common Shares as at December 31, 2004. As at December 31, 2004, 96,635 DSUs were outstanding under the Stock Plan, representing 0.01% of the outstanding Common Shares.
Director Equity Incentive Plan
Further to their decision made in 2003, in 2004 the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors under the Director Equity Incentive Plan (the “Incentive Plan”). No stock options were granted to non-employee Directors in 2003 or 2004. The stock options granted in 2002 will continue in full force and effect in accordance with their terms, subject to the terms and conditions of the Incentive Plan. The total number of stock options outstanding under the Incentive Plan is 41,000, representing less than 0.01% of the outstanding Common Shares as at December 31, 2004.
The stock options have a maximum exercise period of 10 years and were fully vested on the date of the grant. Upon termination of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. Stock options are transferable upon death where they may be passed on to a beneficiary or estate. The Incentive Plan may not be amended without shareholder approval to the extent such approval is required by law or agreement.
The maximum number of shares that may be issued under the Incentive Plan is 500,000 or less than 0.1% of the outstanding Common Shares as at December 31, 2004. The Common Shares that may be issued under the Incentive Plan are in addition to those that are issued under the Stock Plan. The following table shows the terms of the one grant of options made to non-employee Directors under the Incentive Plan. The value of unexercised options is calculated using the closing price of Common Shares on the TSX on December 31, 2004 being $55.40.
MFC Proxy Circular       31

Option Grant Under Incentive Plan

	Date Options			Number of		Value of
	Granted	Expiry Date	Exercise	Options	Total	Unexercised
Director	(mm/dd/yy)	(mm/dd/yy)	Price(1) ($)	Granted	Unexercised	Options ($)

Arthur R. Sawchuk	07/02/02	07/02/12	$43.65	5,000	5,000	$ 58,750

All other non-employee Directors (2)	07/02/02	07/02/12	$43.65	3,000	3,000	$ 35,250
						(per director)

(1)	The exercise price was the closing price of the Common Shares on the TSX on the day prior to the grant date.
(2)	Excluding Richard DeWolfe, who was not a Director of the Company on the date of the grant.
Securities Authorized for Issuance Under Equity Compensation Plans
The shareholders of the Company have approved all equity compensation plans under which Common Shares may be issued (“Equity Plans”). A description of the material features of each Equity Plan can be found in the sections entitled “Report of the Management Resources and Compensation Committee” and “Board of Directors’ Compensation.” The following table sets out information about the Equity Plans of the Company as of December 31, 2004.

Number of securities
	to be issued upon	Weighted average of	Number of securities
	exercise of outstanding	exercise price of	remaining available
	options, warrants and	outstanding options,	for future issuance
	rights	warrants and rights	under Equity Plans

	(#)	($)	(#)

Equity compensation plans approved by security holders	22,366,224	$38.98	23,653,793

Pursuant to the merger with John Hancock, the Company assumed the equity compensation plans of John Hancock, and the options, warrants and rights issued thereunder were converted to options, warrants and rights in Common Shares. Of the shares listed in the first column above, a total of 8,219,917 stock options were outstanding under the John Hancock Plans as of December 31, 2004.
          32      MFC Proxy Circular

Statement of Executive Compensation
The following table summarizes compensation paid to the President and Chief Executive Officer, the Senior Executive Vice President and Chief Financial Officer, and the three other highest-paid executive officers of the Company during the fiscal year ended December 31, 2004 (collectively, the “Named Executive Officers”). Compensation paid to the Named Executive Officers was strictly for their services as executive officers of the Company.

						Long Term Compensation
		Annual Compensation				Awards

						Securities
						under	Shares or Units
				Other		Options/	Subject to
Name and				Annual		SARs	Resale		All Other
Principal Position	Year	Salary	Bonus(1)	Compensation		Granted	Restrictions(2b)		Compensation(3)

		($)	($)	($)		(#)	($)		($)

Dominic D’Alessandro(4)	2004	$1,281,958	$3,700,800	$59,182	(5)	347,000	$3,748,525	(2a)	$1,393
President and							+3,431,750	(2a)
Chief Executive Officer							+4,118,100	(2a)
	2003	1,237,500	3,670,000	148,334	(5)	250,000	2,470,819		1,096
	2002	1,200,000	2,400,000	40,164	(5)	367,404	–		1,244

Peter Rubenovitch (4)	2004	$650,910	$1,110,240	$112,731	(5)	64,000	$687,115	(2a)	$557
Senior Executive Vice President							+1,856,250	(2a)
and Chief Financial Officer	2003	485,000	812,500	43,562	(5)	48,000	1,490,350		473
	2002	440,000	396,000	47,655	(5)	80,000	–		547

Donald Guloien(4)	2004	$650,910	$1,221,264	$82,673	(5)	64,000	$687,115	(2a)	$557
Senior Executive Vice President							+1,856,250	(2a)
and Chief Investment Officer	2003	485,000	812,500	62,178	(5)	48,000	1,490,350		169
	2002	440,000	352,000	55,846	(5)	80,000	–		547

John D. DesPrez III (6)	2004	$695,742	$1,110,240	$32,503	(7)	76,000	$821,655	(2a)	$7,995	(8)
Senior Executive Vice President,							+1,641,150	(2a)
John Hancock Wealth	2003	676,170	1,069,849	33,559	(7)	48,000	1,490,350		8,309	(8)
Management	2002	690,976	628,160	36,364	(7)	80,000	–		9,958	(8)

James M. Benson (6)(9)	2004	$537,231	$1,110,240	$13,650	(10)	–	–		–
Senior Executive Vice President,	2003	–	–	–		–	–		–
John Hancock Protection	2002	–	–	–		–	–		–

(1)	Bonus amounts are paid in cash in the year following the fiscal year in which they were earned. Bonuses have been converted at an exchange rate of Cdn$1.2336 per US$1. Messrs. D’Alessandro and Rubenovitch each elected to take 100% of their bonus in Deferred Share Units (DSUs) based on a share price of $56.93, which was the closing price on the TSX of Common Shares on February 28, 2005. This is the first year in which Canadian executives can defer bonus into DSUs. Aggregate holdings of DSUs of the Named Executive Officers as of December 31, 2004 are outlined in footnote (2b).

(2a)	Amounts shown include RSUs awarded on February 11, 2004, at a share price of $48.05, which was the closing price of Common Shares on the TSX on February 10, 2004. The value of the RSUs granted to each of the Named Executive Officers was: Mr. D’Alessandro: $3,748,525; Mr. Rubenovitch: $687,115; Mr. Guloien: $687,115; and Mr. DesPrez: $821,655. The vesting of RSUs granted on February 11, 2004 is dependent upon the achievement of an established performance condition.
     A special RSU award to recognize the successful completion of the merger transaction was granted on May 4, 2004 to Mr. D’Alessandro at a share price of $50.90, which was the closing price of Common Shares on the TSX on May 3, 2004. The value of the RSUs granted to Mr. D’Alessandro was $3,431,750. There are no performance conditions for this award.
     A special RSU merger award was granted on May 4, 2004 to each of the Named Executive Officers, excluding Mr. Benson, at a share price of $50.90, which was the closing price of Common Shares on the TSX on May 3, 2004. The value of the RSUs granted was: Mr. D’Alessandro: $4,118,100; Mr. Rubenovitch: $1,856,250; Mr. Guloien: $1,856,250; and Mr. DesPrez: $1,641,150. The vesting of the RSUs granted on May 4, 2004 is dependent upon the achievement of specified integration cost savings.

(2b)	Aggregate holdings of RSUs as at December 31, 2004 and their value, based on the closing price of Common Shares on the TSX on that date being $55.40 per share, were as follows: Mr. D’Alessandro, 300,220 RSUs with a value of $16,632,188; Mr. Rubenovitch, 94,046 RSUs with a value of $5,210,148; Mr. Guloien, 94,046 RSUs with a value of $5,210,148; and Mr. DesPrez, 92,614 RSUs with a value of $5,130,816. Additional RSUs have been credited to reflect dividends paid on Common Shares.
     Aggregate holdings of DSUs as at December 31, 2004 and their value, based on the closing price of Common Shares on the TSX on that date being $55.40 per share, were as follows: Mr. D’Alessandro, 212,566 DSUs with a value of $11,776,156; Mr. Rubenovitch, 62,733 DSUs with a value of $3,475,408; and Mr. Guloien, 73,206 DSUs with a value of $4,055,612. Mr. DesPrez does not have DSUs. Additional DSUs have been credited to reflect dividends paid on Common Shares.
     Mr. Benson does not hold any RSUs or DSUs from the Company, Mr. Benson is the only Named Executive Officer with restricted shares, which were granted by John Hancock and converted into restricted shares of the Company following the merger. The number of restricted shares as at December 31, 2004 was 29,982 and their value was $1,661,002 based on the closing price of Common Shares on the TSX on that date being $55.40 per share. Additional restricted shares have been credited to reflect dividends that were paid on shares of John Hancock common stock prior to the merger and on Common Shares following the merger.

(3)	Includes the amount of term life insurance premiums paid by Manufacturers Life for the benefit of the Named Executive Officers.
(4)	As of May 1, 2004, all compensation paid to Messrs. D’Alessandro, Rubenovitch and Guloien is denominated in U.S. dollars. Base salary has been converted to Canadian dollars on a semi-monthly basis starting May 1, with the average exchange rate from May 1 to December 31 of Cdn$1.30 per US$1.
(5)	Includes amounts spent under the Executive Flexible Spending Account (“EFSA”). All executives resident in Canada are entitled to an annual allowance of between 10% and 12% of the executive’s base salary to be used for a number of personal expenditures, including car payments and club memberships. Also included are amounts received under the EFSA.
(6)	All compensation for Messrs. DesPrez and Benson is denominated and paid in U.S. dollars. Base salaries have been converted to Canadian dollars using an average exchange rate of Cdn$1.30 per US$1.
(7)	As an executive officer not resident in Canada, Mr. DesPrez does not participate in the EFSA. The amounts shown represent the annual car and club membership allowances.
(8)	Includes Company contributions under the 401(k) Pension Plan made on behalf of Mr. DesPrez.
(9)	Mr. Benson became an employee of the Company at the time of the merger with John Hancock on April 28, 2004. Mr. Benson’s compensation represents what he has received for the eight months he was employed by the Company in 2004.

(10)	As an executive officer not resident in Canada, Mr. Benson does not participate in the EFSA. The amounts shown represent Mr. Benson’s car benefit.
MFC Proxy Circular       33

Stock Option Plan
On February 11, 2004, stock options were granted to the Named Executive Officers as set out in the table below. This information was also previously reported in last year’s Proxy Circular under “Supplemental Information.” All the options granted have an exercise price of $48.05, which was the closing price of the Common Shares on the TSX reported on the last trading day prior to the date of the grant. These options have a maximum exercise period of 10 years and vest at 25% per year, with the first 25% vesting one year after the grant date.
Option Grants During the Most Recently Completed Financial Year

				Market Value of
	Securities	% of Total Options		Securities
	Under	Granted to	Exercise or	Underlying Options
	Options	Employees in	Base Price	on the Date of
Name	Granted (#)	Financial Year	($/Security)	Grant ($/Security)	Expiration Date

Dominic D’Alessandro	347,000	16.58%	$48.05	$48.05	February 11, 2014

Peter Rubenovitch	64,000	3.06%	$48.05	$48.05	February 11, 2014

Donald Guloien	64,000	3.06%	$48.05	$48.05	February 11, 2014

John D. DesPrez III	76,000	3.63%	$48.05	$48.05	February 11, 2014

James M. Benson (1)	–	–	–	–	–

(1)	Mr. Benson did not receive stock options from the Company in 2004, but will be eligible to receive stock options in 2005.
Aggregated Option Exercisable During the Most Recently Completed Financial Year and Financial Year-End Option Values
The following table shows the number of securities acquired on exercise and the aggregate value of stock options exercised by Named Executive Officers during 2004. The table also shows the aggregate number of stock options each Named Executive Officer held and the value of these options as at December 31, 2004. The value of unexercised in-the-money options at December 31, 2004 is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the TSX reported on the last trading day prior to year-end, which was $55.40 per Common Share.

	Securities	Aggregate				Value of Unexercised
	Acquired on	Value		Unexercised Options		In-the-Money Options as at
Name	Exercise	Realized		as at December 31, 2004		December 31, 2004
(#) ($) (#) ($)

				Exercisable	Unexercisable	Exercisable	Unexercisable

Dominic D’Alessandro	–	–		1,819,460	782,872	$39,042,037	$9,382,174

Peter Rubenovitch	–	–		196,400	156,500	$3,680,495	$1,899,025

Donald Guloien	–	–		184,400	152,500	$3,516,695	$1,844,425

John D. DesPrez III	–	–		206,100	177,000	$3,652,530	$2,103,250

James M. Benson	350,466	$7,155,157	(1)	5,123	88,896	$138,841	$1,193,599

(1)	The aggregate value realized for Mr. Benson has been converted at an average exchange rate of Cdn$1.3518 per US$1.
          34      MFC Proxy Circular

Pension Plans – Canada
Of the Named Executive Officers, Messrs. Benson and DesPrez do not participate in the Company’s Canadian pension plan because they reside in the United States.
Defined Benefit Plan Disclosure
The following table sets forth the total estimated annual benefits payable at the normal retirement age of 65 to executive officers under the Company’s Canadian Staff Pension Plan and individual retirement agreements.
Projected Estimated Annual Pension Benefits at Age 65 from the Canadian Staff Pension Plan and
Individual Retirement Agreements

Estimated Annual Benefits Payable (Cdn$)

	Years of Credited Service at Retirement
Pensionable Earnings
	15	20	25	30	35

$400,000	$116,000	$154,000	$193,000	$232,000	$270,000

$600,000	$176,000	$234,000	$293,000	$352,000	$410,000

$800,000	$236,000	$314,000	$393,000	$472,000	$550,000

$1,000,000	$296,000	$394,000	$493,000	$592,000	$690,000

$1,500,000	$446,000	$594,000	$743,000	$892,000	$1,040,000

$2,000,000	$596,000	$794,000	$993,000	$1,192,000	$1,390,000

$3,000,000	$896,000	$1,194,000	$1,493,000	$1,792,000	$2,090,000

$4,000,000	$1,196,000	$1,594,000	$1,993,000	$2,392,000	$2,790,000

$5,000,000	$1,496,000	$1,994,000	$2,493,000	$2,992,000	$3,490,000

$6,000,000	$1,796,000	$2,394,000	$2,993,000	$3,592,000	$4,190,000

Canadian domiciled executive officers promoted or hired prior to January 1, 1999 continue to participate in the Defined Benefit component of the Canadian Staff Pension Plan. The Company has also entered into individual retirement agreements to provide supplemental pension benefits to certain executive officers, including Named Executive Officers, where retirement income is payable for the life of the executive officer, with a minimum guarantee of 120 monthly payments.
Pensions are based on credited service and average pensionable earnings at retirement. Pensionable earnings are calculated as the highest average of the base salary and bonus earned over any 36 consecutive months. The pension benefit is determined by years of credited service multiplied by the sum of 1.3 per cent of pensionable earnings up to the average of the last three years maximum pensionable earnings (“YMPE”) and two per cent of the excess of pensionable earnings over the final average YMPE ($39,833 for 2004). This pension is determined without regard to the maximum pension limit for registered pension plans under the Income Tax Act (Canada). The pension benefit is not subject to any deduction for social security or other offset amounts such as Canada/ Quebec Pension Plans.
Additional Pension Disclosure
For purposes of providing increased disclosure to shareholders, the following table shows, for each Named Executive Officer participating in the Canadian Staff Pension Plan and in individual retirement agreements: years of credited service as at December 31, 2004 and as at the normal retirement age of 65, estimated annual benefit payable assuming retirement at December 31, 2004 and at the normal retirement age of 65, 2004 service cost, and the accrued obligation at the end of 2004.

	Years of Service		Annual Benefit Payable(4)
	(Years)		(Cdn$)			Accrued Obligation
					2004 Service	at December 31,
	December 31,		December 31,		Cost(5)	2004(6)
Name	2004	Age 65	2004	Age 65	(Cdn$)	(Cdn$)

Dominic D’Alessandro(1)	21.8	33.0	$1,626,900	$2,957,000	$1,587,000	$18,341,000

Peter Rubenovitch(2)	18.8	31.4	$326,600	$806,900	$625,000	$5,947,000

Donald Guloien (3)	23.8	41.2	$0	$1,075,500	$296,000	$7,109,000

The Canadian Staff Pension Plan is a funded plan whereas the individual retirement agreements are not funded. Following the methods prescribed by the Canadian Institute of Chartered Accountants, the Canadian Staff Pension Plan has an unfunded liability of $38,067,000 as at December 31, 2004. The individual retirement agreements in aggregate have an unfunded liability of $180,542,000 of which $122,618,000 has already been charged to earnings.
Footnotes:

(1)	The years of service and service cost include a double service pension credit for 2004. Pursuant to an individual retirement agreement between the Company and Mr. D’Alessandro, effective April 28, 2004, Mr. D’Alessandro will earn two years of credited service for each future year of Company service up to February 7, 2009.
MFC Proxy Circular       35

(2)	The years of service and service cost include a double service pension credit for 2004. Pursuant to an individual retirement agreement between the Company and Mr. Rubenovitch, Mr. Rubenovitch will also earn two years of pension service for each future year of Company service up to August 1, 2005.
(3)	Mr. Guloien is not eligible for early retirement as at December 31, 2004.

(4)	Based on current pensionable earnings and credited service to date/age stated.
(5)	The 2004 service cost is the value of the projected pension earned for the current year of service. The values have been determined as at December 31, 2004, using the same actuarial assumptions as for determining the pension plan obligations at December 31, 2004 as disclosed in Note 18 of the Company’s 2004 consolidated financial statements and by using the actual pensionable earnings for 2004.
(6)	The accrued obligation is the value of the projected pension earned for service to December 31, 2004. The values have been determined using the same actuarial assumptions as for determining the pension plan obligations at December 31, 2004 as disclosed in Note 18 of the Company’s 2004 consolidated financial statements and by using the actual pensionable earnings for 2004.
General Notes:

•	The values shown above include pension benefits provided by the Company’s registered pension plan and individual retirement agreements.
•	All members are currently vested in their pension entitlements earned to December 31, 2004.
•	Under the provisions of their respective Change in Control agreements, Messrs. D’Alessandro, Rubenovitch and Guloien’s pension benefits will continue to accrue during the severance payment period.
•	In accordance with generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plan.
•	All amounts shown above are estimated based on assumptions, which represent contractual entitlements that may change over time.
•	The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and as a result, the figures may not be directly comparable across issuers.
Pension Plans – U.S.
U.S. domiciled executives earn pension benefits through plan membership in the following Retirement Plans:

•	For executives employed by The Manufacturers Life Insurance Company (U.S.A.) prior to and subsequent to the merger:

•	Manulife Financial U.S. Cash Balance Plan (“Manulife U.S. Pension Plan”); and

•	Manulife Financial U.S. Supplemental Cash Balance Plan (“Manulife U.S. Supplemental Pension Plan”).

•	For executives employed by John Hancock prior to and subsequent to the merger:

•	John Hancock Financial Services, Inc. Pension Plan (“John Hancock Pension Plan”); and

•	Nonqualified Pension Plan for Certain John Hancock Management Employees (“John Hancock Nonqualified Pension Plan”).
Manulife U.S. Pension Plan
Under this defined benefit pension plan, a notional account is established for each participant. The account receives company contribution credits based on credited service and eligible compensation. Eligible compensation is calculated as base salary, bonus and overtime pay, if applicable. The account earns semi-annual interest credits based on the yield of one-year Treasury Constant Maturities in effect on the last business day of each month in the 12-month period ending on the November 30 of the preceding calendar year plus 0.25%, subject to a minimum interest credit of 5.25%. The yearly maximum amount of eligible compensation allowed under the qualified plan in 2004 was $205,000. Benefits payable at the normal retirement age of 65 are determined by the value of the employee’s cash balance account at their pension commencement date. The normal form of pension payment under the plan is a life annuity, with various choices available, including a lump sum. The pension benefit is not subject to any deduction or offset of U.S. Social Security.
Manulife U.S. Supplemental Pension Plan
Executive officers are also eligible for benefits under the Manulife U.S. Supplemental Pension Plan. This is a non-contributory, non-qualified defined benefit plan. During the period of an executive’s active participation in the plan, annual Company contribution credits are made on the portion of the executive’s eligible compensation in excess of $205,000 for 2004. Interest is credited under this plan at the same rate as the Manulife U.S. Pension Plan. The normal form of payment under the plan is a lump sum, although participants may elect to receive payment in the form of an annuity.
Manulife Financial U.S. Contribution Credits for Manulife U.S. Pension Plan and Manulife U.S. Supplemental Pension Plan

	% Eligible	% Eligible
	Compensation	Compensation
Years of Credited Service	up to $205,000	over $205,000

1 – 5	4	4
6 – 10	5	5
11 – 15	7	5
16 – 20	9	5
21 or more	11	5

          36      MFC Proxy Circular

Projected Estimated Pension Benefits at Age 65 Payable as an Annual Annuity from Manulife U.S. Pension Plan and Manulife U.S. Supplemental Pension Plan

Estimated Annual Benefits Payable (US$)

	Years of Credited Service

Eligible Compensation	10	15	20	25	30	35

$ 400,000	$19,400	$36,600	$60,900	$94,300	$137,500	$193,600

$ 600,000	$29,100	$54,000	$88,100	$134,300	$194,200	$271,800

$ 800,000	$38,800	$71,300	$115,300	$174,300	$250,800	$349,900

$1,000,000	$48,500	$88,600	$142,500	$214,400	$307,500	$428,100

$1,500,000	$72,800	$131,900	$210,600	$314,500	$449,100	$623,500

$2,000,000	$97,000	$175,300	$278,700	$414,600	$590,700	$818,900

General Notes:
Amounts above assume:

•	Level annual compensation in all years of employment; and
•	Cash balance accounts are updated using 2004 interest crediting rate of 5.25% for future years and are converted to annuities based on the interest rate and mortality table prescribed for 2004 conversions.
John Hancock Pension Plan
Under the John Hancock Pension Plan, a notional account is established for each participant. The account is credited with Company contribution credits equal to 4 per cent of eligible compensation up to the Social Security wage base ($87,900 for 2004), plus 8 per cent of eligible compensation in excess of the Social Security wage base (subject to a maximum qualified compensation limit of $205,000 in 2004). Eligible compensation is calculated as base salary (excluding any deferred compensation under a Company-sponsored deferred compensation plan) and bonus. Each individual account earns a daily interest credit based on the annual interest rate in effect for the calendar year. The rate is set each January 1 and remains in effect for the following 12 months. The interest rate equals the average yield on 10-year U.S. Treasury bonds for the 12 months ending September 30 of the prior calendar year. Benefits payable at the normal retirement age of 65 are determined by the value of the employee’s cash balance account at their pension commencement date. The normal form of pension payment under the plan is a life annuity, with various choices available, including a lump sum. The Pension benefit is not subject to any deduction or offset of U.S. Social Security.
John Hancock Nonqualified Pension Plan
Executives are also eligible for benefits under the John Hancock Nonqualified Pension Plan. This is a non-contributory, non-qualified plan. During the period of an executive’s active participation in the plan, 8 per cent of eligible compensation (for purposes of this plan, this includes deferred compensation under a Company-sponsored deferred compensation plan) in excess of the Internal Revenue Service yearly maximum limit of compensation ($205,000 in 2004) is credited to an account. Interest is credited under this plan at the same rate as the John Hancock Pension Plan. The normal payment is either a single life annuity or a joint and survivor annuity, based on the marital status of the executive, with the same optional benefit forms as under the John Hancock Pension Plan.
Projected Estimated Pension Benefits at Age 65 Payable as an Annual Annuity from the John Hancock Pension Plan and the John Hancock Nonqualified Pension Plan

Estimated Annual Benefits Payable (US$)

	Years of Credited Service

Eligible Compensation	5	6	7	8	9	10

$ 400,000	$14,300	$17,500	$20,500	$23,400	$26,100	$29,600

$ 600,000	$23,100	$27,800	$32,300	$36,700	$40,900	$46,300

$ 800,000	$31,900	$38,200	$44,200	$50,000	$55,600	$63,000

$ 1,000,000	$40,700	$48,500	$56,100	$63,300	$70,300	$79,700

$ 1,500,000	$62,700	$74,500	$85,700	$96,600	$107,000	$121,400

$ 2,000,000	$84,700	$100,400	$115,400	$129,900	$143,800	$163,100

General Notes:
Amounts above assume:

•	Level annual compensation in all years of employment; and
•	Cash balance accounts are updated using 2004 interest crediting rate of 3.95% for future years and are converted to annuities based on the interest rate and mortality table prescribed for 2004 conversions.
MFC Proxy Circular       37

Additional Pension Disclosure
For purposes of providing increased disclosure to shareholders, the following table shows, for each Named Executive Officer participating in the U.S. qualified and non-qualified Retirement Income Programs, years of service as at December 31, 2004 and as at the normal retirement age of 65, estimated annual benefits payable assuming retirement at December 31, 2004 and at the normal retirement age of 65, 2004 service cost, accrued obligation at the end of 2004 and the account balance at the end of 2004.

	Years of Service		Annual Benefit Payable(2)			Accrued	Account
	(Years)		(US$)		2004	Obligation	Balance at
					Service	at December 31,	December 31,
	December 31,		December 31,		Cost(3)	2004(4)	2004
Name	2004	Age 65	2004	Age 65	(US$)	(US$)	(US$)

James M. Benson (1)	2.0	8.75	$0	$134,700	$112,300	$233,900	$191,900

John D. DesPrez III	14.0	31.0	$35,300	$294,800	$55,000	$771,000	$485,100

Footnotes:

(1)	Mr. Benson is not currently vested in his pension entitlements earned to December 31, 2004. Had he been vested on December 31, 2004, his annual benefit payable would have been $14,170.
(2)	Based on current eligible compensation and credited service to date/age stated.
(3)	The 2004 service cost is the value of the projected pension earned for the current year of service. The values have been determined as at December 31, 2004 using the same actuarial assumptions as for determining pension plan obligations as at December 31, 2004 as disclosed in Note 18 of the Company’s 2004 consolidated financial statements and by using the actual eligible compensation earned for 2004.
(4)	The accrued obligation is the value of the projected pension earned for service to December 31, 2004. The values have been determined using the same actuarial assumptions as for determining the pension plan obligations as at December 31, 2004 as disclosed in Note 18 of the Company’s 2004 consolidated financial statements and by using the actual eligible compensation earned for 2004.
General Notes:

•	The values shown above include pension benefits provided by qualified and non-qualified plans.
•	Under the provisions of Mr. DesPrez’s Change in Control agreement, Mr. DesPrez’s pension benefits will continue to accrue during the severance payment period.
•	In accordance with generally accepted accounting principles, the amounts above make no allowance for the different tax treatment of the portion of pension not paid from the qualified plan.
•	All amounts shown above are estimated based on assumptions, which represent contractual entitlements that may change over time.
•	The method and assumptions used to determine estimated amounts will not be identical to the method and assumptions used by other issuers and as a result, the figures may not be directly comparable across issuers.
The Manulife U.S. Pension Plan and the John Hancock Pension Plan are funded qualified plans whereas the Manulife U.S. Supplemental Pension Plan and the John Hancock Nonqualified Pension Plan are non-qualified unfunded plans. Following the methods prescribed by the Canadian Institute of Chartered Accountants, the Manulife U.S. Pension Plan and the John Hancock Pension Plan have an unfunded liability of $4,282,000 and a surplus of $348,347,000 respectively as at December 31, 2004 whereas the Manulife U.S. Supplemental Pension Plan and the John Hancock Nonqualified Pension Plan have unfunded liabilities of $27,594,000 and $238,871,000 respectively of which $20,130,000 and $235,847,000 respectively have already been charged to earnings.
The aggregate value of the 401(k) Savings Plan Accounts for Mr. Benson and Mr. DesPrez is $59,104 and $307,970 respectively as at December 31, 2004.
Employment Agreements
Dominic D’Alessandro entered into a new employment agreement with Manufacturers Life at the time of the merger on April 28, 2004, and this agreement will terminate December 31, 2008. The agreement states that Mr. D’Alessandro will receive payments equal to 24 months of compensation based on his annual base salary, short-term incentive and Executive Flexible Spending Account if a termination occurs without just and proper cause. All benefits will continue for the 24 months, except additional pension, extended employment agreement credits and long-term disability, all of which cease immediately upon termination. Participation under existing mid-term incentive and long-term incentive grants, but not future grants, will continue up to 24 months. If Mr. D’Alessandro’s employment is terminated without just and proper cause on or before December 31, 2005, his payments and benefits will be extended from 24 to 36 months.
In September 1999, Messrs. D’Alessandro, Rubenovitch, Guloien and DesPrez entered into Change in Control agreements. These agreements protect shareholder interests by removing the distractions of a Change in Control on key employees of the Company. These agreements allow key employees to focus on the business of the Company by providing security and incentives to remain with the Company. For the purpose of the Change in Control agreements, “Change in Control” is defined as follows:

•	An acquisition of 20% of the Company’s voting shares;

•	A majority change in the Board of Directors of the Company; or

•	A management agreement with another insurance company or financial institution that transfers the management of the Company or Manufacturers Life.
The Change in Control provisions will be triggered under the following circumstances:

•	For Mr. D’Alessandro – a voluntary termination within a specified protection window following a Change in Control.

•	For Messrs. Rubenovitch, Guloien and DesPrez – an involuntary or constructive termination within a specified protection window following a Change in Control.
The Change in Control severance will be paid as a lump sum at three times the annual compensation (base salary and annual incentive only) for Mr. D’Alessandro, subject to reduction as he nears the end of his current employment contract. It will be paid at two times the annual compensation (base salary and annual incentive only) for Messrs. Rubenovitch, Guloien and DesPrez. At the time of Change in Control, long-term incentives and retirement benefits will vest. In addition, benefits will continue for the two-year period covered by the severance payment.
          38      MFC Proxy Circular

Mr. Benson joined the Company from John Hancock on April 28, 2004. He has Change in Control conditions similar to the other Named Executive Officers, with significant differences being:

•	“Change in Control” is defined as when a person commences a tender offer (with adequate financing) for securities representing at least 10% of the Company’s voting shares; and

•	Change in Control severance is defined as three times annual compensation (base salary, target annual incentive and long-term incentive award).
Supplemental Information – Total Compensation Summary 2005
In assessing the competitiveness of the compensation programs for the Company’s senior officers, the Compensation Committee considers all aspects of compensation including cash compensation (salary and short-term incentives), equity-based awards (RSUs, stock options and DSUs) and other perquisites and benefits, including pension programs.
The Company’s policy is to review the compensation of executive officers early in the fiscal year for the current year. While the decisions that took place in early 2005 by the Compensation Committee and the Governance Committee in respect of salaries, stock options and RSU awards for Named Executive Officers do not have to be reported by the Company in this Proxy Circular, the Company believes that this information would be of interest to shareholders. The following disclosure is intended to provide shareholders with an indication of the total 2005 compensation for each of the Company’s Named Executive Officers.

				2005 Stock		2005
	Cash Compensation		MTIP	LTIP	Pension	Total
		2004 Bonus	2005 RSU	Option Grant	2004 Service	Estimated

Name	2005 Salary	(paid in 2005) Grant Value Value Cost Compensation

Dominic D’Alessandro	$1,300,000	$3,700,800	$4,225,000	$4,225,000	$1,587,000	$15,037,800

Peter Rubenovitch	$780,000	$1,110,240	$800,000	$800,000	$625,000	$4,115,240

Donald Guloien	$780,000	$1,221,264	$800,000	$800,000	$296,000	$3,897,264

John D. DesPrez III	$780,000	$1,110,240	$800,000	$800,000	$145,990	$3,636,230

James M. Benson	$780,000	$1,110,240	$800,000	$800,000	$71,500	$3,561,740

General Notes:

•	Base salary increases take effect March 1, 2005. Base salaries have been converted to Canadian dollars using an exchange rate of Cdn$1.30 per US$1.
•	Annual bonuses are the same as reported in the Statement of Executive Compensation. Bonus amounts have been converted to Canadian dollars using an exchange rate of Cdn$1.2336 per US$1.
•	RSUs were awarded on February 15, 2005 at a share price of Cdn$58.01 with 100% vesting within three years, subject to a performance condition. The number of RSUs granted to each of the Named Executive Officers was: Mr. D’Alessandro 72,832 units, Mr. Rubenovitch 13,791 units, Mr. Guloien 13,791 units, Mr. DesPrez 13,791 units and Mr. Benson 13,791 units.
•	Stock options were awarded on February 15, 2005 at a grant price of Cdn$58.01 with a ten-year term and 25% vesting each year for the first four years. The number of stock options granted to each of the Named Executive Officers was: Mr. D’Alessandro 338,755 stock options, Mr. Rubenovitch 64,143 stock options, Mr. Guloien 64,143 stock options, Mr. DesPrez 64,143 stock options and Mr. Benson 64,143 stock options.
•	Pension service cost amounts are the same as reported in the 2004 “Pension Plans – Canada” and “Pension Plans – U.S.” sections for illustrative purposes. The pension service costs for Messrs. DesPrez and Benson have been converted to Canadian dollars using an exchange rate of Cdn$1.30 per US$1.
Directors, Executive Officers and Senior Officers – Indebtedness
As at March 4, 2005 the aggregate indebtedness to the Company of all officers, Directors and employees and former officers, Directors and employees of the Company or its subsidiaries, excluding routine indebtedness, amounted to $5,734,276. As at March 4, 2005, no Director had any indebtedness to the Company. In addition, no executive officer or senior officer or their associates had any indebtedness to the Company, other than routine indebtedness. Any loans to executive officers and senior officers are in compliance with the provisions of the SOX.
Directors’ and Officers’ Insurance
The Company maintains a Directors’ and Officers’ Liability Insurance policy with a policy limit of US$150 million. The policy is renewed annually. The current policy expires March 31, 2005 and has an annual premium of US$5.9 million.
The policy provides protection to Directors and Officers against liability incurred by them in their capacities as Directors and Officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and Officers for which the Company has granted Directors and Officers indemnity, as is required or permitted under applicable statutory or by-law provisions.
MFC Proxy Circular       39

Directors’ Approval

This Proxy Circular is dated as of March 16, 2005 and except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date. The Board of the Company has approved the contents and the distribution of this Proxy Circular to shareholders.
Christer Ahlvik
Corporate Secretary
March 16, 2005
Additional Information
Financial Information of the Company is provided in the Company’s consolidated financial statements for the year ended December 31, 2004, and management’s discussion and analysis of the Company’s financial condition and results of operations for 2004.
The Company’s annual information form includes additional information on the Audit Committee under the section entitled “Audit & Risk Management Committee,” including composition, relevant education and experience, and the charter of the Audit Committee.
To obtain a copy of the Company’s latest annual information form, the audited annual financial statements, the management’s discussion and analysis of the Company’s financial condition and results of operations for 2004, any interim financial statements filed after the filing of the most recent annual financial statements, this Proxy Circular, or other information on the Company, please visit the Company’s profile on www.sedar.com or our web site at www.manulife.com or, alternatively, you may send your request to:
Investor Relations
Manulife Financial Corporation
200 Bloor Street East, ST-11
Toronto, ON
Canada M4W 1E5
Telephone: 1-800-795-9767
Fax:  (416) 926-3503
E-Mail:  investor relations@manulife.com
Procedures for Considering Shareholder Proposals
The Company’s governing legislation, the Act, addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.
The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposals complying with the requirements of the Act to the Notice of Meeting, together with a statement in support of the proposal from the shareholder, if requested. Under the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Company’s previous annual meeting.
The Governance Committee reviews shareholder proposals to determine whether they satisfy the conditions in the Act, before making a recommendation to the Board.
The deadline for submission of proposals to be considered for the 2006 Annual Meeting is February 6, 2006.
Send all proposals in writing to:
Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East, NT-10
Toronto, ON
Canada M4W 1E5
Fax: (416) 926-3041
With a copy to:
Senior Vice President, Business Development and
Investor Relations
Manulife Financial Corporation
200 Bloor Street East, ST-11
Toronto, ON
Canada M4W 1E5
Fax: (416) 926-3503
          40      MFC Proxy Circular

Appendix A:  Shareholder Proposals
The following six Shareholder Proposals have been submitted for consideration at the Annual Meeting of shareholders. The Board of Directors’ response, including its recommendation, follows each proposal.
The following three proposals have been submitted by the Association de protection des épargnants et investisseurs du Québec (APÉIQ), 82, rue Sherbrooke Ouest, Montréal, Quebec H2X 1X3. The proposals and APÉIQ’s supporting comments (translated from French to English) are set out in italics below.
PROPOSAL NO. 1
It is proposed that Manulife Financial Corporation limit to ten the number of years during which an independent director may sit on the board of directors.
Due to the complexity of the economic, technological and political contexts in which corporations operate, new directors require a period of familiarization. Therefore, it is normal that a director sit on the board of directors for a few years, after acquiring a good understanding of the corporation’s issues.
Change is also part of a corporation’s evolution. Given this, it is in the interest of corporations to regularly renew their board of directors by calling on people who not only bring new skill sets but can analyze the corporation’s challenges with a certain perspective. Time after time, Warren Buffet, who has an in-depth knowledge of the way boards of directors operate, has spoken out against the spirit of conformity that reigns in board rooms and he has drawn attention to the problems related to the loss of objectivity and critical capacity on the part of directors. A constant renewal of independent directors counters the adverse effects of extended involvement on a corporation’s board of directors; these effects include a blunted capacity for perceiving and analyzing as well as an inhibition to express views that are objectionable to colleagues or officers.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
While the concepts of review and renewal of the Board of Directors are important items, the Company does not support specific and rigid term limits that would arbitrarily require our most experienced directors to retire. This would not be in the best interests of the Company and its shareholders.
The Company is of the view that competency and contribution, not length of tenure, should be the main factors in determining ongoing service on the Board. The Board, through the Corporate Governance and Nominating Committee, conducts annual formal evaluations of the Board and individual directors prior to nominating individuals to stand for election to the Board. This review process includes a review of the contributions, qualifications and time commitment of each director to determine whether he or she continues to be suitable for membership on the Board. The review process also includes a written Board Effectiveness Survey and meetings with the Chair of the Board to discuss performance. Additionally, all directors are required to offer their resignation to the Chair of the Board on a change in principal occupation or country of residency at any time during the year. The Board is also able to regularly refresh the responsibilities and dynamics of the Board by rotating memberships of the committees of the Board.
Given the complexity of the Company’s business and the breadth of the Board’s responsibilities, the Board feels that it is in the best interests of the Company to recruit and retain experienced directors. The current practices and policies of the Company ensure effective review and renewal of directors without arbitrarily disqualifying desirable candidates based on tenure.
The Board of Directors recommends that shareholders vote against Proposal No. 1.
PROPOSAL NO. 2
It is proposed that Manulife Financial Corporation introduce a cumulative voting mechanism for electing members of the board of directors, thereby giving minority shareholders a much more active role in appointing directors.
Electing members of the board of directors is one of the fundamental rights of shareholders. The codes of good governance adopted by various countries encourage the improvement of the processes for choosing and electing directors. Cumulative voting is a provision of Canadian legislation to favour the expression of the wishes of minority shareholders in the process of electing a corporation’s directors. This mechanism allows all or a portion of the votes held by a shareholder to be cast for one or more candidates for the various director positions of a corporation. In order for cumulative voting to be exercised by the shareholders, a corporation must implement the mechanism. Given the responsibilities of a board of directors to guide senior management and its duty to look after the interests of shareholders and of the corporation, it is indispensable that shareholders be able to participate much more actively in choosing the directors of business corporations.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Company believes that the primary responsibility of the Board of Directors is to represent the interests of all shareholders on an equal basis. The Company believes that cumulative voting is contrary to the best interests of the Company’s shareholders as a whole.
With cumulative voting, each shareholder receives a number of votes equal to the number of shares owned by the shareholder multiplied by the number of director nominees, and can direct those votes to any one candidate. As a result, the holders of a comparatively small percentage of the outstanding shares are able to support the election of a single director who could advance their particular interests.
Cumulative voting is primarily used to allow minority shareholders to elect a director in a corporation that has a controlling or significant shareholder. Under the Insurance Companies Act (Canada) no person is allowed to own more than 10% of the shares of the Company without the prior approval of the Minister of Finance. As a result, cumulative voting is not required or appropriate for the Company.
The Board of Directors recommends that shareholders vote against Proposal No. 2.
PROPOSAL NO. 3
It is proposed that Manulife Financial Corporation replace the share option plan for officers with a plan for granting restricted shares that must be held for at least two years.
Share option plans must be eliminated because they have contributed to undermining the credibility of corporations’ compensation policies. These plans are inequitable towards shareholders as a whole and it has been demonstrated that share option plans are not compatible with long term management.
MFC Proxy Circular       41

From the point of view of shareholders, restricted share grants will have the effect of motivating officers to manage as owners with a more long term view of objectives. Moreover, the costs of compensating senior officers will be more easily identifiable on financial statements. It is important to grant restricted shares that must be held for at least two years, thereby requiring officers to keep the shares for a minimum period of time before trading them. In this way, officers will be less inclined to seek short term profit. That is why many corporations in the United States have chosen to replace share option plans with restricted share grant plans.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Management Resources and Compensation Committee of the Board, which is comprised entirely of independent directors, reviews at least annually the compensation programs of the Company. The Company’s compensation programs have been designed with a pay for performance philosophy in which pay at risk, through short, mid and long-term incentive plans, helps to focus executives on achieving desired short, mid and long-term organizational goals. The Board feels that these programs are a contributing factor to the Company’s success over recent years, through the motivation and retention of talented executives. Specifically, the Board feels that the current focus of stock options at the most senior executive levels, who can most impact on the Company’s long-term performance, is an appropriate incentive to align these individuals with shareholder interests over the long-term.
As background, the Executive Stock Option Plan (“ESOP”) was introduced in 2000 for executive officers and approved by shareholders at the 2000 Annual and Special Meeting. In 2003, the Company introduced restricted share units (“RSUs”) as a mid-term incentive with three-year vesting for executive officers to replace a significant portion of the stock options granted under the ESOP. The following chart illustrates the extent to which RSUs have replaced stock options as a percentage of all mid and long-term incentives:

	Prior to 2003		Starting in 2003

Level	Stock Options %	RSUs %	Stock Options %	RSUs %

President & CEO	100%	0%	50%	50%

Senior Executive Vice President	100%	0%	50%	50%

Executive Vice President	100%	0%	50%	50%

Senior Vice President	100%	0%	30%	70%

Vice President	100%	0%	30%	70%

Assistant Vice President	100%	0%	0%	100%

In 2005, stock options will represent one-third of the expected value of all mid and long-term incentives granted, and will be granted to only 30% of eligible executive officers.
The Company also promotes the alignment of senior executives with the interests of shareholders through its executive stock ownership guidelines. These guidelines, which were introduced in 2000 and increased in 2004, require senior executives to acquire sizable Company shareholdings within five years of reaching the specified level. The stock ownership guidelines can be found in the section “Report of the Management Resources and Compensation Committee”. Neither stock options nor RSUs are included as stock ownership for the purposes of meeting the stock ownership guidelines.
The Board of Directors recommends that shareholders vote against Proposal No. 3.
The following three proposals have been submitted by Mr. J. Robert (Bob) Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, telephone: 519-574-0252; e-mail: bobverdun@rogers.com. The proposals and Mr. Verdun’s supporting comments are set out verbatim in italics below.
PROPOSAL NO. 4
Candidates for Director must receive at least 75% support.
Shareholders encourage the Board and Management to apply industry-leading standards to all matters relating to corporate governance. In this context, all candidates for election to the Board of Directors must henceforth earn an “A” grade in the voting by the shareholders. Specifically, no candidate shall be elected to the Board of Directors unless that individual receives the support of at least 75% of the voting shareholders. This policy shall be implemented in full compliance with the Insurance Companies Act.
Shareholder’s Explanation: The applicable legislation clearly intends that Directors should be chosen in fully-contested elections. However, as long as standard corporate practice prevents truly-democratic contests, no Director has a valid mandate unless shareholders have a realistic opportunity of casting a meaningful vote. The 75% threshold is high enough to be meaningful but not so high as to encourage irresponsible protest votes. Nortel Networks Corporation requires its candidates to receive a minimum of 66.7% of the votes cast by shareholders in order to be elected as Directors. If a company with such disgraceful reputation accepts Directors who earn only a “B” grade from the company’s owners, the shareholders of Manulife should accept nothing less than an “A” standard. Manulife does not want to find itself in a position similar to that of The Bank of Nova Scotia, which in 2004 “elected” Gerald Schwartz as a Director, even though he had the worst attendance record of any Director of any major Canadian bank, and he was supported by only 61.3% of the voting shareholders.
Note: The Company is required by the Insurance Companies Act (Canada) to include the foregoing shareholder statements in this Proxy Circular but the Company in no way agrees with, supports or endorses in any way, or for any purpose, the statements (or any of them) made therein.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Company cannot implement this proposal as it is contrary to the provisions of the Insurance Companies Act (Canada) (“Act”), the governing legislation of the Company. Section 173(3) of the Act provides that the number of directors to be elected at any annual meeting of the shareholders be such number as is fixed by the directors prior to the annual meeting. Section 175(1) of the Act provides that “Except where the Act or the by-laws of a company provide for cumulative voting, the persons, to the number authorized to be elected, who receive the greatest number of votes at an election of directors of a company shall be the directors thereof.” The Act does not allow minimum voting thresholds in the election of directors.
The Board of Directors believes that, in any event, this proposal would confer no additional benefit to shareholders of the Company. An overwhelming majority of votes cast in respect of the election of the Company’s directors are voted in favour. Last year, every nominee received approval of more than 98% of votes cast. The Corporate Governance and Nominating Committee, which is comprised entirely of independent directors, exercises independent judgment in recommending candidates for election to the Board. Shareholders have the ability to
          42      MFC Proxy Circular

withhold a vote for a particular nominee. If a nominee were to receive less than a substantial majority of votes, the Committee may consider that in the context of its recommendations for the nominees at the next annual meeting.
The Board of Directors recommends that shareholders vote against Proposal No. 4.
PROPOSAL NO. 5
Directors who change principal occupation shall resign.
It shall be the policy of Manulife Financial Corporation to require any Director who experiences a significant change in principal occupation to resign as soon as practical. (A promotion within the same company shall not constitute a change for the purpose of this policy.) A Director who resigns may return to the Board if he or she achieves the necessary level of support from the voting shareholders at the next general meeting. In order to ensure continuity in a key role, the Board shall have the discretion to decline the resignation in the case of an individual who has specific skills that Manulife is relying upon, or who has been given a major leadership position, such as chairing the Board itself or the audit committee. A public statement shall be issued to explain why any resignation has been declined by the Board.
Shareholder’s Explanation: Expanding upon any internal policy requiring such resignations, this proposal would make it formal and transparent. The Board’s nominating committee weighs several factors in its selection of candidates for Director, but the most significant is the individual’s current principal occupation. If a Director leaves his or her position or profession, it is an obvious time for the shareholders to reassess the appropriateness of the individual’s continued membership on the Board. Directors who successfully stand for re-election would have renewed mandates in their changed circumstances, which would strengthen their ability to represent the shareholders independently and effectively. A formal policy requiring all Directors who change principal occupation to resign avoids placing the Company in the potentially-difficult position of having to remove an individual who has lost his or her position due to a scandalous situation.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Board has in place procedures which require a director who changes his or her principal occupation or country of residency to offer his or her resignation to the Chair of the Board. The Chair will discuss the director’s circumstance with the Corporate Governance and Nominating Committee which is comprised entirely of independent directors.
This procedure allows the Corporate Governance and Nominating Committee the opportunity to assess the nature of the change, its impact on the Board and Board Committees and other relevant factors. The Corporate Governance and Nominating Committee will make a recommendation to the Board to either accept or decline the director’s resignation depending on the circumstances.
The Board’s current procedures are much more appropriate and flexible than the approach recommended by the shareholder’s proposal. The Board believes that good governance requires this procedure so that a director who would continue to be a valuable Board member is not lost as a result of an inflexible policy.
The Board of Directors recommends that shareholders vote against Proposal No. 5.
PROPOSAL NO. 6
Meaningful quorums.
Regardless of any lower standards that might be allowed in legislation, it is in the best interests of all stakeholders in Manulife Financial Corporation to have a high level of participation in the annual meeting. Henceforth, the quorum for the annual meeting shall be the participation in person or by proxy of the owners of not less than 50% of the common voting shares of Manulife Financial Corporation (MFC). With respect to the annual meeting of the voting policyholders and sole shareholder of the Manufacturers Life Insurance Company (of which MFC is the sole shareholder), MFC shall take the necessary actions to raise the quorum to 10% of the voting policyholders.
Shareholder’s Explanation: For the past two years, essential materials for the annual meetings of Manulife Financial Corporation and Manufacturers Life Insurance Company have been distributed very late, and might even have been beyond the time allowed by law. Participation in the meetings was very low. Only 47% of the owners of common shares submitted their votes for the meeting held April 29, 2004. Even more distressing, fewer than 2% of the voting policyholders participated in their annual meeting on April 29, 2004. By setting a higher level of participation (quorum), MFC is proving its commitment to the fundamental rights of shareholders and policyholders, which is in the best interests of all stakeholders.
The Board of Directors recommends shareholders vote AGAINST the proposal for the following reasons:
The Company welcomes shareholder participation at meetings, whether in person or by proxy. The Company’s quorum requirement has been established in accordance with the provisions of the Act, which permits the Company to set the quorum level for meetings of shareholders in its by-laws. Section 3.2 of the Company’s By-Law No. 1 sets the quorum for the transaction of business at a meeting of shareholders at “two persons present and each entitled to vote at the meeting.” The Company encourages all shareholders to attend meetings, but the Company does not believe that raising the quorum requirement will promote further participation. Rather, it would raise the risk of undue delay if meetings do not attract sufficient shareholders.
The quorum requirement for voting policyholders of Manufacturers Life has also been established in accordance with the provisions of the Act, which for Manufacturers Life is at least 500 policyholders who are entitled to vote at the meeting being present in person or represented by proxyholders. While Manufacturers Life also encourages all participating policyholders to attend meetings, Manufacturers Life does not believe raising the quorum requirement will promote further policyholder participation.
Corporate and securities laws ensure that shareholder and policyholder rights to participate in meetings are well-addressed through the notice and proxy solicitation requirements. Each of the Company and Manufacturers Life comply with all requirements of applicable laws relating to the calling of and notice for their respective annual meetings.
The Board of Directors recommends that shareholders vote against Proposal No. 6.
The Shareholders identified below agreed to withdraw shareholder proposals based on confirmation of Manulife’s practices, commitments and policies.

1.	Mr. Robert Verdun withdrew a proposal regarding disclosure of proxy votes and proxy voting policies by Canadian mutual funds controlled by the Company. Securities regula-
MFC Proxy Circular       43

tors in Canada are currently considering the implementation of rules, set out in National Instrument 81-106, dealing with the disclosure of the voting guidelines and voting records of Canadian mutual funds. Under draft requirements a mutual fund will be required to disclose its policies and procedures to be followed in determining whether and how to vote securities owned by the fund, and to make available its proxy voting record. The Company supports the implementation of such rules, taking into account any factors that may be particular to the Canadian mutual fund industry. The Company is committed to ensuring that it’s Canadian mutual funds and those of its subsidiaries meet or exceed all standards implemented by Canadian regulators relating to this disclosure issue.

2.	The Association for the Protection of Quebec Savers and Investors Inc. withdrew a proposal dealing with business ties between the Company and the Company’s external auditor based on the commitment of the Company to continue the audit fee disclosure the Company has provided and continues to provide in the Proxy Circular.

3.	Real Assets Investment Management Inc. of Suite 801, 1166 Alberni Street, Vancouver, British Columbia, Canada, V6E 3Z3 withdrew a proposal on disclosure of current policies, practices and strategies to reduce the risk impacts of climate change on the Company’s key business areas in recognition of the Company’s commitment to review existing policies in this area and to expand reporting on the Company’s web site with respect to these risks.

4.	Carl H. Buerger, Jr. and Helen M. Buerger, of 232 Mt Aire Drive, East Peoria, Illinois, United States, 61611-1709 withdrew a proposal regarding the offering of a Direct Share Purchase Program and a Dividend Reinvestment Program subject to Manulife’s commitment to complete its research on the feasibility of the provision of such a program on a cost effective basis and to provide a report on that study to the Board of Directors.
          44      MFC Proxy Circular

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MFC Proxy Circular    45

Management’s Discussion and Analysis
Manulife Financial Corporation (“MFC”) is a leading global provider of financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to both individual and group customers in Canada, the United States and Asia. MFC also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, and mutual funds, as well as to institutional customers. As well, MFC offers reinsurance services, specializing in life retrocession and property and casualty reinsurance.
On April 28, 2004, MFC and John Hancock Financial Services, Inc. (“John Hancock”), including its Canadian subsidiary, The Maritime Life Assurance Company, completed the largest cross border merger in Canadian history, making MFC Canada’s largest life insurance company, and one of the largest life insurers worldwide.
Consolidated Net Income
MFC reported shareholders’ net income of $2,564 million for the year ended December 31, 2004, an increase of 66 per cent from the $1,546 million reported in 2003. The earnings increase of $1,018 million reflects the acquisition of John Hancock, as well as a 22 per cent increase from the pre-merger Manulife businesses. Since the date of acquisition, John Hancock earnings contributed approximately two-thirds of the earnings growth in 2004. The remaining one-third increase in earnings was due to business growth, favourable claims and credit experience and the impact of good equity market growth on fee income, partially offset by the $116 million negative impact of a strengthening Canadian dollar and $90 million of integration costs.
As operational changes are implemented, the distinction between the contribution from John Hancock versus that of the Manulife businesses becomes less relevant. The Company is positioning itself as “One Company” as it continues to integrate operations into 2005, making the consolidated results of MFC the best measure of the Company’s performance.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions, except per share amounts)	2004	2003	2002

Premium income	$16,287	$10,540	$10,779
Net investment income	7,823	4,419	4,088
Other revenue	3,040	1,547	1,518

Total revenue	$27,150	$16,506	$16,385

Policyholder benefits	$17,026	$10,478	$10,670
General expenses	3,233	2,011	2,069
Commissions	2,609	1,678	1,481
Interest expense	494	253	243
Premium taxes	208	119	111
Non-controlling interest in subsidiaries	87	57	72
Trust preferred securities issued by subsidiaries	54	58	65

Total policyholder benefits and expenses	$23,711	$14,654	$14,711

Income before income taxes	$3,439	$1,852	$1,674
Income taxes	(874)	(316)	(304)

Net income	$2,565	$1,536	$1,370
Less: net income (loss) attributed to participating policyholders	1	(10)	(8)

Net income attributed to shareholders	$2,564	$1,546	$1,378
Preferred share dividends	(14)	(7)	–

Net income available to common shareholders	$2,550	$1,539	$1,378

Diluted earnings per share	$3.62	$3.31	$2.88

Earnings per Common Share and Return on Common Shareholders’ Equity
Diluted earnings per common share grew by nine per cent to $3.62 from $3.31 in 2003 and the return on common shareholders’ equity for the year ended December 31, 2004 was 13.7 per cent compared to 17.7 per cent for 2003, reflecting the impact of the larger capital base as a result of the merger.
Premiums and Deposits
Premiums and deposits for 2004 were $49.9 billion compared to $31.0 billion in 2003. Of the $18.9 billion increase in premiums and deposits, John Hancock businesses contributed $12.0 billion during the eight months since acquisition, with the pre-merger operations increasing by $6.9 billion or 22 per cent.
46      MFC 2004 Annual Report

General fund premiums increased to $16.3 billion in 2004 from $10.5 billion in 2003, primarily as a result of the addition of John Hancock. Increases in general fund premiums in the U.S., Canadian and Asian insurance businesses were offset by lower renewal premiums in Japan from the block of policies acquired from Daihyaku, reduced general fund deposits in U.S. Variable Annuities and the impact of a stronger Canadian dollar.
Segregated fund deposits increased by $7.4 billion to $25.1 billion in 2004 from $17.7 billion in 2003. This growth was driven by record sales of variable annuities in the U.S. and Japan, reflecting the success of the new guaranteed minimum withdrawal benefit rider and expanded distribution in the U.S. and the impact of the distribution alliance with Mitsubishi Tokyo Financial Group in Japan. Record deposits in U.S. Group Pensions, as well as very strong growth in Canadian Individual Wealth Management also contributed to the increase. The growth in segregated fund deposits was, however, dampened by the impact of the strengthening Canadian dollar. The merger with John Hancock contributed $1.3 billion of the year over year increase in segregated fund deposits.
Mutual fund deposits, ASO premium equivalents and other fund deposits increased primarily as a result of the John Hancock acquisition.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

General fund premiums	$16,287	$10,540	$10,779
Segregated fund deposits	25,104	17,687	16,706
Mutual fund deposits	5,809	1,576	1,189
ASO premium equivalents	1,710	883	860
Other fund deposits	980	350	495

Total	$49,890	$31,036	$30,029

Investment Income
Net investment income of $7.8 billion in 2004 increased by $3.4 billion from 2003 with John Hancock contributing $3.2 billion of the increase. The remaining $0.2 billion reflects modest growth in general fund assets offset by the impact of declining interest rates and a strengthening Canadian dollar. Provisions against impaired assets of $115 million in 2004 were higher by $110 million than 2003 but continued to be favourable compared to long-term actuarial assumptions. The total investment yield for the Company was 5.68 per cent, down from 6.34 per cent in 2003, reflecting the addition of the John Hancock assets at market rates.
Net Investment Income

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

Investment income	$7,439	$3,990	$4,019
Net provision for impaired assets	(115)	(5)	(197)
Amortization of net realized and unrealized gains	779	575	413
Investment expenses	(280)	(141)	(147)

Net investment income	$7,823	$4,419	$4,088

Yield	5.68%	6.34%	5.72%

Other Revenue
Other revenue increased to $3.0 billion in 2004 from $1.5 billion in 2003. The increase was due to the $1.2 billion contribution from the acquired John Hancock businesses and growth in fee income from equity market appreciation and wealth management sales.
Policy Benefits and Expenses
Policy benefits increased to $17.0 billion in 2004 from $10.5 billion in 2003, primarily due to the impact of the John Hancock acquisition. Increases in policy benefits related to growth in Canadian and U.S. insurance businesses, were largely offset by the impact of the reduction in the business previously acquired from Daihyaku in Japan and the ongoing shift to variable investment options and products in U.S. Wealth Management and Japan.
General expenses increased by $1.2 billion in 2004, of which $1.1 billion was attributable to the John Hancock acquisition. Growth in expenses due to integration costs, together with higher variable expenses from strong sales growth in 2004, were offset by synergies realized as a result of increased scale from the merger. Included in the general expenses were $139 million of restructuring and integration costs incurred in the year relating to the consolidation of systems, functions and infrastructure resulting from the merger. The Company expects the integration initiatives to be substantially completed by the end of 2005.
Commissions of $2.6 billion in 2004 were $0.9 billion higher than 2003. John Hancock represented $0.6 billion of the increase with the remaining $0.3 billion primarily attributable to increased new business volumes in the wealth management operations.
Management’s Discussion and Analysis       47

Interest expense increased to $494 million in 2004 from $253 million in 2003. The increase was attributable to interest credited on the non-insurance products in the Guaranteed and Structured Financial Products segment (“G&SFP”), as well as interest related to external debt issued by John Hancock.
Income taxes increased to $874 million in 2004 from $316 million in 2003. The Company’s 2004 provision for income taxes is comprised of $241 million of current taxes and $633 million of future taxes. The increase in the income tax expense was consistent with the increase in earnings and reflects the mix of earnings derived in tax jurisdictions with differing income tax rates and regulations.
Funds Under Management
Funds under management increased by $193.2 billion to $347.7 billion in 2004 from $154.5 billion in 2003. The funds under management acquired from John Hancock at date of acquisition were $193.0 billion ($106.6 general funds, $31.0 billion segregated funds and $55.4 billion mutual and other funds).
General fund assets increased by $94.7 billion to $169.1 billion as at the end of 2004. Excluding the increase related to general fund asset values at the date of the merger, general fund assets declined by $12.0 billion, primarily due to the impact of a strengthening Canadian dollar and the scheduled maturities of institutional funds in G&SFP.
Segregated fund assets increased to $117.9 billion from $71.5 billion in 2003. After adjusting for the increase in funds acquired, segregated fund assets increased by 21 per cent, reflecting the impact of solid equity market appreciation, growth in net policyholder cash flows in U.S. 401(k) products and variable annuities in the U.S. and Japan, partially offset by the impact of a strengthening Canadian dollar.
Funds Under Management

As at December 31
(Canadian $ in millions)	2004	2003	2002

General fund	$169,142	$74,465	$77,562
Segregated funds(1)	117,890	71,464	58,831
Mutual and other funds(1)	60,645	8,598	6,731

Total	$347,677	$154,527	$143,124

(1)	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund. Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.
Moving Forward
The focus for MFC in 2005 is to deliver profitable growth while successfully completing the integration of the John Hancock businesses. The merger with John Hancock has expanded the distribution and product base of the Company, and combined with expected synergies from operational efficiencies, has resulted in a stronger, more diversified organization, well positioned for growth in key markets.
Revenue growth will continue to be supported by ongoing product enhancements and the expansion of distribution networks across the Company. Products are continuously reviewed to ensure they meet customer needs as well as the Company’s risk-return requirements. The Company has been reviewing all product offerings to ensure that the most effective suite of products is maintained in the new organization. Distribution synergies from the addition of John Hancock’s complementary distribution channels to the already strong Manulife distribution networks in the U.S. started to emerge in 2004, particularly in U. S. Variable Annuities. The Company plans to leverage this diversity and strength of distribution across all of its U.S. businesses. Canada, Asia and Japan will also actively pursue distribution expansion strategies.
The ongoing consolidation of operations, systems and facilities is expected to continue throughout 2005 with the integration being substantially completed by year-end. These projects are critical to delivering shareholder value and in achieving the efficiencies and expense savings that had been anticipated coming out of the merger. Resources and deliverables are being managed within the Company in order to ensure that its priorities of profitable growth and superior customer service are maintained.
48      MFC 2004 Annual Report

U.S. Protection Division
U.S. Protection Division provides life and long-term care insurance products and services to select markets. The Individual Insurance operation focuses on high net-worth and emerging affluent markets by providing estate and business planning solutions with an array of life insurance products. The Long-Term Care operation provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care, and at home care. The Division uses a multi-channel distribution network, including The John Hancock Financial Network, a career agency system that offers innovative protection and wealth management solutions to individuals, families and businesses.
In 2004, U.S. Protection Division contributed 18 per cent of the Company’s shareholders’ net income, 12 per cent of premiums and deposits and as at December 31, 2004, accounted for 16 per cent of the Company’s funds under management.
Financial Performance
U.S. Protection Division’s net income was $467 million in 2004 compared to $275 million in 2003. Earnings in 2004 reflected the addition of John Hancock’s Individual Insurance and Long-Term Care businesses which contributed $158 million to total earnings. Also contributing to the increase in earnings were excellent mortality experience, strong business growth, and expense efficiencies from both continued tight expense management and combining the operations of the Manulife and John Hancock businesses. Earnings growth was partially offset by the impact of a strengthened Canadian dollar.
The following Summary Statements of Operations present U.S. Protection Division’s results on both a Canadian dollar and U.S. dollar basis.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premium income	$4,710	$2,100	$1,940	$3,644	$1,506	$1,235
Net investment income	2,321	1,260	1,284	1,793	901	817
Other revenue	442	129	136	342	93	87

Total revenue	$7,473	$3,489	$3,360	$5,779	$2,500	$2,139

Policyholder benefits	$5,387	$2,464	$2,401	$4,166	$1,764	$1,529
General expenses and commissions	1,267	563	439	980	406	279
Other	119	58	57	92	41	36

Total policyholder benefits and expenses	$6,773	$3,085	$2,897	$5,238	$2,211	$1,844

Income before income taxes	$700	$404	$463	$541	$289	$295
Income taxes	(233)	(129)	(144)	(180)	(93)	(92)

Net income attributed to shareholders	$467	$275	$319	$361	$196	$203

Premiums and Deposits
Premiums and deposits of $5.8 billion in 2004 increased significantly from $2.5 billion in 2003 primarily as a result of the acquisition of John Hancock’s Individual Insurance and Long-Term Care operations. Innovative and competitive product design drove strong sales of Individual Insurance Universal Life products while increasing renewal premiums in the Long-Term Care business due to an expanding in force base also contributed to the premium growth. The following premiums and deposits chart presents U.S. Protection Division’s results on both a Canadian dollar and a U.S. dollar basis.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premiums	$4,710	$2,100	$1,940	$3,644	$1,506	$1,235
Segregated fund deposits	1,106	360	519	857	256	330

Total premiums and deposits	$5,816	$2,460	$2,459	$4,501	$1,762	$1,565

Funds Under Management
On a Canadian dollar basis, funds under management of $57.1 billion were significantly higher than the $17.7 billion reported in 2003. The increase was driven by the April addition of $42.2 billion (U.S. $30.8 billion) of assets from John Hancock businesses, growth in Individual Insurance’s Universal Life product line and in Long-Term Care operations, as well as the impact of improved equity markets.
Management’s Discussion and Analysis       49

The following funds under management chart presents U.S. Protection Division’s results on both a Canadian dollar and U.S. dollar basis.
Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

General fund	$46,148	$15,747	$18,176	$38,342	$12,184	$11,507
Segregated funds	10,953	1,997	1,952	9,100	1,545	1,236

Total funds under management	$57,101	$17,744	$20,128	$47,442	$13,729	$12,743

Moving Forward
In 2005, U.S. Protection Division will move forward under the John Hancock brand, capitalizing on its leading sales positions in both the life insurance and long-term care markets. The Division will remain focused on building distribution strength, maintaining superior service levels and developing innovative products while completing the integration of Manulife and John Hancock businesses.
Expanding the newly re-branded John Hancock Financial Network agency system is a key initiative in 2005. The agency system will create a powerful recruiting message using the John Hancock brand and a commitment to growth in order to increase the number of agents. Initiatives to facilitate this growth include the implementation of enhanced agent training and support programs and the development of innovative compensation structures to continually promote sales activity. In the Individual Insurance business, distribution efforts will focus on positioning the combined Manulife and John Hancock businesses as “One Company,” promoting the John Hancock brand and solidifying the Company’s strong shelf-space position with key distribution partners. The continued integration of sales, marketing and administrative processes will support the “One Company” message and will enhance the sales and service experience for distributors. Long-Term Care distribution initiatives include expanding and deepening relations with wire houses and broker-dealers through its new wholesaling force and through accessing underserviced market niches. Service enhancements include augmented distributor service capabilities, a simplified sales process, and upgrades to the Division’s claims and care coordination services which will improve overall policyholder care.
Product developments for 2005 will include the streamlining of the Individual Insurance product portfolio to a competitively positioned, merged company platform. All products will be promoted under the John Hancock name to leverage the brand and a common set of underwriting guidelines will be implemented to improve the selling experience. A refreshed version of the highly successful Single-Life Universal Life product with new features and design flexibility will enhance the Company’s leadership position and reputation for innovation in this product line. Long-Term Care will focus on enhancing existing product features and flexibility in its next generation of individual and group products. In the small business market, a new Long-Term Care product will combine the advantages of a diverse individual distribution network and a large group administration platform.
50      MFC 2004 Annual Report

U.S. Wealth Management Division
U.S. Wealth Management Division provides a variety of personal and family oriented wealth management products and services to select individual and business markets. Group Pensions operations mainly provide 401(k) plans to small and medium-sized businesses and pension mutual fund offerings to medium-sized organizations. Variable annuity, fixed annuity and College Savings 529 plan products are offered primarily to middle- and upper-income individuals. Mutual Funds operations provide a variety of mutual funds, privately managed accounts and institutional services.
In 2004, U.S. Wealth Management Division contributed 16 per cent of the Company’s shareholders’ net income, 46 per cent of total premiums and deposits, and as at December 31, 2004, accounted for 37 per cent of the Company’s funds under management.
Financial Performance
U.S. Wealth Management Division’s net income was $397 million in 2004 compared to $180 million in 2003. John Hancock’s annuity and mutual fund operations have consistently contributed to earnings since their acquisition in April 2004 and served to further diversify the earnings of the Division. The year’s very strong net income growth was also due to continued business growth in the variable annuity and pension operations, driven by excellent sales results and favourable retention. Earnings were also favourably impacted by strong equity market performance on segregated fund guarantees and fee income, as well as continued tight management of discretionary expenses. Partially offsetting this was the impact of a strengthened Canadian dollar.
The following Summary Statements of Operations present U.S. Wealth Management Division results on both a Canadian dollar and U.S. dollar basis.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premium income	$1,344	$1,373	$1,615	$1,035	$966	$1,029
Net investment income	930	442	441	719	314	281
Other revenue	1,479	891	862	1,141	640	549

Total revenue	$3,753	$2,706	$2,918	$2,895	$1,920	$1,859

Policyholder benefits	$1,797	$1,529	$1,755	$1,386	$1,077	$1,118
General expenses and commissions	1,398	946	987	1,078	676	629
Other	4	4	6	3	3	4

Total policyholder benefits and expenses	$3,199	$2,479	$2,748	$2,467	$1,756	$1,751

Income before income taxes	$554	$227	$170	$428	$164	$108
Income taxes	(157)	(47)	(17)	(122)	(34)	(11)

Net income attributed to shareholders	$397	$180	$153	$306	$130	$97

Premiums and Deposits
Premiums and deposits of $23.1 billion in 2004 were 50 per cent higher than the $15.4 billion reported in 2003, reflecting the addition of the John Hancock operations, and strong growth in the variable annuity and pension businesses attributable to their broad distribution capabilities, innovative product designs and superior customer service. Premiums on a U.S. dollar basis were up seven per cent over 2003 due to the addition of the John Hancock fixed annuity operations. The premium growth was dampened by consumer preference for segregated funds given the favourable equity market environment. Segregated fund deposits were 35 per cent higher on a U.S. dollar basis than 2003 driven by deposits in the 401(k) and variable annuity businesses, both of which achieved record deposit levels in 2004. Pension deposits grew by 22 per cent as a result of in force participant growth and higher sales. Variable annuity deposits increased by 60 per cent mainly due to strong market acceptance of the guaranteed minimum withdrawal benefit rider and the addition of the John Hancock Financial Network and Essex distribution relationships. Growth in mutual fund deposits and other fund deposits was primarily attributable to the addition of John Hancock’s Mutual Fund operations. Increased sales of 529 plans also contributed to other fund deposits growth.
Management’s Discussion and Analysis       51

The following premiums and deposits chart presents U.S. Wealth Management Division results on both a Canadian dollar and a U.S. dollar basis.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premiums	$1,344	$1,373	$1,615	$1,035	$966	$1,029
Segregated fund deposits	17,145	13,654	13,710	13,182	9,769	8,728
Mutual fund deposits	3,622	–	–	2,813	–	–
Other fund deposits	980	350	495	759	252	315

Total premiums and deposits	$23,091	$15,377	$15,820	$17,789	$10,987	$10,072

Funds Under Management
Funds under management of $129.0 billion were twice the $61.6 billion reported in 2003. General fund invested assets of $20.8 billion have increased from the $6.4 billion reported in 2003 principally as a result of the addition of John Hancock fixed annuity assets. On a U.S. dollar basis, segregated funds under management grew by 43 per cent due to strong variable annuity and 401(k) net policyholder cash flows, the addition of John Hancock annuity assets of U.S. $5.0 billion, and the favourable influence of improved equity markets. Mutual and other fund assets have increased dramatically mainly due to the inclusion of John Hancock’s Mutual Fund operations.
The following funds under management chart presents U.S. Wealth Management Division results on both a Canadian dollar and U.S. dollar basis.
Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

General fund	$20,836	$6,418	$7,632	$17,312	$4,966	$4,822
Segregated funds	72,186	54,245	45,237	59,975	41,973	28,638
Mutual funds	30,140	–	–	25,042	–	–
Other funds	5,874	903	582	4,880	699	369

Total funds under management	$129,036	$61,566	$53,451	$107,209	$47,638	$33,829

Moving Forward
U.S. Wealth Management Division prides itself on providing excellent customer service, innovative product offerings, and developing and maintaining strong distribution relationships. The Division will continue to focus on these strengths in 2005.
Product development efforts in 2005 will include the rebranding of the 401(k) and variable annuity offerings to John Hancock, a powerful brand with strong retail affiliations in the United States. The 529 plan product line was re-branded in mid-2004. Group Pensions will focus its initiatives in 2005 on enhancing product features and options to further expand its share of the $3 million to $20 million asset market segment. In 2005, Annuities will continue to expand its product offerings and build on the success of its variable annuity guaranteed minimum withdrawal benefit rider, while continuing to manage the risk profile of this business. The Annuities business will also capitalize on the fixed annuity features that were launched in the fourth quarter of 2004. In addition, the college savings product will be supplemented by additional options and portfolio offerings. In 2005, Mutual Funds will continue to pursue both strategic and tactical opportunities aimed at strengthening the investment performance and breadth of its offerings. Further, U.S. Wealth Management will capitalize on the popularity of its strong performing “Lifestyle” funds by distributing retail versions of the offerings through the Mutual Funds operations.
Distribution and service developments in 2005 include Group Pensions’ continued focus on expanding its broker-dealer network, ongoing enhancements to Third Party Administrator relationships, enhanced client management infrastructure, and improved Plan Sponsor web-based functionality and Field Office effectiveness. Distribution initiatives in Annuities include further expansion of the Company’s bank and broker-dealer wholesaling networks and continued sales support to the John Hancock Financial Network. Annuities will also pursue additional broker-dealer agreements and further penetration of existing networks. Annuities’ service initiatives in 2005 will be focused on augmenting self-service and information access functionality through additional web-based technology, and converting various annuity administration systems to a single unifying platform. Similar to Annuities, Mutual Funds distribution initiatives include expanding their wholesaling group, pursuing additional distribution relationships and gaining a greater penetration within its broker-dealer partner firms. In 2005, Mutual Funds service initiatives will encompass a redesign of quarterly and year-end customer statements, and enhanced web and phone-based features to facilitate self-service and information access.
The Manulife and John Hancock insurance trusts, which serve as the investment platforms for the variable offerings, will be merged in the spring of 2005. The combination will create a trust with over U.S. $40 billion of assets under management, 30 sub-advisors and 80 investment options. It will be one of the largest insurance trusts in the industry.
52      MFC 2004 Annual Report

Canadian Division
Canadian Division is one of the leading life insurance-based financial services organizations in Canada. Its individual wealth management product offerings include variable and fixed annuities, individual investment and banking products and mutual funds. Individual life insurance products are aimed at middle- and upper-income individuals and business owners. Insurance products are also directly marketed to members of associations and to the customers of financial institutions. Group life, health and pension products and services are marketed to Canadian employers.
In 2004, the Canadian Division contributed 24 per cent of the Company’s shareholders’ net income, 22 per cent of total premiums and deposits and as at December 31, 2004, accounted for 17 per cent of the Company’s funds under management.
Financial Performance
Canadian Division’s shareholders’ net income increased by 24 per cent to $614 million in 2004 from $497 million in 2003. This increase was driven by the addition of John Hancock’s Maritime Life business and organic growth across the Division. The impact of year over year equity market improvements on segregated fund performance guarantees also contributed to the increased earnings. Claims experience was good, although not as strong as the excellent results in 2003.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

Premium income	$5,259	$3,516	$3,191
Net investment income	2,271	1,842	1,574
Other revenue	480	284	287

Total revenue	$8,010	$5,642	$5,052

Policyholder benefits	$5,590	$3,863	$3,581
General expenses and commissions	1,402	979	884
Other	207	147	115

Total policyholder benefits and expenses	$7,199	$4,989	$4,580

Income before income taxes	$811	$653	$472
Income taxes	(194)	(158)	(104)

Net income	$617	$495	$368
Less: net income (loss) attributed to participating policyholders	3	(2)	(10)

Net income attributed to shareholders	$614	$497	$378

Premiums and Deposits
Premiums and deposits were $11.1 billion, up $3.9 billion or 55 per cent from $7.1 billion in 2003. The Division’s increase in premiums and deposits reflects the contribution from Maritime Life businesses and higher sales, particularly in Individual Wealth Management segregated funds and proprietary mutual fund products, driven by consumer confidence and favourable equity markets. Growth of the Group Life and Health business from strong sales and good client retention also contributed to the higher volume of premiums and deposits.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

Premiums	$5,259	$3,516	$3,191
Segregated fund deposits	3,116	1,993	1,283
Mutual fund deposits	973	748	657
ASO premium equivalents	1,710	883	860

Total premiums and deposits	$11,058	$7,140	$5,991

Management’s Discussion and Analysis       53

Funds Under Management
Funds under management as at December 31, 2004 were $60.6 billion, an increase of $21.2 billion, or 54 per cent over 2003. This increase reflects the $15.9 billion acquired with the Maritime Life businesses in April. In addition, investment gains, positive net policyholder cash flows of both segregated and mutual funds in Individual Wealth Management and growth in Manulife Bank loan volumes contributed to the increase.
Funds Under Management

As at December 31
(Canadian $ in millions)	2004	2003	2002

General fund	$38,787	$26,904	$23,745
Segregated funds	19,422	10,701	8,577
Mutual funds	2,348	1,739	1,324

Total funds under management	$60,557	$39,344	$33,646

Moving Forward
Canadian Division’s vision is to be the premier life insurance-based financial services organization in Canada with a reputation in the market for innovative products, excellent service, and professional value-added advice that meets the unique needs of customers.
In 2005, the Division will complete its integration of the Maritime Life subsidiary of John Hancock. Integration activities are ahead of schedule and, on completion, will result in increased operational efficiency that, when coupled with a broad and diversified group of sales channels, will ensure the Division’s leadership position in the Canadian marketplace.
Manulife distributes products through independent agents, Managing General Agents (“MGAs”), investment advisors and financial services companies, in addition to maintaining a specialized sales force for products directed at companies and associations. Manulife strives to ensure that best-in-class service is provided to each of the distribution channels as well as the end customer.
The excellent client retention experienced by the Division is due, in part, to superior customer service. Further enhancements to customer administration systems, web-based tools and call center technology are all planned for 2005.
Innovative products that offer excellent value to customers are an important component of the success of the Division. Product enhancements are planned in each of its businesses during 2005.
Individual Insurance plans to introduce enhancements to Lifecheque, a critical illness product, in order to maintain its leadership position, and to InnoVision, the flagship universal life product. In early 2005, Group Life and Health will launch a new product that will enable employers to manage rising health benefit costs. Group Pensions will be expanding its product offerings and adding new services, features and functionality for its existing client base, including the launch of a Group RRIF/LIF product that will permit market based funds and shares inside one plan. The recently launched STEPS – a retirement goal setting and tracking tool for plan members – will also be made available to all clients during the year. Individual Wealth Management will be developing and launching a number of new innovative product solutions in each of its key business lines (GICs, segregated funds and mutual funds) in 2005.
54      MFC 2004 Annual Report

Asian Division
Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China and Vietnam, and in 2004, into Malaysia and Thailand as a result of the John Hancock merger. Asian Division provides a wide range of insurance and wealth management products, including individual and group life and health insurance, and pension and mutual funds.
In 2004, Asian Division contributed 13 per cent of the Company’s shareholders’ net income, nine per cent of total premiums and deposits and as at December 31, 2004, accounted for five per cent of the Company’s funds under management.
Financial Performance
Asian Division’s shareholders’ net income increased slightly to $324 million in 2004 from $319 million in 2003. On a U.S. dollar basis, shareholders’ net income increased by nine per cent. This result was impacted by a provision, primarily in Indonesia, established to cover the Company’s exposure to the tsunamis that devastated the region. Excluding this provision, shareholders’ net income on a U.S. dollar basis increased by 13 per cent, reflecting business growth across most of the Division. Higher fee income from the administration of the growing Mandatory Provident Fund and mutual fund businesses in Hong Kong, strong business retention in Hong Kong and improvements in the equity markets along with wealth management product initiatives contributed to the overall growth.
The following Summary Statements of Operations present Asian Division results on both a Canadian dollar and U.S. dollar basis.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premium income	$1,831	$1,583	$1,519	$1,411	$1,134	$968
Net investment income	401	328	316	308	236	202
Other revenue	179	134	114	138	96	72

Total revenue	$2,411	$2,045	$1,949	$1,857	$1,466	$1,242

Policyholder benefits	$1,426	$1,103	$1,033	$1,099	$790	$658
General expenses and commissions	575	558	597	442	400	381
Other	57	56	54	44	40	34

Total policyholder benefits and expenses	$2,058	$1,717	$1,684	$1,585	$1,230	$1,073

Income before income taxes	$353	$328	$265	$272	$236	$169
Income taxes	(31)	(17)	(6)	(24)	(12)	(4)

Net income	$322	$311	$259	$248	$224	$165
Less: net income (loss) attributed to participating policyholders	(2)	(8)	2	(2)	(6)	1

Net income attributed to shareholders	$324	$319	$257	$250	$230	$164

Premiums and Deposits
Premiums and deposits were $4.2 billion in 2004, up 24 per cent from $3.4 billion in 2003. On a U.S. dollar basis, premiums and deposits grew by 33 per cent. This increase was driven by strong growth in mutual fund deposits in Indonesia and Individual Wealth Management deposits in Hong Kong. Strong performance in Hong Kong’s China Value and Emerging Eastern European funds and expansion of the bank distribution network in Indonesia contributed to growth in mutual fund deposits. Growth in the insurance businesses and various acquisitions and mergers across the Division also contributed to the higher level of premiums and deposits.
The following premiums and deposits chart presents Asian Division results on both a Canadian dollar and U.S. dollar basis.
Premiums and Deposits

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

Premiums	$1,831	$1,583	$1,519	$1,411	$1,134	$968
Segregated fund deposits	1,197	1,013	1,024	922	726	652
Mutual fund deposits	1,214	828	532	945	598	340

Total premiums and deposits	$4,242	$3,424	$3,075	$3,278	$2,458	$1,960

Management’s Discussion and Analysis       55

Funds Under Management
Funds under management increased by 25 per cent to $16.4 billion in 2004 from $13.1 billion in 2003. On a U.S. dollar basis, funds under management increased by 34 per cent, primarily due to increases in Hong Kong, Singapore and Indonesia. Growth in Hong Kong reflected increased business volumes in the Insurance, Mandatory Provident Fund and mutual fund businesses and also reflected the impact of equity market value appreciation. Growth in Singapore was driven by the integration of the John Hancock business as well as by organic growth, while Indonesia was buoyed by substantial mutual fund deposits.
The following funds under management chart presents Asian Division results on both a Canadian dollar and U.S. dollar basis.
Funds Under Management

	Canadian $			U.S. $
As at December 31
(In $ millions)	2004	2003	2002	2004	2003	2002

General fund	$7,799	$6,145	$6,277	$6,480	$4,753	$3,974
Segregated funds	4,498	3,421	2,497	3,737	2,646	1,580
Mutual and other funds	4,064	3,568	2,561	3,377	2,760	1,620

Total funds under management	$16,361	$13,134	$11,335	$13,594	$10,159	$7,174

Moving Forward
While Hong Kong continued to be the largest contributor to earnings for Asian Division, the other Asian operations are becoming more significant following rapid growth and business expansion over recent years. The Division will continue to develop its other Asian businesses over future years in order to diversify the Division’s earnings.
The Division will continue to expand the career agency force which will remain the primary distribution channel in the region. Focus will be maintained on the professional delivery of services through division-wide initiatives such as training and the development and implementation of Agency Best Practices. In addition, the Division will develop products suitable for sale through the bank distribution network.
In 2004, strong mutual fund deposits in Hong Kong and Indonesia continued to be a key contributor to business growth. In 2005, the Division will leverage on this success and continue to develop new and enhanced products for the Wealth Management line.
In 2004, the Division completed an acquisition in the Philippines, two mergers in Indonesia of businesses acquired in 2003, as well as the integration of five operations acquired from the Asian unit of John Hancock. This has further enhanced the Company’s market positions in Singapore, Indonesia and the Philippines, and provided entry into two exciting new markets, Malaysia and Thailand.
In 1996, Manulife, together with its partner Sinochem, created Manulife-Sinochem (“MSL”), the first joint venture life insurance company in the People’s Republic of China. MSL made strong headway in its expansion strategy in China during 2004. The Beijing branch began operations early in the year and another new branch will be opened in Ningbo early in 2005. Furthermore, approvals were received in early 2005 to convert the Guangzhou Branch license into a province-wide license for Guangdong, as well as to expand the MSL license to allow the sale of employee benefits in 2005.
During 2005, in addition to continuing the branch expansion in China, the Division will seek to expand its business across the region by further building its distribution system and by considering additional acquisition opportunities.
Acknowledgement
Manulife is the only international insurance company with a branch in Aceh, the province in Indonesia hit the hardest by a tsunami in December 2004. Manulife is providing much needed relief to its local personnel and is proactively paying claims for policyholders who perished. Furthermore, Manulife will pay the premiums during all of 2005 on behalf of policyholders resident in Aceh.
56      MFC 2004 Annual Report

Japan Division
Japan Division provides insurance and wealth management products to one of the largest insurance markets in the world, a market that continues to suffer from limited product choice. For insurance products, the Division focuses on developing universal life product concepts tailored to meet the needs of two key market segments – middle- to upper-income individuals and their families, and small and medium-sized businesses. Wealth management products contribute to the overall product strategy for these two segments, and provide the opportunity to expand bank and stockbroker distribution channels. The Division’s universal life product, ManuFlex, one of the first of its type in Japan, and its variable annuity products, leverage the Company’s expertise with these types of products in North America.
In 2004, Japan Division contributed six per cent of the Company’s shareholders’ net income, seven per cent of total premiums and deposits, and as at December 31, 2004, accounted for three per cent of the Company’s funds under management.
Financial Performance
Japan Division’s net income increased to $165 million in 2004, up $59 million from $106 million in 2003. Growth in earnings was attributable to the in force business, favourable investment returns, improved claims experience and expense reductions generated by field office restructuring and other cost saving initiatives.
Earnings growth also reflects the more profitable product portfolio and the growth in sales due to the establishment of new distribution relationships. The Division aims to be a product leader in market segments where growth is strong. In line with this objective, and in recognition of the declining market for traditional life insurance, the Division’s traditional product line was closed to new business in 2003, and ManuMed, a medical product offered on the Universal Life product platform was launched. ManuMed contributed one third of the Division’s insurance sales during 2004. As well, effective April 1, 2004, the Company significantly enhanced its position in the Variable Annuity market with the establishment of a strategic alliance with Mitsubishi Tokyo Financial Group (“MTFG”), one of Japan’s top four banks. Under the terms of the alliance, MTFG currently distributes our Premiere product which offers an innovative 110 per cent guaranteed annuitization benefit that is unique to the Japanese market.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

Premium income	$1,105	$1,232	$1,451
Net investment income	185	150	63
Other revenue	45	34	34

Total revenue	$1,335	$1,416	$1,548

Policyholder benefits	$573	$795	$875
General expenses and commissions	542	484	502
Other	12	8	8

Total policyholder benefits and expenses	$1,127	$1,287	$1,385

Income before income taxes	$208	$129	$163
Income taxes	(43)	(23)	(52)

Net income attributed to shareholders	$165	$106	$111

Premiums and Deposits
Premiums and deposits increased by 84 per cent to $3.5 billion for the year ended December 31, 2004. This increase reflected higher variable annuity deposits generated primarily through the bank distribution channel including MTFG. Universal life premiums also increased due, in part, to a 13 per cent increase in the number of sales agents to 4,016 as at December 31, 2004 and the successful launch of ManuMed, a new universal life product offering medical insurance coverage. These increases were offset by lower renewal premiums due to maturities and lapses on the block of policies acquired from Daihyaku and the depreciation of the Japanese yen.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2004	2003	2002

Premiums	$1,105	$1,232	$1,451
Segregated fund deposits(1)	2,394	667	170

Total premiums and deposits	$3,499	$1,899	$1,621

(1)	Segregated fund deposits for the year ended December 31, 2004 excluded nil (2003 – $26 million, 2002 – $319 million) of net seed capital.
Management’s Discussion and Analysis       57

Funds Under Management
Funds under management increased by $867 million to $11.7 billion as at December 31, 2004 from $10.9 billion as at December 31, 2003. Positive net policyholder cash flows from sales of variable annuity and universal life products were partially offset by maturities and lapses on the block of policies acquired from Daihyaku and the depreciation of the Japanese yen.
Funds Under Management

As at December 31
(Canadian $ in millions)	2004	2003	2002

General fund	$8,336	$9,781	$12,385
Segregated funds(1)	3,412	1,100	568

Total funds under management	$11,748	$10,881	$12,953

(1)	Segregated funds under management as at December 31, 2004 included $175 million (2003 – $215 million, 2002 – $317 million) of seed capital.
Moving Forward
The Japanese economy continued along its recovery path in 2004. Efforts by the Government and the Bank of Japan to stimulate an export-led recovery have contributed to economic growth. Additionally, there have been continued improvements in equity markets and interest rates during the year. While the improvement in 2004 has been encouraging, deflationary factors remain and the economy is still dependent upon export growth and the expansion of the global economy, particularly the U.S. and China, contributing to a cautious outlook for further economic growth in the short- to medium-term.
The market for traditional death protection is expected to continue to decline due to the aging of the Japanese population. However, the growth of “third-sector” products such as medical insurance remains robust within the industry. Annuity sales are also growing rapidly driven by the popularity of over-the-counter sales through various bank channels.
In July, MTFG announced its intention to merge with the United Financial of Japan Bank (“UFJ”) in October 2005 and early in 2005, UFJ began distributing the Premiere product. The Division also plans to launch two new variable annuity products that will be distributed by MTFG affiliates and will continue to focus on developing new variable annuity distribution relationships.
Japan Division’s universal life product will be enhanced later in 2005 to better address the retirement savings needs of Japanese consumers with the launch of variable funds that will augment the savings options available under the product.
Increasing the size and enhancing the professionalism and efficiency of the Division’s distribution channels remains a key priority. Building on recruiting successes in 2004, the sales agent distribution force will be further expanded and strengthened through ongoing, active recruitment and training. The Division will continue to explore opportunities to expand its reach in the bank and broker dealer channels, capitalizing on its success to date with MTFG.
During the year, the Division maintained a high level of customer service and improved its operating efficiency. In 2005, the Division will further its 2004 successes by continuing to leverage technology investments, pursuing additional opportunities to streamline operational processes and implementing new initiatives to attract high potential staff for future growth. These efforts will generate cost savings and, at the same time, enhance service to customers and agents.
58      MFC 2004 Annual Report

Reinsurance Division
Established in 1984, Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In the simplest terms, reinsurance refers to the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is a form of reinsurance involving the assumption of risk from other reinsurers.
Through offices in Canada, the United States, Germany, Belgium, Barbados and Singapore, Reinsurance Division provides customer-focused solutions and innovative products in the following lines of business:

•	Life – offering retrocession of traditional life mortality risk as well as specialized coverages such as Structured/non-traditional solutions;

•	Property and Casualty – offering traditional property catastrophe and aviation as well as specialized non-traditional retrocession for Property and Casualty reinsurers; and

•	International Group Program (“IGP”) – offering group life, health and pension products and services to multinational clients for their local national and globally mobile employees. This line of business was acquired as part of the John Hancock merger.
The Company is no longer writing any new business within the Accident line.
In 2004, Reinsurance Division contributed nine per cent of the Company’s shareholders’ net income, two per cent of premiums and deposits and as at December 31, 2004, accounted for one per cent of the Company’s funds under management.
Financial Performance
Reinsurance Division’s net income increased to $232 million in 2004 from $216 million in 2003 despite the unfavourable impact of the weakened U.S. dollar. On a U.S. dollar basis, earnings increased by 15 per cent reflecting favourable mortality experience in Life Reinsurance, the impact of solid equity market performance on segregated fund guarantees, as well as the addition of John Hancock’s IGP business.
The following Statements of Operations present Reinsurance Division results on both a Canadian dollar and U.S. dollar basis.
Summary Statements of Operations

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002
Premium income	$982	$736	$1,063	$756	$527	$678
Net investment income	187	219	222	145	156	142
Other revenue	36	44	43	28	32	27
Total revenue	$1,205	$999	$1,328	$929	$715	$847
Policyholder benefits	$810	$642	$1,003	$624	$459	$640
General expenses and commissions	70	68	79	54	49	50
Other	10	10	8	8	7	5
Total policyholder benefits and expenses	$890	$720	$1,090	$686	$515	$695
Income before income taxes	$315	$279	$238	$243	$200	$152
Income taxes	(83)	(63)	(54)	(64)	(45)	(35)
Net income attributed to shareholders	$232	$216	$184	$179	$155	$117
Management’s Discussion and Analysis       59

Premium Income
Premium income increased by 33 per cent to $982 million in 2004 from $736 million in 2003. On a U.S. dollar basis, premiums increased by 43 per cent to $756 million in 2004 from $527 million in 2003. The new IGP business contributed very favourably to the Division’s increase in premiums over 2003. Property and Casualty Reinsurance premiums decreased as a result of certain contracts that were not renewed during the period.
The premiums table presents Reinsurance Division results on both a Canadian dollar and U.S. dollar basis.
Premiums

	Canadian $			U.S. $
For the years ended December 31
(In $ millions)	2004	2003	2002	2004	2003	2002
Life reinsurance	$466	$454	$519	$357	$325	$331
Property and Casualty reinsurance	180	282	544	138	202	347
International Group Program reinsurance	336	—	—	261	—	—
Total premiums	$982	$736	$1,063	$756	$527	$678

Moving Forward
Reinsurance Division’s primary goal is to maintain its leadership position within its markets. As a wholesaler of risk, Reinsurance Division has a unique business model whereby it seeks to opportunistically capitalize on businesses within its realm of expertise and risk tolerance level. The Company’s strong balance sheet allows the Division to take on certain highly profitable risks that only a few reinsurers are capable of accepting.
In 2005, as a result of consolidation within the industry, new business volumes on both life retrocession and the structured line of business are expected to be lower relative to 2004. However, the Division will continue with its strategy of pursuing one-off opportunities with appropriate risk profiles that provide attractive returns.
Property and Casualty Reinsurance has established its market position as a leader in providing property catastrophe coverage to the professional reinsurers of the world. The Division plans on maintaining and enhancing its position as a niche player and will selectively accept additional risk where it finds attractive opportunities that meet its underwriting and risk/return standards.
IGP’s objective is to maintain its dominant position in the North American market and to continue to grow market share in Europe and Asia while maintaining the profitability of the business.
60      MFC 2004 Annual Report

Guaranteed and Structured Financial Products Division
Guaranteed and Structured Financial Products (“G&SFP”) Division offers a variety of specialized products and services to U.S. based qualified defined benefit and defined contribution retirement plans as well as other U.S. and international investors, both retail and institutional in nature. The in force business is predominantly from institutional markets, whereas the focus for new business in 2004 was in retail markets with such products as SignatureNotes, structured settlements and immediate fixed annuities. This shift in product mix during the past year was made as G&SFP sought to diversify the Division’s offerings into retail markets where margins are wider and the Company’s strong brand and consumer awareness can be leveraged.
Manulife Financial acquired the G&SFP business during 2004 as part of the merger with John Hancock. In 2004, G&SFP Division contributed eight per cent of the Company’s shareholders’ net income, two per cent of total premiums and deposits and as at December 31, 2004, accounted for 12 per cent of the Company’s funds under management.
Financial Performance
G&SFP Division’s net income was $212 million for the period from acquisition to December 31, 2004.
The following Summary Statements of Operations present G&SFP Division results on both a Canadian dollar and U.S. dollar basis.
Summary Statements of Operations

For the year ended December 31, 2004
(In $ millions)	Canadian $	U.S. $

Premium income	$1,056	$819
Net investment income	1,276	991
Other revenue	17	13

Total revenue	$2,349	$1,823

Policyholder benefits	$1,887	$1,464
General expenses and commissions	56	43
Other	100	78

Total policyholder benefits and expenses	$2,043	$1,585

Income before income taxes	$306	$238
Income taxes	(94)	(73)

Net income attributed to shareholders	$212	$165

Premiums and Deposits
Premiums and deposits of $1.1 billion were mostly attributable to sales of retail products as well as deposits received into existing fund-type contracts. Premiums and deposits exclude deposits for SignatureNotes of $545 million as they have similar characteristics to banking deposits which are not recorded as premiums and deposits.
The following premiums and deposits table presents G&SFP Division results on both a Canadian dollar and U.S. dollar basis.
Premiums and Deposits

For the year ended December 31, 2004
(In $ millions)	Canadian $	U.S. $

Premiums	$1,056	$819
Segregated fund deposits	31	26

Total premiums and deposits	$1,087	$845

Funds Under Management
Since April 28, 2004, funds under management have declined as scheduled maturities of institutional funds outpaced sales during the period. As a result of historically tight market spreads and strict adherence to the Company’s pricing discipline, G&SFP curtailed sales of some institutional products and dramatically reduced sales of other products. Funds under management of $40.3 billion were down $8.8 billion, or 18 per cent. Excluding the impact of the strengthened Canadian dollar, funds under management were down seven per cent.
Management’s Discussion and Analysis       61

The following funds under management table presents G&SFP Division results on both a Canadian dollar and U.S. dollar basis.
Funds Under Management

As at December 31, 2004
(In $ millions)	Canadian $	U.S. $

General fund	$35,302	$29,330
Segregated funds	4,965	4,125

Total funds under management	$40,267	$33,455

Moving Forward
Effective 2005, G&SFP Division will become part of the U.S. Wealth Management organization. This organizational change reflects G&SFP’s increasing focus on retail-oriented products and will enable them to better leverage the strong distribution relationships of U.S. Wealth Management with G&SFP’s strong product development, risk management and immediate annuity servicing capabilities. The expansion of G&SFP’s product development efforts towards the retail market reflects the desire to capitalize on demographic changes in the marketplace and leverage the John Hancock brand.
62      MFC 2004 Annual Report

Investment Division
Manulife Financial’s Investment Division, operating as MFC Global Investment Management (“MFC Global”), manages assets for the Company’s general fund and for external third party retail and institutional clients through a variety of products and distribution channels.
The Operations
MFC Global manages a broad range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and farmland, and structured products. Additionally, MFC Global has a physical presence in key financial centers around the world, totaling 40 offices in the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong, and throughout Southeast Asia.
General Fund Assets
As a result of the merger with John Hancock in April, MFC’s general fund invested assets increased substantially to $169.1 billion as at December 31, 2004 from $74.5 billion as at December 31, 2003. Both John Hancock and Manulife use a “bottom-up” approach to asset allocation, determining the duration and asset mix appropriate for the nature of each major liability segment independently. As a result of different liability mixes and investing styles, the nature of the asset portfolios differs significantly. The following table shows a comparison of the combined asset mix relative to Manulife alone from the prior period.
General Fund Assets

	2004		2003

As at December 31	Carrying	%	Carrying	%
(Canadian $ in millions unless otherwise stated)	value	of total	value	of total

Bonds	$106,612	63	$42,216	57
Mortgages	28,684	17	10,401	14
Stocks	7,805	4	5,866	8
Real estate	4,669	3	3,962	5
Policy loans	6,743	4	4,348	6
Cash and short-term investments	8,517	5	5,877	8
Bank loans	1,391	1	934	1
Other investments	4,721	3	861	1

Total invested assets	$169,142	100	$74,465	100

Bonds
The Company’s bond portfolio represented 63 per cent of invested assets as at December 31, 2004. Historically, Manulife had focused its fixed income activities on highly-rated public bonds whereas John Hancock had a much larger percentage invested in private debt and has also been a more active buyer of securitized products. As a result of the combination, the Company enjoys a highly diversified mix of fixed income holdings. This portfolio is diversified by sector as well as by industry and issuer, with increases in Securitized and Utilities and decreases in Government and agency and Financial sectors. As at December 31, 2004, 94 per cent of the portfolio was invested in investment grade rated securities (BBB and higher).
Management’s Discussion and Analysis       63

The following table shows the distribution of the bond portfolio by sector and industry.
Bonds

	2004			2003

As at December 31			%			%
(Canadian $ in millions unless otherwise stated)	Carrying	% of	Investment	Carrying	% of	Investment
	value	total	grade	value	total	grade

Government and agency	$25,750	24	99	$17,315	41	99
Financial	19,622	18	97	10,067	24	98
Telecommunications	3,769	4	90	2,326	5	83
Utilities	14,604	14	87	3,693	9	96
Energy	6,802	6	90	2,175	5	94
Industrial	7,020	7	89	1,545	4	94
Securitized (ABS/MBS)	11,945	11	99	488	1	99
Consumer (non-cyclical)	6,193	6	91	1,907	4	94
Consumer (cyclical)	3,686	4	85	1,104	3	82
Basic materials	4,310	4	85	396	1	81
Technology	299	–	93	278	1	89
Media and Internet	2,216	2	88	814	2	82
Other	396	–	97	108	–	86

Total	$106,612	100	94	$42,216	100	96

Mortgages and Real Estate
As at December 31, 2004, mortgages represented 17 per cent of invested assets with 39 per cent of the mortgage portfolio in Canada and 61 per cent in the United States. Commercial mortgages accounted for 82 per cent of total mortgages. Predominately composed of first mortgages, the portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented nine per cent of the total mortgage portfolio, offering an excellent risk-adjusted return. All mortgages are secured by real properties.
As at December 31, 2004, three per cent of the Company’s invested assets were held in real estate. The portfolio is focused on high quality office buildings located in superior downtown and large suburban markets across North America and Japan. The portfolio has been managed such that the Company has been able to deliver occupancy rates that are consistently higher than industry average. The portfolio is also diversified by geographic region and property type, with 55 per cent located in the United States, 36 per cent in Canada and nine per cent in Asia. Commercial office properties represented 73 per cent of the portfolio, with the remainder shared among industrial, retail, residential and other property types.
Stocks
As at December 31, 2004, stocks represented four per cent of invested assets. The portfolio consists primarily of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2004, the stock portfolio was invested 34 per cent in U.S. issuers, 37 per cent in Canadian issuers, 22 per cent in Asian issuers and seven per cent in other issuers.
Other Investments
Other investments include unconsolidated joint ventures, partnerships, funds, limited liability corporations, leases, subordinated debt of life insurance companies and oil and gas holdings. Other investments also includes various types of derivative instruments including interest rate and currency swaps, interest rate caps and floors, swaptions and futures used to hedge and manage the Company’s exposure to changes in interest rates, foreign exchange rates and equity market prices.
64      MFC 2004 Annual Report

Third Party Assets
Separate from the General Fund, MFC Global manages a significant book of assets on behalf of clients of the Company’s operating divisions and institutional clients.
Third Party Assets

				Change
As at December 31
(Canadian $ in millions unless otherwise stated)		2004	2003	$	%

Managed on behalf of:
	Operating division clients	$28,027	$16,520	$11,507	70%
	Institutional clients	24,055	4,544	19,511	429%

Total		$52,082	$21,064	$31,018	147%

Assets under management increased by $31.0 billion or 147 per cent during the year ended December 31, 2004. Of this total increase, $28.6 billion or 92 per cent is a direct result of the merger with John Hancock, and the remaining $2.4 billion or eight per cent is attributable to growth in pre-merger assets.
Moving Forward
Consistently achieving superior investment returns and significantly growing the investment management business remain the two primary goals of Investment Operations. Going forward, the challenge will be maintaining high returns in investment grade assets in an environment characterized by tight spreads, low interest rates and highly priced assets.
With the addition of John Hancock, MFC Global has become a significant investment manager with approximately 2,000 employees, including 300 investment professionals. MFC Global’s unique portfolio of non-traditional assets results in enhanced yields, diversifies risk and provides a competitive advantage. Going forward, the group will continue to leverage the resulting distribution network, expanded expertise and significant scale to aggressively grow the business.
Management’s Discussion and Analysis       65

Risk Management
Overview
MFC is in the business of taking risks to generate profitable growth. How effectively these risks are managed is critically important to meeting expectations of shareholders, customers and regulators, and to safeguarding reputation and capital. The fundamental objective of MFC’s risk management program, therefore, is to support shareholder value growth while ensuring commitments to customers are met and reputation and capital are protected. This is achieved by employing an enterprise level framework that guides all risk-taking activities globally, ensuring they are aligned with corporate philosophy: taking risks that are prudent in relation to capital strength, that meet corporate ethical standards, that are diversified across risk types, businesses and geographies, and for which appropriate compensation is earned.
MFC’s enterprise risk management framework is built around four cornerstones: comprehensive risk governance; effective risk management processes; rigorous exposure measurement; and disciplined risk limit management. Continuous investment is being made in the tools, processes and professionals employed in all aspects of risk measurement and management as the external environment shifts and business operations broaden.
Risk Governance
Sound business decisions require a strong risk culture, and a well-informed executive management and Board of Directors. The Audit and Risk Management Committee of MFC’s Board of Directors, along with the Conduct Review and Ethics Committee, oversees global risk management. These Board committees approve and monitor compliance with all key risk policies and limits, and regularly review with management trends in material risk exposures, major risk-taking activities, and the ongoing effectiveness of risk management practices.
MFC’s Chief Executive Officer (“CEO”) and a top tier of executive risk oversight committees set the overall risk appetite, and influence and communicate the Company’s risk culture across global operations. The committees shape risk policy, monitor material risk exposures, guide risk-taking activity and champion strategic risk management priorities throughout the organization.
Executive risk oversight committees include:

Business units across the organization own and take accountability for the risks assumed within their operations. Business unit general managers are responsible for ensuring business strategies align with corporate risk philosophy and culture, and for managing both risk and return on risk-based allocated capital within corporate policy and limits.
Corporate Risk Management maintains the comprehensive enterprise risk management framework, monitors and reports on enterprise wide risk exposures, and proactively partners with other corporate areas and business units in employing analytic techniques to appropriately assess and allocate risk-based capital, and to optimize risk and return profiles. The group also drives the development and introduction of new risk measurement and management techniques and processes throughout the organization.
Internal Audit independently assesses the effectiveness of risk management policies and internal controls, and oversees the risk and control self-assessment program globally. Global Compliance independently assesses the effectiveness of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks. The Chief Actuary independently opines on the adequacy of actuarial liabilities, oversees regulatory capital adequacy reporting and performs the Dynamic Capital Adequacy Testing, a stress analysis required by regulators incorporating extreme but plausible scenarios.
66      MFC 2004 Annual Report

Risk Management Processes
Sound decision making requires that all potential new business initiatives, acquisitions, product offerings and investments are evaluated on a directly comparable risk-adjusted basis and that all risk exposures are identified, assessed and managed using a common set of standards and guidelines. MFC’s enterprise risk management framework establishes global standards and guidelines for risk management and, in concert with its risk and capital management framework, establishes standards for risk-adjusted return measurement. The comprehensive risk-specific management programs encompass:

•	Establishment, approval and maintenance of policies and limits;

•	Clear delineation of risk management accountabilities across the organization;

•	Specific delegation of authorities related to risk-taking activities;

•	Processes for risk identification, assessment, monitoring, reporting and escalation;

•	Standards for risk exposure measurement; and

•	Strategies for risk control and mitigation.
A comprehensive report of risk exposures, incorporating both qualitative and quantitative assessments, is reviewed with the Corporate Risk Management Committee and the Audit and Risk Management Committee quarterly, following a formal risk identification and assessment process. In addition, the results of internal audits of risk controls and risk management programs are independently reported to the Audit and Risk Management Committee, and the results of the Dynamic Capital Adequacy Testing are reported to the Board of Directors.
Risk Measurement
MFC is exposed to a variety of risks through its diverse business activities. These risks are a blend of strategic risks, financial risks including product, credit, asset liability and market risks, and general operational risks. They can result in a combination of direct financial loss, damage to reputation, or inability to conduct business or service customers, all of which can impact shareholder value.
Individual quantitative measures are used to assess risk exposures related to various financial and operational risks. Risk measurement methodologies range from simple key risk indicators to stress testing to sophisticated stochastic scenario modeling of potential capital at risk. Strong controls are in place over the development, implementation and application of the stochastic scenario models employed. Currently, MFC evaluates its risk-based capital using a combination of Minimum Continuing Capital and Surplus Requirements (“MCCSR”), the risk-based capital required by its primary regulator, the Office of the Superintendent of Financial Institutions, and internally developed economic capital. Economic capital measures the amount of common equity needed to support risks, covering potential extreme losses that could occur, with a confidence expected for a company with MFC’s financial strength ratings. Economic capital is in the process of being introduced internally across the organization. The Company allocates capital to its businesses based on a combination of MCCSR, local regulatory requirements in jurisdictions outside of Canada and economic capital. Risk-adjusted performance is monitored based on allocated capital.
Risk Limit Management
MFC’s risk-taking activities are managed against an overall capacity for assuming risk, established based on the risk tolerances of the Board of Directors and executive management, reflecting the Company’s financial condition. This overall capacity is defined in terms of local regulatory ratios for its key operating subsidiaries and the consolidated ratio of its available capital to its risk-based allocated capital. MFC targets an MCCSR ratio of 180 to 220 per cent for its primary Canadian operating subsidiary and an NAIC RBC ratio of 275 to 325 per cent for its U.S. operating subsidiaries. In addition, to manage its risk profile and limit exposure to specific risks, MFC manages risk exposures against enterprise-wide limits established for various financial risks, based on risk-specific exposure measures. MFC’s risk profile is well diversified across risks, as shown by the composition of the Company’s risk-based allocated capital.
Allocated Capital by Risk

Management’s Discussion and Analysis       67

Strategic Risk
Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.
Managing strategic risk effectively is critical to delivering shareholder value growth. The CEO and Executive Committee set overall strategies that are approved by the Board of Directors, and have accountability to manage the risks embedded in these strategies. They are supported by a number of important processes:

•	Strategic planning that is integrated with risk assessments and reviewed with the Board of Directors;

•	Detailed business planning executed by local divisional executive management;

•	Capital attribution and allocation that ensure a consistent decision making framework across the organization;

•	Periodic reviews of operational performance of all businesses with the CEO and the Board of Directors; and

•	Review and approval of all acquisitions and divestitures by the CEO and Board of Directors.
Product Risk
Product risk is the risk of loss due to actual experience emerging differently than assumed when the product was designed and priced, as a result of investment returns, expenses, taxes, mortality and morbidity claims, and policyholder behaviour.
The Product Risk Committee oversees product risk management policies and processes. Within the broad framework set out by the Product Design and Pricing Policy approved by the Audit and Risk Management Committee, it sets global product design and pricing standards and guidelines designed to ensure all aspects of product offerings align with corporate risk philosophy. These cover:

•	product design features

•	use of reinsurance

•	pricing models and software

•	risk-based capital allocations

•	target profit objectives

•	pricing methods and assumption setting

•	stochastic and stress scenario analyses

•	required documentation

•	approval processes

•	experience monitoring programs
Designated pricing officers in each business unit are accountable for all pricing activities. The general manager and chief financial officer of each business unit, as well as Corporate Risk Management, approve the design and pricing of each product, ensuring corporate standards are met. The Chief Risk Officer approves the introduction, or modification, of any product and related reinsurance treaty that introduces material changes in product design or risk exposure. The Chief Actuary approves all valuation methods and assumptions and approves all reinsurance treaties related to business in force. Annual risk and compliance self-assessments and periodic internal audits are performed for all businesses to ensure compliance with standards.
Underwriting and claims risks are key components of product risk. A global underwriting manual is utilized by all businesses ensuring underwriting practices are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. Periodic reviews of business unit practices ensure compliance with standards.
Fluctuations in claims experience may result in losses. As at December 31, 2004, actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $102 million. Enterprise-wide, this aggregate claims exposure is mitigated as a result of operating internationally and insuring a wide range of non-correlated risk events, reducing the likelihood of high aggregate claims rates.
Exposure to claims concentrations is further mitigated through the use of geographical aggregate retention limits for certain covers and through the purchase of catastrophe reinsurance for life, health and disability insurance worldwide. MFC’s catastrophe reinsurance covers losses in excess of U.S. $50 million, up to U.S. $150 million (U.S. $100 million for Japan). In addition to accidents and natural catastrophes, it provides full cover for losses due to all terrorist activities in Canada, where the concentrations are highest, and restricted cover for losses due to terrorist activities in other parts of the world.
Exposure to individual large claims is mitigated through established retention limits per insured life varying by market and jurisdiction. Coverage in excess of these limits is reinsured with other companies. MFC’s current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units with lower limits applying in some markets and jurisdictions.
68      MFC 2004 Annual Report

Credit Risk
Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.
MFC’s Credit Committee establishes and oversees implementation of policies and processes to manage credit risk. The committee sets out objectives related to the overall quality and diversification of the investment portfolio and establishes criteria for the selection of counterparties and intermediaries. The policies establish exposure limits by borrower or issuer, corporate connection, quality rating, industry, and geographic region. Corporate connection limits vary according to internal risk rating.
All credit-granting units within the Company have a defined evaluation process that provides an objective assessment of credit proposals. Borrowers are assigned an internal risk rating based on a detailed examination of the organization, including business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. Internal ratings are assessed and updated on a regular basis and are based on a standardized 22-point scale consistent with those of external rating agencies.
Delegated credit approval authorities are established and approved by the Credit Committee and Audit and Risk Management Committee. Credit decisions are made on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to internal risk rating. All major credit decisions are referred to the Credit Committee for approval. The largest credits are referred to the CEO for approval and, in certain cases, to the Board of Directors.
Distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A”, are in place. For a derivative counterparty, derivative exposure is measured as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and a provision for future exposure. Reinsurance counterparty exposure measures reflect both current exposures and potential future exposures. All reinsurance counterparties are required to meet minimum credit-rating criteria.
Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, corrective actions taken. Prompt identification of problem credits is a key objective. A centralized list of problem and potential problem credits is maintained by Corporate Risk Management, which provides an independent credit risk oversight function. The Credit Committee reviews credits on the list regularly, and provides direction where appropriate. Corporate Risk Management and Internal Audit perform periodic internal audits of all credit-granting units to ensure compliance with credit policies and processes.
An allowance for losses on invested assets is established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. The carrying value of an impaired asset is reduced to estimated net realizable value at the time of recognition of impairment. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required. However, MFC remains conservatively provisioned for credit losses overall and the level of impaired assets continues to be very low.
Actuarial liabilities also include general provisions for credit losses from future asset impairments. These are set conservatively, taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default rates and, to a lesser extent, deterioration in credit ratings of borrowers, may result in losses, if actual rates exceed expected rates. As at December 31, 2004, credit loss rates over the next year exceeding the rates provided for in actuarial reserves by 25 per cent would reduce net income by $53 million.
A variety of aggregate credit risk exposure measures are monitored regularly and reported to the Audit and Risk Management Committee, as shown in the following table.
Credit Risk Measures

As at December 31
(Canadian $ in millions unless otherwise stated)	2004	2003

Net impaired assets	$476	$139
Net impaired assets as a per cent of total invested assets	0.28%	0.19%
Allowance for impairment	$214	$230
Provision for future credit losses included in actuarial liabilities(1)	$3,531	$1,574
Performing assets coverage ratio(2)	2.81%	4.10%
Impaired assets coverage ratio(3)	543%	489%

(1)	Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,076 million as at December 31, 2004.
(2)	Performing assets coverage ratio is calculated as allowance for impairment and provision for future credit losses included in actuarial liabilities less gross impaired assets, as a per cent of total mortgages and non-government bonds less gross impaired assets.
(3)	Impaired assets coverage ratio is calculated as allowance for impairment and provision for future credit losses included in actuarial liabilities, as a per cent of gross impaired assets.
Management’s Discussion and Analysis       69

Asset Liability and Market Risk
Asset liability and market risk is the risk of loss resulting from market price volatility, interest rate changes, adverse movements in foreign currency rates, and from not having access to sufficient funds to meet both expected liabilities and unexpected cash demands.
MFC’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees implementation of policies and processes related to the management of a variety of risks inherent in generating the investment returns required to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include asset allocation, interest rate changes, and price volatility of non-fixed income investments, such as equities, real estate, oil and gas and timber investments. The committee also oversees the management of liquidity and foreign exchange risks.
Global investment policies, approved by the Audit and Risk Management Committee, establish enterprise-wide and portfolio level targets and limits as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support. Actual investment positions and risk exposures are monitored regularly. The positions and exposures are reported to the Global Asset Liability Committee monthly and to the Corporate Risk Management Committee and Audit and Risk Management Committee quarterly.
Segmentation and Investment Strategy Product liabilities are segmented into groups with similar characteristics and are each supported by unique portfolios of investments. Investment policies and goals are established for each asset segment and set out target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products supported. These policies and goals encompass asset mix, quality rating, duration and cash flow profile, liquidity, currency mix and industry concentration targets, as well as portfolio management styles such as active or indexed for equities and buy-and-hold or actively traded for public bonds. Governing business unit asset liability committees and the Global Asset Liability Committee approve the investment policies and goals.
Wealth management products that are primarily short to medium term obligations and offer interest rate guarantees for specified terms on single premiums are supported predominantly by fixed income assets, such as public bonds, private debt and mortgages. The cash flow profile of the fixed income assets is set to closely match the profile of the liabilities supported. Payout annuities have no surrender options and include predictable and very long-dated obligations. These are supported by a component of non-fixed income assets managed for total return in addition to fixed income assets. Insurance products, with recurring premiums extending many years in the future also include a significant component of very long-dated obligations. These obligations are also supported by a combination of non-fixed income assets managed for total return and fixed income assets.
Utilizing non-fixed income assets to support certain products is intended to enhance long-term investment returns and reduce aggregate risk through diversification. Target investment strategies are established using sophisticated portfolio analysis techniques to optimize long-term investment returns while considering the risks related to embedded product guarantees and policyholder withdrawal options, the impact of regulatory and economic capital requirements and management tolerances with respect to short-term income volatility and long-term tail risk exposure. For certain products such as participating insurance, universal life insurance and U.S. fixed annuities, the investment performance of assets supporting the liabilities will be largely passed through to policyholders as changes in the amounts of dividends declared or rates of interest credited, subject to embedded minimum guarantees.
Derivatives, including foreign exchange contracts, interest rate and cross currency swaps, forward rate agreements and options, are incorporated into investment strategies where appropriate to manage interest rate, foreign currency risk and equity risk. The risks associated with the use of derivatives are mitigated by established risk management policies and processes including specific limits on the size of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies by Corporate Risk Management.
Investment Return Risk Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities and is driven by the mix of assets supporting liabilities, market influences including interest rate changes and price volatility of non-fixed income investments, as well as the nature of guarantees and policyholder options embedded in the products. The principal components of investment return risk within the Company’s general account are the uncertainty related to returns achievable on both fixed income and non-fixed income investments to be made in the future as recurring premiums are received, and the impact of mismatches between the timing and amount of current assets and the liabilities they support.
Interest rate risk management programs for each product segment are designed to keep potential losses within acceptable limits, with interest rate risk exposure limits approved by the Audit and Risk Management Committee. Interest rate risk management policies and procedures, including delegated trading authorities and accountabilities for managing and monitoring interest rate risk, are clearly defined. Target asset durations or cash flow profiles are established to minimize interest rate risk exposure. Portfolio managers maintain interest rate risk positions within prescribed limits. Asset duration and cash flow targets are reviewed and modified with a frequency ranging from daily to annual, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. Actual asset positions are monitored against targets and rebalanced with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in assets and liabilities.
70      MFC 2004 Annual Report

Interest rate risk exposures are evaluated using a variety of techniques, depending on the nature of the assets and liabilities, primarily based on projected cash flows under a variety of future interest rate scenarios. These measures include cash flow gaps, durations, key rate durations, convexity, and earnings and shareholders’ economic value at risk based on stochastic or specific stress scenarios.
Market price risk is driven by fluctuations in market values of direct equity and real estate holdings, and to a lesser extent, oil and gas and timberland holdings, that may impact returns on assets, as well as fluctuations in the market values of variable product and mutual fund equity holdings, and to a lesser extent bond holdings, that may impact fee income and costs associated with variable product investment-related guarantees. Investment-related guarantees include death, maturity, income and withdrawal guarantees on variable products and segregated funds.
Market price risk related to direct holdings is mitigated by investing in a diversified basket of non-fixed income investments comprising public equities, commercial real estate, private equity, timberlands, agricultural lands and oil and gas. Total non-fixed income holdings are managed against an established aggregate limit, representing a small proportion of total assets. Public equity holdings are diversified and managed against established targets and limits by industry type and corporate connection. Commercial real estate holdings are diversified and managed against established limits by property type. Allocations to non-fixed income assets are managed proactively, reflecting management’s risk preferences.
Equity risk exposures are managed against enterprise-wide limits approved by the Corporate Risk Management Committee and Board of Directors. These limits cover equity risk arising from variable product investment-related guarantees, market-based fees and direct equity investments. New product development is managed against established equity related economic capital targets. Reinsurance is employed to transfer equity related investment-guarantee risk where appropriate, subject to established counterparty risk management policies. Capital market strategies to hedge equity risk are utilized where effective. Equity risk exposures based on earnings and shareholders’ economic value at risk for specific stress scenarios and economic capital based on stochastic scenario modeling are monitored and reported quarterly.
One measure of investment return risk exposure is the sensitivity of shareholders’ economic value to market influences including changes in interest rates and price volatility of non-fixed income assets. Shareholders’ economic value is calculated as the net present value of cash flows related to current assets, recurring premiums to be received and product obligations to be paid, discounted at market yields and adjusted for tax.
Exposures for Assets in the Shareholders’ Equity Account The following table shows the impact of an immediate and permanent parallel shift of one per cent in interest rates at all maturities across all markets, as well as the impact of an immediate ten per cent decline in the market value of equities and real estate, on shareholders’ economic value arising from assets held in the shareholders’ equity account.
Impact on Shareholders’ Economic Value Arising From Assets in the Shareholders’ Equity Account

As at December 31
(Canadian $ in millions)	2004	2003

One per cent increase in interest rates	$(316)	$(229)
One per cent decrease in interest rates	$374	$266
Ten per cent decline in equity and real estate market values	$(161)	$(165)

Exposures for General Account Wealth Management Business The following table shows the impact of an immediate and permanent parallel shift of one per cent in interest rates at all maturities across all markets, as well as the impact of an immediate ten per cent decline in the market value of equities and real estate on shareholders’ economic value, arising from general account wealth management business excluding the business acquired upon the merger with John Hancock.
Impact on Shareholders’ Economic Value Arising From Pre-Merger Wealth Management Business

As at December 31
(Canadian $ in millions)	2004	2003

One per cent increase in interest rates	$(4)	$17
One per cent decrease in interest rates	$7	$(20)
Ten per cent decline in equity and real estate market values	$(23)	$(24)

MFC acquired a new block of wealth management business upon the merger with John Hancock. The potential impact on shareholders’ economic value arising from the acquired business as a result of an immediate and permanent one per cent increase in interest rates at all maturities as at December 31, 2004 was an increase of $64 million. The potential impact on shareholders’ economic value as a result of an immediate and permanent one per cent decrease in interest rates at all maturities as at December 31, 2004 was a decrease of $74 million. The potential impact on shareholders’ economic value as a result of an immediate ten per cent decline in equity and real estate market values as at December 31, 2004 was a decrease of $4 million.
Exposures for General Account Insurance Business The following table shows the impact of an immediate and permanent one per cent change in interest rates and an immediate ten per cent decline in equity and real estate market values on shareholders’ economic value arising from general account insurance business excluding the business acquired from John Hancock.
Management’s Discussion and Analysis       71

Impact on Shareholders’ Economic Value Arising From Pre-Merger Insurance Business

As at December 31
(Canadian $ in millions)	2004	2003

One per cent increase in interest rates	$135	$154
One per cent decrease in interest rates	$(295)	$(277)
Ten per cent decline in equity and real estate market values	$(190)	$(202)

MFC acquired a new block of life insurance business upon the merger with John Hancock. Investment return risk arises on this business primarily as a result of minimum crediting guarantees embedded in certain of this business and due to the uncertainty related to returns achievable on investments to be made in the future when recurring premiums are received. The potential impact on shareholders’ economic value, arising from this acquired business, as a result of an immediate and permanent one per cent increase in interest rates at all maturities as at December 31, 2004 was an increase of $150 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate and permanent one per cent decrease in interest rates at all maturities as at December 31, 2004 was a decrease of $423 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate ten per cent decline in equity and real estate market values as at December 31, 2004 was a decrease of $4 million.
MFC also acquired long-term care business upon the merger with John Hancock. Investment return risk arises on this business primarily due to the uncertainty related to returns achievable on investments to be made in the future when recurring premiums are received. Premiums are expected to exceed claim payments for approximately twenty years into the future and no surrender payments are made on policy lapse. MFC has established a target investment strategy consisting of a blend of long maturity bonds and a material component of non-fixed income assets to support the significant long-dated obligations inherent in this business. Management is in the process of repositioning current assets towards this target investment strategy, including replacing fixed income assets with non-fixed income assets. Management intends to invest future net cash flows pursuant to this target investment strategy and intends to proactively manage investment allocations between fixed income and non-fixed income assets. Given the current low level of interest rates, management has chosen not to lock in the currently available yields on future fixed income investments. As a result, economic losses could arise should the investment returns earned in the future on the portfolio of assets supporting this business be less than the six to seven per cent assumed in the pricing of this business. Actuarial reserves established as at December 31, 2004, as prescribed by the Canadian Asset Liability Method, were sufficient to provide for these liabilities, assuming future interest rates decline gradually from the current levels stabilizing at five per cent.
The potential impact on shareholders’ economic value arising from the acquired long-term care business, as a result of an immediate and permanent one per cent increase in interest rates at all maturities as at December 31, 2004 was an increase of $552 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate and permanent one per cent decrease in interest rates at all maturities as at December 31, 2004 was a decrease of $889 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate ten per cent decline in equity and real estate market values as at December 31, 2004 was a decrease of $20 million.
Exposures for Variable Products and Other Managed Assets The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate ten per cent decline in the market value of equity and bond funds.
Impact on Shareholders’ Economic Value of a Ten Per Cent Decline in Market Values of Variable Product and Other Managed Assets

As at December 31
(Canadian $ in millions)	2004	2003

Market-based fees	$(411)	$(213)
Variable product guarantees	$(204)	$(99)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.
Variable Annuity and Segregated Fund Investment-Related Guarantees

	2004			2003

			Expected			Expected
As at December 31	Fund	Amount	guarantee	Fund	Amount	guarantee
(Canadian $ in millions)	value(2)	at risk(2)	cost(3)	value(2)	at risk(2)	cost(3)

Maturity/income benefits	$18,798	$915		$9,306	$745
Death benefits(1)	16,866	2,047		6,811	1,851

Total	$35,664	$2,962	$(475)	$16,117	$2,596	$(166)

(1)	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.
(2)	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured.
(3)	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.
72      MFC 2004 Annual Report

The reported amount at risk represents a theoretical value only as it is not currently payable. Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The Company calculates the present value of projected future guaranteed benefit payments, net of reinsurance and net of fee income allocated to support the guarantees, based on a set of stochastic investment return scenarios, and considering future mortality, policy termination, and annuitization rates. The expected guarantee cost represents the average of this present value across all investment return scenarios modeled, and was negative as at December 31, 2004 and December 31, 2003, meaning that fee income allocated is expected to exceed claims costs.
The Company holds actuarial liabilities for guaranteed benefit payments related to variable annuities and segregated funds calculated as the present value of the projected guaranteed benefit payments, net of reinsurance and net of fee income allocated to support the guarantees, based on the same set of stochastic investment return scenarios, as described above for the expected guarantee cost. The actuarial liabilities held must fall in a confidence range defined by the most adverse forty per cent to the most adverse twenty per cent of the stochastic investment return scenarios. As at December 31, 2004 and December 31, 2003, actuarial liabilities held for these guaranteed benefit payments were $600 million and $532 million respectively, exceeding both the minimum requirement and the expected guarantee cost. While determined based on stochastic scenarios, in aggregate, the actuarial liabilities held as at December 31, 2004 were adequate to fund the projected guaranteed benefit payments across all businesses as long as future long term equity returns, including dividends, average at least three per cent across all businesses with such guarantees.
Foreign Currency Risk Adverse movements in foreign exchange rates may result in losses if assets and liabilities are not matched by currency. MFC has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate this exposure. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, shareholders’ equity is also generally currency matched to the liabilities it supports, up to target capital levels. MFC’s reported Canadian dollar income and shareholders’ equity may be exposed to losses resulting from adverse movements in foreign exchange rates due to the fact that it manages operations globally in many currencies, most notably U.S. dollars. A significant portion of shareholders’ equity in excess of target capital levels is held in Canadian dollars to mitigate the impact of changes in foreign exchange rates on shareholders’ equity.
Value at Risk exposure relative to the policy position of matching the currency of its equity, up to target capital levels, with the currency of its liabilities is monitored regularly against established limits. The Value at Risk model is based on the industry-accepted J.P. Morgan Risk Metrics methodology. The sensitivity of net income and shareholders’ equity to changes in foreign exchange rates is monitored regularly and reported to the Global Asset Liability Committee, Corporate Risk Management Committee and Audit and Risk Management Committee quarterly. A one per cent increase in the Canadian dollar relative to the U.S. dollar would have reduced shareholders’ equity by $157 million as at December 31, 2004 and $49 million as at December 31, 2003. As at December 31, 2004 and December 31, 2003 the same change in foreign exchange rates would reduce net income over the next year by $20 million and $9 million, respectively.
Liquidity Risk Global liquidity management policies and procedures are designed to ensure that adequate liquidity is available to MFC and all its local operations. Products are designed taking into account the risk related to unexpected liquidity demands as a result of policyholder termination features. Investment strategies are established and implemented to ensure adequate levels of marketable investments are held. Access is maintained to other sources of liquidity such as commercial paper funding and committed standby bank credit facilities. Operating liquidity is monitored in local operations as well as centrally, with daily forecasting and monitoring of actual cash movements to ensure liquidity is available and cash is employed optimally.
Global operating and strategic liquidity are managed against established minimum levels. Minimum operating liquidity is set as the level of one month’s operating cash outflows. Strategic liquidity is measured using an industry-accepted model under both immediate (within one month) and ongoing (within one year) stress scenarios. Under this model, adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks discounted to reflect convertibility to cash, net of maturing debt obligations. Under the model, actuarial liabilities are adjusted to reflect their potential for withdrawal. MFC’s policy is to maintain adjusted liquid assets at a level well above adjusted actuarial liabilities.
Strategic Liquidity

		2004		2003

As at December 31	Immediate	Ongoing	Immediate	Ongoing
(Canadian $ in millions unless otherwise stated)	scenario	scenario	scenario	scenario

Adjusted liquid assets	$88,444	$87,035	$47,723	$48,414
Adjusted actuarial liabilities	$23,927	$29,216	$8,596	$11,641
Liquidity ratio	370%	298%	555%	416%

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.
Operational risk is naturally present in all of MFC’s business activities and incorporates exposures relating to fiduciary breaches, regulatory compliance failures, legal disputes, business disruption, technology failures, processing errors, business integration, theft and fraud, damage to physical assets and employee safety. Exposures can take the form of financial losses, regulatory sanctions or damage to reputation. Effectively managing operational risk is essential to shareholder value growth, delivering on commitments to
Management’s Discussion and Analysis       73

customers and safeguarding reputation. While operational risk management has always been viewed as a fundamental activity at MFC, risk management practices for the different components of operational risk are at varying stages of development. Refinements and enhancements in policies and practices are being made as the operational risk environment shifts.
MFC’s reputation is one of its most valuable assets and, in today’s environment of increased scrutiny by stakeholders, it is vital that it be safeguarded. A loss of reputation is usually a consequence of some other risk control failure and cannot be managed in isolation, but as a by-product of integrated risk management programs. While the CEO and senior executive management are ultimately responsible for the Company’s reputation, it is the responsibility of every Company employee and representative to conduct their business activities in a manner that protects and enhances the Company’s reputation. This responsibility is clearly detailed and communicated to every executive, officer and employee through the Company’s Code of Business Conduct and Ethics.
MFC’s strong corporate governance, clearly communicated corporate values emphasizing integrity and ethical conduct as core values to be reflected in every business decision and activity, and integrated approach to managing risk set the foundation for mitigating operational risk. This base is fortified by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. Within established corporate standards that emphasize proactive management practices and define minimum policy and process requirements, business unit general managers are accountable for day-to-day management of operational risk inherent in their operations. Business units and functional areas perform comprehensive risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They regularly monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures. Material operational risk exposures and risk management activities are reported to the Corporate Risk Management Committee and Audit and Risk Management Committee quarterly.
Internal Audit independently assesses the effectiveness of risk management policies and internal controls, and oversees the risk control self-assessment program globally. External auditors review the effectiveness of internal controls to the extent necessary to conduct an audit of the Company’s financial statements. Both the internal and external auditors report independently to the Audit and Risk Management Committee on the findings of their audits.
Global Compliance oversees the regulatory compliance program, supported by designated compliance officers in every business unit and functional area. The program is designed to ensure compliance with regulatory obligations worldwide, ensuring awareness of the laws and regulations that affect the Company and the risks associated with failing to comply. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and ensures significant issues are escalated and proactively mitigated. The processes and practices include product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings. With the introduction of Sarbanes-Oxley 404 requirements, new processes are being established to assess and monitor the internal controls related to financial reporting and disclosures.
Technology-related risks are managed through a rigorous systems development protocol and global information security programs. Outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, are subject to rigorous review procedures prior to their approval. Comprehensive policies and procedures are in place to monitor the ongoing results and contractual compliance of such arrangements. Global business continuity policies and standards are in place to ensure key business functions can continue and normal operations can resume effectively and efficiently in the event of a major disruption. The program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, and the establishment and testing of appropriate business continuity plans for all critical units. Off-site backup facilities are available to minimize recovery time.
MFC’s environmental policy reflects the Company’s commitment to conducting all of its business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, reasonable steps are taken to ensure counterparties are environmentally responsible. In natural resource management operations, specific policies and procedures are in place to mitigate environmental risks and operate in an environmentally responsible manner. Programs are also in place across the real estate holdings to conserve energy and reduce waste.
Operational risk related to a variety of loss events is further mitigated through the purchase of appropriate amounts of insurance covers, to provide protection against unexpected material losses or to satisfy legal requirements and contractual obligations.
74      MFC 2004 Annual Report

Critical Accounting and Actuarial Policies
The Company’s significant accounting policies are described in note 1 to the consolidated financial statements on page 85. Certain of these accounting policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes of life insurance companies relate to the provisioning for asset impairment and the determination of actuarial liabilities as described in notes 6 and 7 to the consolidated financial statements, respectively.
Allowance for Asset Impairment
The allowance for credit losses adjusts the value of assets to reflect their estimated realizable value. In assessing the estimated realizable value, the Company must rely on estimates. Judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries, and specific issues with respect to single borrowers, for which the ultimate outcome is unknown.
Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk on page 92.
Actuarial Liabilities
Under generally accepted accounting principles (“GAAP”) in Canada, the actuarial liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the value of policy liabilities using best estimate assumptions made for the future lifetime of the policies, and includes assumptions related to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes.
To recognize the uncertainty that is involved in establishing these best estimate actuarial liability assumptions, the Appointed Actuary is required to include a margin for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits. The margin is reflected as either a specific adjustment to the best estimate assumption, or is established by scenario testing of that assumption and setting the actuarial liability to cover an appropriate range of experience. The impact of these margins is to increase actuarial liabilities and decrease the income that would have been recognized at inception of the policy.
The Appointed Actuary is responsible for ensuring that the assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that such policy liabilities will be adequate to meet the Company’s future obligations under insurance and annuity contracts at each valuation date. The selection and monitoring of appropriate valuation assumptions are designed to ensure that the policy liabilities make sufficient but not excessive provision for the insurer’s policy obligations. Assumptions are regularly reviewed and updated where appropriate to reflect changes in future outlook and risk profile.
Differences between Canadian and U.S. GAAP
The consolidated financial statements of MFC are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.
The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for actuarial liabilities and differences in reporting policy cash flows. These differences are described in more detail in note 23 to the consolidated financial statements.
Differences between Canadian and Hong Kong GAAP
The consolidated financial statements of MFC are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong GAAP.
In Hong Kong, there are no accounting standards specific to life insurance companies; consequently, companies have more discretion in selecting appropriate accounting principles to prepare financial statements. The Canadian GAAP requirements for life insurance enterprises used by the Company in relation to non-invested assets and non-actuarial liabilities are generally considered acceptable within the Hong Kong accounting framework. Under Hong Kong GAAP, invested assets are carried at market value as compared to Canadian GAAP where stocks are carried on a moving average market basis and fixed interest investments are held at amortized cost. The computation of actuarial liabilities in Hong Kong is governed by the requirements of the Hong Kong Insurance Authority. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with Canadian GAAP.
The Hong Kong Insurance Authority requires that insurance companies meet minimum solvency requirements. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual
Management’s Discussion and Analysis       75

regulatory return, with the minimum solvency margin required in Hong Kong. As at December 31, 2004, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required in Hong Kong.
Contractual Obligations
In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.
As at December 31, 2004, the Company’s contractual obligations and commitments were as follows:

Payments due by period		Less than	1 – 3	4 – 5	After 5
(Canadian $ in millions)	Total	1 year	years	years	years

Debt	$3,269	$889	$33	$605	$1,742
Capital Trust Securities	1,593	–	–	–	1,593
Purchase obligations	1,160	329	384	292	155
Capital leases	242	17	34	34	157
Operating leases	867	134	294	179	260
Other	196	40	64	54	38

Total contractual obligations	$7,327	$1,409	$809	$1,164	$3,945

In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2004, there were $2,346 million of investment commitments (2003 – $507 million), of which $2,254 million matures within one year (2003 – $438 million) and $92 million matures within one to three years (2003 – $69 million).
Legal and Regulatory Proceedings
The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States, including provincial and state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and Canadian securities commissions regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers practices. As with many other companies in the financial services industry, subsidiaries of Manulife Financial have been requested or required by such government and regulatory authorities to provide information with respect to market timing and late trading of mutual funds and sales compensation and broker-dealer practices, including with respect to mutual funds underlying variable life and annuity products. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker-dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.
Quarterly Financial Information

As at and for the three months ended
(Canadian $ in millions, except per share amounts)	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	2004	2004	2004	2004	2003	2003	2003	2003

Revenue
Premium income
Life and health insurance	$3,714	$3,847	$3,262	$2,111	$2,204	$2,003	$2,021	$2,012
Annuities and pensions	985	1,041	905	422	439	456	577	828

Total premium income	$4,699	$4,888	$4,167	$2,533	$2,643	$2,459	$2,598	$2,840
Net investment income	2,378	2,263	2,023	1,159	1,127	1,098	1,149	1,045
Other revenue	915	895	782	448	426	392	370	359

Total revenue	$7,992	$8,046	$6,972	$4,140	$4,196	$3,949	$4,117	$4,244

Income before income taxes	$1,028	$996	$872	$543	$479	$489	$469	$415
Income taxes	(264)	(279)	(214)	(117)	(63)	(94)	(82)	(77)

Net income	$764	$717	$658	$426	$416	$395	$387	$338

Basic earnings per common share	$0.93	$0.88	$0.93	$0.92	$0.92	$0.85	$0.83	$0.73

Diluted earnings per common share	$0.92	$0.87	$0.92	$0.91	$0.91	$0.84	$0.83	$0.72

Segregated fund deposits	$6,477	$6,451	$6,474	$5,702	$4,778	$4,232	$4,196	$4,481

Total assets	$184,246	$190,569	$197,727	$78,972	$77,516	$78,411	$76,886	$79,087

Segregated funds net assets	$117,890	$111,182	$113,850	$77,797	$71,464	$65,385	$60,966	$56,508

76      MFC 2004 Annual Report

Other Disclosures
Selected Annual Financial Information

As at and for the years ended December 31
(Canadian $ in millions, except per share amounts)	2004	2003	2002

Total assets	$184,246	$77,516	$81,195

Long-term financial liabilities:
Long-term debt	$2,948	$1,123	$1,436
Non-controlling interest in subsidiaries	1,043	1,037	1,059
Trust preferred securities issued by subsidiaries	606	650	794
Preferred shares issued by a subsidiary	93	–	–

	$4,690	$2,810	$3,289

(Canadian $)
Cash dividend per common share	$0.99	$0.81	$0.64
Cash dividend per Class A Share, Series 1	$1.025	$0.76875	$–

Changes in Accounting Policies
a) Stock-based compensation Effective January 1, 2002, the Company adopted prospectively the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized at fair value as an expense. Other stock options awarded to employees must either be recognized at fair value as an expense, or require the disclosure of the pro forma net income and pro forma earnings per share amounts as if fair value based accounting had been used. This standard did not materially affect these consolidated financial statements and the calculation of MFC’s earnings per share. The Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2003 for awards granted on or after January 1, 2002.
b) Hedging relationships Effective January 1, 2004, the Company adopted CICA Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives are accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at five per cent per quarter. The resulting transitional loss of $6 million as at January 1, 2004 was deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact these consolidated financial statements.
c) Disclosure of guarantees The CICA issued Accounting Guideline 14, “Disclosure of Guarantees,” in February 2003 effective for financial statements of interim and annual periods commencing on or after January 1, 2003. The Guideline clarifies disclosure requirements for certain guarantees. The adoption of this Guideline did not impact these consolidated financial statements.
d) Consolidation of variable interest entities In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), effective for annual and interim financial statements for periods beginning on or after November 1, 2004, which clarifies the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests.
The Company has determined that no variable interest entity (“VIE”) is required to be consolidated under the new guidance. In December 2001, Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, issued Manulife Financial Capital Securities (“MaCS”), the proceeds of which were used to purchase senior notes from the Company. The Trust is a VIE as defined by AcG 15 and because the Company is deemed not to be the primary beneficiary, the MaCS issued by the Trust will be deconsolidated (from non-controlling interest in subsidiaries), and the senior notes issued by the Company will be reported as senior notes issued to the Trust. The MaCS, totaling $1 billion, continue to form part of the Company’s Tier 1 regulatory capital.
e) Financial instruments In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation,” that changes the accounting for certain obligations having characteristics of both a liability and equity. The amendments will require the Company’s preferred shares to be presented as a liability and the preferred share dividends to be reported in income as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004.
Additional Information Available
Additional information relating to MFC, including its Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.
Outstanding Shares
As at March 15, 2005, the Company had 808,062,465 common shares outstanding.
Management’s Discussion and Analysis       77

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Superintendent of Financial Institutions (Canada). Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by the Company’s internal audit department.

The actuary appointed by the Board of Directors (the ‘‘Appointed Actuary’’) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards. Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Dominic D’Alessandro	Peter H. Rubenovitch
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

February 10, 2005

78    MFC 2004 Annual Report

Appointed Actuary’s Report to the Shareholders
I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2004 and 2003 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.
Simon Curtis, F.C.I.A.
Executive Vice President and Appointed Actuary
Toronto, Canada
February 10, 2005
Auditors’ Report to the Shareholders
We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2004 and 2003 and the Consolidated Statements of Operations, Equity, Cash Flows and Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2004 and 2003 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in accordance with Canadian generally accepted accounting principles.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
February 10, 2005
Actuary’s and Auditors’ Reports to Shareholders       79

Consolidated Statements of Operations

For the years ended December 31
(Canadian $ in millions except per share amounts)	2004	2003

Revenue
Premium income	$16,287	$10,540
Net investment income (note 6)	7,823	4,419
Other revenue	3,040	1,547

Total revenue	$27,150	$16,506

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$4,778	$3,109
Maturity and surrender benefits	8,659	3,200
Annuity payments	2,828	1,268
Policyholder dividends and experience rating refunds	1,391	889
Net transfers to segregated funds	507	865
Change in actuarial liabilities (note 7)	(1,137)	1,147
General expenses	3,233	2,011
Commissions	2,609	1,678
Interest expense	494	253
Premium taxes	208	119
Non-controlling interest in subsidiaries	87	57
Trust preferred securities issued by subsidiaries	54	58

Total policy benefits and expenses	$23,711	$14,654

Income before income taxes	$3,439	$1,852
Income taxes (note 9)	(874)	(316)

Net income	$2,565	$1,536

Net income (loss) attributed to participating policyholders	$1	$(10)

Net income attributed to shareholders	$2,564	$1,546
Preferred share dividends	(14)	(7)

Net income available to common shareholders	$2,550	$1,539

Weighted average number of common shares outstanding (in millions)	698	463
Weighted average number of diluted common shares outstanding (in millions)	704	466
Basic earnings per common share	$3.65	$3.33
Diluted earnings per common share	$3.62	$3.31
The accompanying notes to these consolidated financial statements are an integral part of these statements.
80      Actuary’s and Auditors’ Report to Shareholders

Consolidated Balance Sheets

As at December 31
(Canadian $ in millions)	2004	2003

Assets
Invested assets (note 6)
Bonds	$106,612	$42,216
Mortgages	28,684	10,401
Stocks	7,805	5,866
Real estate	4,669	3,962
Policy loans	6,743	4,348
Cash and short-term investments	8,517	5,877
Bank loans	1,391	934
Other investments	4,721	861

Total invested assets	$169,142	$74,465

Other assets
Accrued investment income	$1,777	$914
Outstanding premiums	549	490
Goodwill	7,332	589
Intangible assets (note 5)	1,806	–
Miscellaneous	3,640	1,058

Total other assets	$15,104	$3,051

Total assets	$184,246	$77,516

Segregated funds net assets	$117,890	$71,464

Liabilities and Equity
Actuarial liabilities (note 7)	$130,608	$51,647
Benefits payable and provision for unreported claims	1,933	2,083
Policyholder amounts on deposit	4,869	2,499
Deferred realized net gains (note 6)	3,667	3,293
Bank deposits	4,373	2,550
Consumer notes (note 10)	2,881	–
Future income tax liability (note 9)	980	170
Other liabilities	6,800	3,206

	$156,111	$65,448
Long-term debt (note 12)	2,948	1,123
Non-controlling interest in subsidiaries (note 13)	1,043	1,037
Trust preferred securities issued by subsidiaries (note 14)	606	650
Preferred shares issued by a subsidiary (note 15)	93	–
Equity
Participating policyholders’ equity	150	82
Shareholders’ equity
Preferred shares	344	344
Common shares	14,646	599
Contributed surplus	102	14
Retained earnings and currency translation account	8,203	8,219

Total equity	$23,445	$9,258

Total liabilities and equity	$184,246	$77,516

Segregated funds net liabilities	$117,890	$71,464

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro President and Chief Executive Officer	Arthur R. Sawchuk Chairman of the Board of Directors
Actuary’s and Auditors’ Reports to Shareholders       81

Consolidated Statements of Equity

For the years ended December 31	Participating
(Canadian $ in millions)	Policyholders	Shareholders	2004	2003

Preferred shares
Balance, January 1	$–	$344	$344	$–
Preferred shares issued (note 16)	–	–	–	350
Issuance costs, net of tax	–	–	–	(6)

Balance, December 31	$–	$344	$344	$344

Common shares
Balance, January 1	$–	$599	$599	$596
Issued on acquisition of a subsidiary (notes 3 and 16)	–	13,510	13,510	–
Issued on exercise of stock options and deferred share units (notes 16 and 17)	–	712	712	3
Purchase and cancellation (note 16)	–	(175)	(175)	–

Balance, December 31	$–	$14,646	$14,646	$599

Contributed surplus
Balance, January 1	$–	$14	$14	$–
Issuance of options on acquisition of a subsidiary (notes 3 and 17)	–	215	215	–
Loss on exchange of preferred shares issued by a subsidiary (note 15)	–	(10)	(10)	–
Exercise of options, net	–	(117)	(117)	14

Balance, December 31	$–	$102	$102	$14

Retained earnings
Balance, January 1	$82	$8,892	$8,974	$7,815
Net income	1	2,564	2,565	1,536
Preferred share dividends	–	(14)	(14)	(7)
Common share dividends	–	(690)	(690)	(361)
Purchase and cancellation of common shares (note 16)	–	(334)	(334)	(9)
Transfer of participating policyholders’ retained earnings from acquisition	67	–	67	–

Balance, December 31	$150	$10,418	$10,568	$8,974

Currency translation account
Balance, January 1	$–	$(673)	$(673)	$337
Change during the year	–	(1,542)	(1,542)	(1,010)

Balance, December 31	$–	$(2,215)	$(2,215)	$(673)

Total retained earnings and currency translation account	$150	$8,203	$8,353	$8,301

Total equity	$150	$23,295	$23,445	$9,258

The accompanying notes to these consolidated financial statements are an integral part of these statements.
82      Actuary’s and Auditors’ Report to Shareholders

Consolidated Statements of Cash Flows

For the years ended December 31
(Canadian $ in millions)	2004	2003

Operating activities
Net income	$2,565	$1,536
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured Financial Products	2,723	1,147
Amortization of net realized and unrealized gains on investments	(779)	(575)
Amortization of premium/discount and mark to market adjustments	401	83
Other amortization	104	62
Future income tax expense	633	202
Provisions on investments	115	5
Stock-based compensation expense	27	14
Non-controlling interest in subsidiaries	20	(10)

Net income adjusted for non-cash items	$5,809	$2,464
Changes in operating assets and liabilities:
Decrease in other policy related liabilities	(723)	(218)
Additional changes in other assets and liabilities	667	409

Cash provided by operating activities	$5,753	$2,655

Investing activities
Purchases and mortgage advances	$(48,219)	$(38,420)
Disposals and repayments	45,101	35,699
Cash received as part of acquisition of John Hancock Financial Services, Inc.	2,594	–

Cash used in investing activities	$(524)	$(2,721)

Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$61	$420
Issue of long-term debt	94	–
Repayment of long-term debt	(58)	(213)
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	(3,860)	–
Bank deposits, net	1,333	1,113
Consumer notes issued	532	–
Sale of preferred shares of a subsidiary	62	–
Redemption of preferred shares issued by a subsidiary (note 15)	(150)	–
Preferred share dividends	(14)	(7)
Common share dividends	(690)	(361)
Borrowed funds (repaid), net	262	(1)
Purchase and cancellation of common shares	(509)	(9)
Common shares issued on exercise of options	568	3
Preferred shares issued, net	–	344

Cash (used in) provided by financing activities	$(2,369)	$1,289

Cash and short-term investments
Increase during the year	$2,860	$1,223
Currency impact on cash and short-term investments	(233)	(577)
Balance, January 1	5,554	4,908

Balance, December 31	$8,181	$5,554

Cash and short-term investments
Beginning of year
Gross cash and short-term investments	$5,877	$5,143
Net payments in transit, included in other liabilities	(323)	(235)

Net cash and short-term investments, January 1	$5,554	$4,908

End of year
Gross cash and short-term investments	$8,517	$5,877
Net payments in transit, included in other liabilities	(336)	(323)

Net cash and short-term investments, December 31	$8,181	$5,554

The accompanying notes to these consolidated financial statements are an integral part of these statements.
Actuary’s and Auditors’ Reports to Shareholders       83

Segregated Funds Consolidated Statements of Net Assets

As at December 31
(Canadian $ in millions)	2004	2003

Investments, at market values
Cash and short-term investments	$1,726	$3,005
Bonds	7,478	5,157
Stocks	106,304	63,213
Other investments	2,193	–
Accrued investment income	106	15
Other assets, net	83	74

Total segregated funds net assets	$117,890	$71,464

Composition of segregated funds net assets:
Held by policyholders	$117,570	$71,173
Held by the Company	320	291

Total segregated funds net assets	$117,890	$71,464

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31
(Canadian $ in millions)	2004	2003

Additions
Deposits from policyholders	$25,104	$17,713
Net realized and unrealized investment gains	8,936	11,143
Interest and dividends	2,583	1,421
Net transfers from general fund	507	865
Funds assumed on acquisition of a subsidiary	31,020	–
Currency revaluation	(8,322)	(10,068)

Total additions	$59,828	$21,074

Deductions
Payments to policyholders	$11,840	$7,562
Management and administrative fees	1,562	879

Total deductions	$13,402	$8,441

Net additions for the year	$46,426	$12,633
Segregated funds net assets, January 1	71,464	58,831

Segregated funds net assets, December 31	$117,890	$71,464

The accompanying notes to these consolidated financial statements are an integral part of these statements.
84      Actuary’s and Auditors’ Report to Shareholders

Notes to Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated)
Note 1 ☐ Nature of Operations and Significant Accounting Policies
Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“Manufacturers Life”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group (note 3). Manulife Financial Corporation and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds, and to institutional customers.
MFC is registered under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”). None of the accounting requirements of OSFI is an exception to Canadian GAAP. The preparation of financial statements, in conformity with GAAP, requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes are related to the determination of actuarial liabilities and provisioning for asset impairment. Although some variability is inherent in these estimates, management believes that the amounts provided are adequate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:
a) Basis of consolidation MFC consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The results of operations of subsidiaries are included in the consolidated financial statements from their dates of acquisition. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately.
b) Invested assets Under Canadian GAAP for life insurance companies, the invested assets held by the Company are accounted for through a variety of methods. These methods are summarized as follows:

Recognition of realized
gains
and losses on normal
	Carrying value	business activities	Recognition of impairment

Bonds	At amortized cost less an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Impairment is recognized on a specific bond when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. In such cases, the bond is written down to its net realizable value and the charge is recorded in income in the period the impairment is recognized.

Mortgages	At amortized cost less repayments and an allowance for specific losses. No recognition of unrealized gains and losses unless there is impairment.	Deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Impairment is recognized on a specific mortgage when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Such impaired mortgages are carried at their estimated realizable value, determined for each asset by discounting the expected future cash flows at the original interest rate inherent in the asset. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, estimated realizable amounts are measured at either the fair value of any security underlying the mortgage, net of expected costs of realization and any amounts legally required to be paid to borrowers, or at observable market prices for the mortgages. The impairment charge is recorded in income in the period the impairment is recognized.

Mortgages are classified as impaired whenever payments are three months or more in arrears or if there is a provision against the mortgage.

At the time of foreclosure, mortgages are written down to net realizable value. Declines in the net realizable value of foreclosed properties are charged to income immediately.

Notes to the Consolidated Financial Statements       85

Recognition of realized
gains
and losses on normal
	Carrying value	business activities	Recognition of impairment

Stocks	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter.	Deferred and brought into income at the rate of 5% of unamortized deferred realized gains and losses each quarter.	Specific stocks are written down to market value, through a charge to income, if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Real estate	Recognition of unrealized gains and losses is on a moving average market basis whereby carrying values are adjusted towards market value at 3% per quarter.	Deferred and brought into income at the rate of 3% of unamortized deferred realized gains and losses each quarter.	Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Policy loans	At their unpaid balance.	Not applicable. Fully secured by the cash surrender value of the policies on which the loans are made.	Not applicable. Fully secured by the cash surrender value of the policies on which the loans are made.

Once established, an allowance against impairment of bonds or mortgages is reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, the allowance is written off against the related asset.
In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.
Other investments include investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and derivatives.
c) Cash and short-term investments Cash and short-term investments in the Consolidated Statements of Cash Flows comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities with an original term to maturity of three months or less. Net payments in transit and overdraft bank balances are included in other liabilities.
d) Goodwill and other intangible assets Goodwill represents the excess of the cost of businesses acquired over fair values of the net assets acquired. Intangible assets are allocated between indefinite and finite life intangible assets. Goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment on at least an annual basis and if determined to be impaired, a charge is recorded in income to the extent the carrying value exceeds the estimated fair value. Finite life assets are amortized over their estimated useful lives.
e) Miscellaneous assets Included in miscellaneous assets are amounts due from reinsurers and capital assets. The latter are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to ten years.
f) Segregated funds The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders, with the Company assuming no risk. Consequently, these funds are segregated and presented separately from the general fund of the Company. Income earned from fund management fees is included in other revenue in the general fund. Investments held in segregated funds are carried at market value.
The Company also provides minimum guarantees on individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund of the Company.
g) Actuarial liabilities Actuarial liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in force. The Company’s Appointed Actuary is responsible for determining the amount of actuarial liabilities that must be set aside each year to ensure that sufficient funds will be available in the future to meet these obligations. The valuation methods employed by the Appointed Actuary are based on standards established by the Canadian Institute of Actuaries. In accordance with Canadian generally accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).
h) Income taxes The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the excess.
86      MFC 2004 Annual Report

i) Translation of foreign currencies Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on investments in self-sustaining operations and the results of hedging these positions, net of applicable taxes, are recorded in equity. Translation gains and losses on disposition of investments in self-sustaining operations are included in income.
j) Stock-based compensation The Company provides compensation to certain employees and directors in the form of stock options, deferred share units and restricted share units. The Company uses the fair value method for stock-based compensation awarded to non-employees, direct awards of stock and awards that call for settlement in cash or other assets awarded to employees after January 1, 2002.
Effective January 1, 2003, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method for awards granted on or after January 1, 2002. The fair value is recognized over the applicable vesting period as an increase in compensation expense and contributed surplus.
For restricted share units, a liability is accrued and compensation expense is recognized over the vesting period. The vested portion of changes in the value of restricted share units are recognized in the Consolidated Statements of Operations.
k) Employee future benefits The Company maintains a number of pension plans for its eligible employees and agents. The assets supporting trusteed pension plans are held in separate trusteed pension funds. Other pension plan benefits are included in other liabilities and are supported by the Company’s general fund assets.
The defined contribution plans were established in 1998 and provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution benefits is the required contribution provided by the Company in exchange for the services of employees rendered during the period.
The defined benefit plans provide pension benefits based on length of service and final average earnings. The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses are amortized to income over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets.
The Company also provides supplementary pension, health, dental and life insurance benefits to qualifying employees upon retirement. The estimated present value of these benefits is charged to income over the employees’ years of service to their dates of full entitlement.
l) Derivatives The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Realized and unrealized gains and losses on derivatives which are designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions that do not qualify for the accounting definition of a hedge, are accounted for as a portfolio investment whereby carrying values are adjusted toward market values at 5% per quarter. Hedge effectiveness is assessed quarterly.
Derivative income and expenses related to invested assets and financial liabilities are included in investment income and interest expense, respectively, in the Consolidated Statements of Operations. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, and deferred realized net gains are presented as such in the Consolidated Balance Sheets.
m) Premium income and related expenses Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.
When premiums are recognized, the related actuarial liabilities are computed, resulting in benefits and expenses being matched with such revenue.
Note 2 ☐ Changes in Accounting Policies and Newly Issued Accounting Pronouncements
a) Stock-based compensation Effective January 1, 2002, the Company adopted prospectively Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized at fair value as an expense. Other stock options awarded to employees must either be recognized at fair value as an expense, or require the disclosure of the pro forma net income and pro forma earnings per share amounts as if fair value based accounting had been used. This standard did not materially affect these consolidated financial statements and the calculation of MFC’s earnings per share. The Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2003 for awards granted on or after January 1, 2002.
b) Hedging relationships Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, “Hedging Relationships,” which requires that conditions with respect to the identification, documentation, designation and effectiveness of each
Notes to the Consolidated Financial Statements       87

hedging relationship be satisfied in order to apply hedge accounting. As a result, certain derivatives that the Company had considered to be part of a hedging relationship no longer qualified for hedge accounting under the requirements of Accounting Guideline 13. Effective January 1, 2004, these derivatives are accounted for as portfolio investments with unrealized gains and losses recognized on a moving average basis whereby carrying values are adjusted toward market values at 5% per quarter. The resulting transitional loss of $6 as at January 1, 2004 was deferred and is being amortized to income in the same period as the original hedged items. The adoption of this Guideline did not materially impact these consolidated financial statements.
c) Disclosure of guarantees The CICA issued Accounting Guideline 14, “Disclosure of Guarantees,” in February 2003 effective for financial statements of interim and annual periods commencing on or after January 1, 2003. The Guideline clarifies disclosure requirements for certain guarantees. The adoption of this Guideline did not impact these consolidated financial statements.
d) Consolidation of variable interest entities In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), effective for annual and interim financial statements for periods beginning on or after November 1, 2004, which clarifies the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests.
The Company has determined that no variable interest entity (“VIE”) is required to be consolidated under the new guidance. In December 2001, Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, issued Manulife Financial Capital Securities (“MaCS”), the proceeds of which were used to purchase senior notes from the Company. The Trust is a VIE as defined by AcG 15 and because the Company is deemed not to be the primary beneficiary, the MaCS issued by the Trust will be deconsolidated (from non-controlling interest in subsidiaries), and the senior notes issued by the Company will be reported as senior notes issued to the Trust. The MaCS, totaling $1 billion, continue to form part of the Company’s Tier 1 regulatory capital.
e) Financial instruments In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation,” that changes the accounting for certain obligations having characteristics of both a liability and equity. The amendments will require the Company’s preferred shares to be presented as a liability and the preferred share dividends to be reported in income as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004.
Note 3 ☐ Business Combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC. The results of JHF’s operations have been included in these consolidated financial statements since the date of merger.
JHF provides a broad array of insurance and investment products and services to retail and institutional customers. As a result of the merger, the combined company is the largest life insurance company in Canada and the second largest in North America, as measured by market capitalization. The combined entity has a more diversified product line, distribution capabilities and improved operating efficiencies, and expects to have a leading position across all its core business lines.
Pursuant to the merger, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing stock price of the MFC common shares for the period from September 25, 2003 to September 30, 2003. As at the date of merger, the common stock of JHF that was beneficially owned by the Company as general fund assets had a carrying value of $296. In addition, all of the JHF unvested stock options as at the date of announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 19 million MFC stock options. The Company recorded $215 as part of the purchase consideration and share capital, representing the fair value of these JHF stock options using the Black-Scholes option-pricing model based on the closing share price of MFC as at April 28, 2004. JHF stock options that were granted after the date of announcement were exchanged for approximately four million MFC stock options. The fair value of these options is recognized in the Consolidated Statement of Operations over the remaining vesting period from the date of acquisition.
88      MFC 2004 Annual Report

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition:

As at April 28, 2004

Assets
Invested assets	$106,647
Intangible assets (note 5)	2,041
Goodwill	7,441
Other assets	4,542

Total assets acquired	$120,671

Liabilities
Actuarial liabilities	$91,891
Policyholder amounts on deposits	3,959
Restructuring costs accrued (note 4)	184
Other liabilities	10,567

Total liabilities assumed	$106,601

Net assets acquired	$14,070

Total Purchase Consideration
MFC common shares	$13,510
Cash consideration for partial shares	15
Fair value of JHF stock options exchanged for MFC stock options	215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296
Transaction costs, net of tax	34

Total	$14,070

The goodwill arising from the JHF acquisition may be adjusted in 2005, in terms of both amount and allocation to the Company’s major reportable segments, as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed from JHF.
Note 4 ☐ Restructuring Costs
Following the acquisition of JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. The Company expects the restructuring to be substantially completed by the end of 2005. Costs of $475 are expected to be incurred and consist primarily of consolidation activities involving operations and systems, compensation costs and facilities. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Consolidated Statements of Operations. The costs include approximately $184 that was recognized as part of the purchase equation for the JHF acquisition and costs of $291 that will be charged to income as incurred.
The following details the amount and status of restructuring costs:

	Expected future cost			Amount utilized in the year			Balance as at December 31, 2004

	Accrued on	Expense		Accrued on	Expense as		Accrued on	Expense
Type of cost	acquisition	as incurred	Total	acquisition	incurred	Total	acquisition	as incurred	Total

Consolidation of operations and systems	$11	$267	$278	$6	$134	$140	$5	$133	$138
Severance	79	17	96	29	3	32	50	14	64
Facilities	94	7	101	10	2	12	84	5	89
Change in foreign exchange rates	–	–	–	–	–	–	(15)	(7)	(22)

Total	$184	$291	$475	$45	$139	$184	$124	$145	$269

Canada	$57	$149	$206	$25	$70	$95	$32	$79	$111
United States	123	132	255	18	67	85	105	65	170
Other	4	10	14	2	2	4	2	8	10
Change in foreign exchange rates	–	–	–	–	–	–	(15)	(7)	(22)

Total	$184	$291	$475	$45	$139	$184	$124	$145	$269

Note 5 ☐ Intangible Assets
The acquired intangible assets include the JHF brand name, distribution networks, fund management contracts, and contractual rights totaling $2,041. Of the total intangible assets, $817 was identified as the value of intangible assets that have finite lives and will be
Notes to the Consolidated Financial Statements       89

amortized over their estimated useful lives (generally between 20 to 30 years), in relation to the associated gross margins from the related businesses.

			Change in	Balance
	JHF		foreign	December 31,
For the year ended December 31, 2004	Acquisition	Amortization	exchange rates	2004

Indefinite Life
Brand	$822	$–	$(97)	$725
Fund management contracts	402	–	(49)	353

	$1,224	$–	$(146)	$1,078

Finite Life
Distribution networks	$627	$(3)	$(67)	$557
Other intangible assets	190	(9)	(10)	171

	$817	$(12)	$(77)	$728

Total	$2,041	$(12)	$(223)	$1,806

Note 6 ☐ Invested Assets and Investment Income
a) Invested assets

					Deferred	Total realized
					realized net	and unrealized
As at December 31			Unrealized	Unrealized	gains	net gains
2004	Carrying value	Fair value	gains	losses	(losses)	(losses)

Bonds (fixed maturity)
Canadian government and agency	$11,178	$12,322	$1,157	$(13)	$475	$1,619
U.S. government and agency	9,314	9,542	250	(22)	307	535
Other government and agency	5,258	5,342	92	(8)	136	220
Corporate	68,917	71,621	2,842	(138)	1,225	3,929
Mortgage/asset-backed securities	11,945	12,044	162	(63)	52	151
Mortgages	28,684	29,474	975	(185)	68	858
Stocks	7,805	8,319	1,292	(778)	1,289	1,803
Real estate	4,669	5,066	499	(102)	109	506
Policy loans	6,743	6,743	–	–	–	–
Cash and short-term investments	8,517	8,517	–	–	(1)	(1)
Bank loans	1,391	1,404	13	–	–	13
Other investments	4,721	4,839	118	–	7	125

Total invested assets	$169,142	$175,233	$7,400	$(1,309)	$3,667	$9,758

2003

Bonds (fixed maturity)
Canadian government and agency	$8,631	$9,573	$959	$(17)	$385	$1,327
U.S. government and agency	6,211	6,308	141	(44)	277	374
Other government and agency	2,473	2,548	83	(8)	110	185
Corporate	24,413	26,173	1,835	(75)	1,089	2,849
Mortgage/asset-backed securities	488	517	33	(4)	22	51
Mortgages	10,401	11,145	755	(11)	41	785
Stocks	5,866	6,126	1,087	(827)	1,281	1,541
Real estate	3,962	4,293	422	(91)	87	418
Policy loans	4,348	4,348	–	–	–	–
Cash and short-term investments	5,877	5,877	–	–	–	–
Bank loans	934	949	15	–	–	15
Other investments	861	878	17	–	1	18

Total invested assets	$74,465	$78,735	$5,347	$(1,077)	$3,293	$7,563

Fair values are determined with reference to quoted market prices where available. Fair values of mortgages and bank loans reflect changes in interest rates, which have occurred since the mortgages and bank loans were originated, and changes in the creditworthiness of individual borrowers. For fixed-rate mortgages, fair value is determined by discounting the expected future cash flows at market interest rates for mortgages with similar credit risks. Fair values of real estate are determined by a combination of internal and external appraisals utilizing expected net cash flows discounted at market interest rates. Foreclosed properties of $12 are included in real estate as at December 31, 2004 (2003 – $17). Carrying values of policy loans, cash and short-term investments and the remaining other investments approximate their fair values. Included in other investments are investments in unconsolidated joint ventures, partnerships, funds, limited liability corporations, oil and gas holdings, leases, subordinated debt of life insurance companies and
90      MFC 2004 Annual Report

derivatives. Fair values of interest rate and foreign exchange derivative contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures, and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices.
The following table presents the carrying value and fair value of bonds, based on period to maturity:

	2004		2003
Bonds
As at December 31	Carrying value	Fair value	Carrying value	Fair value

Maturity
Due in one year or less	$5,776	$5,810	$4,123	$4,192
Due after one year through five years	25,081	25,516	11,433	11,893
Due after five years through ten years	28,179	29,066	9,782	10,367
Due after ten years	35,631	38,435	16,390	18,150
Mortgage/asset-backed securities	11,945	12,044	488	517

Total	$106,612	$110,871	$42,216	$45,119

The following table presents the carrying value and fair value of mortgages, by type of property:

	2004		2003
Mortgages
As at December 31	Carrying value	Fair value	Carrying value	Fair value

Residential	$6,375	$6,507	$2,383	$2,497
Office	5,963	6,184	2,708	2,939
Retail	6,611	6,891	2,735	2,926
Industrial	3,887	4,069	2,308	2,497
Other	5,848	5,823	267	286

Total	$28,684	$29,474	$10,401	$11,145

The carrying value of government-insured mortgages was 9% of the total carrying value of the mortgage portfolio as at December 31, 2004 (2003 – 4%) and the value of privately-insured mortgages was 1.1% of the total mortgage portfolio as at December 31, 2004 (2003 – 1.1%).
b) Net investment income

			Amortization of
	Gross	Provision for	net realized and
For the years ended December 31	investment	impairment, net	unrealized gains
2004	income	(note 6 (e))	(losses)	Total	Yield (%)

Bonds	$4,764	$(35)	$354	$5,083	5.91
Mortgages	1,331	(49)	15	1,297	5.70
Stocks	252	–	355	607	11.83
Real estate	295	11	60	366	8.96
Policy loans	459	–	–	459	7.25
Cash and short-term investments	150	–	–	150	n/a
Bank loans	64	–	–	64	5.41
Other investments	124	(42)	(5)	77	n/a
Investment expenses	(280)	–	–	(280)	n/a

Total	$7,159	$(115)	$779	$7,823	5.68

2003

Bonds	$2,317	$13	$280	$2,610	6.38
Mortgages	676	(17)	14	673	7.18
Stocks	156	–	197	353	7.03
Real estate	277	–	54	331	9.53
Policy loans	368	–	–	368	8.02
Cash and short-term investments	109	–	–	109	n/a
Bank loans	43	–	–	43	6.06
Other investments	44	(1)	30	73	n/a
Investment expenses	(141)	–	–	(141)	n/a

Total	$3,849	$(5)	$575	$4,419	6.34

Yields are based on total investment income divided by the aggregate of the average carrying value of assets plus accrued income less deferred realized net gains.
Notes to the Consolidated Financial Statements       91

c) Securities lending The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for periods of time. Collateral, which exceeds the market value of the loaned securities, is lodged by the borrower with the Company and retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. As at December 31, 2004, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $5,958 and $6,099 respectively (2003 – $3,022 and $3,062, respectively).
d) Mortgage securitization The Company originates commercial mortgages and sells them to Commercial Mortgage Backed Securities Trusts, and, in certain cases, retains servicing rights to the mortgages sold. During 2004, the Company sold $48 (2003 – nil) of commercial mortgage loans in securitization transactions for which it received net proceeds of $47 (2003 – nil). There is no recourse to the Company on this transaction.
e) Credit risk Credit risk is the risk that a party to a financial instrument, such as a mortgage borrower, will fail to fully honour its financial obligations to the Company. Credit risks are primarily associated with investment, derivative and reinsurance counterparties (see reinsurance risk in note 8(b)).
The Company has provided for credit risks by establishing allowances against the carrying value of impaired assets in the Consolidated Balance Sheets. In addition to these allowances, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities (note 7(c)).
The carrying value of impaired assets was as follows:

As at December 31
2004	Gross amount	Allowance	Carrying value

Bonds	$303	$94	$209
Mortgages	282	77	205
Other	105	43	62

Total	$690	$214	$476

2003

Bonds	$273	$193	$80
Mortgages	96	37	59

Total	$369	$230	$139

The changes during the year in respect of the allowance for impairment were as follows:

Allowance for impairment	2004	2003

Balance, January 1	$230	$290
Net provisions during the year	115	5
Write-offs, disposals and currency translation	(131)	(65)

Balance, December 31	$214	$230

Concentrations of credit risk
The Company’s exposure to credit risk is managed through risk management policies and procedures with emphasis on the quality of the investment portfolio together with maintenance of issuer, industry and geographic diversification standards.
As at December 31, 2004, 94% of bonds (2003 – 96%) were rated at investment grade “BBB” or higher, and 63% (2003 – 79%) were rated “A” or higher. Government bonds represented 24% (2003 – 41%) of the bond portfolio. The Company’s highest exposure to a single non-government issuer was $431 (2003 – $399). Mortgages and real estate are diversified geographically and by property type. The Company’s largest concentration of mortgages and real estate was in Ontario, Canada, with $7,166 (2003 – $4,930) of the total portfolio. Income-producing commercial office properties were the largest concentration in the real estate portfolio with $3,401 (2003 – $3,050). As at December 31, 2004, 96% (2003 – 96%) of the stock portfolio was comprised of publicly listed corporations. The largest single issuer represented 2% (2003 – 6%) of the portfolio.
The Company’s exposure to loss on derivatives is limited to the extent that default by counterparties to these contracts results in the loss of any gains that may have accrued. All contracts are held with counterparties rated “A” or higher. As at December 31, 2004, 74% (2003 – 58%) of the exposed amount was with counterparties rated “AA” or higher. The largest single counterparty exposure as at December 31, 2004 was $137 (2003 – $88).
Note 7 ☐ Actuarial Liabilities
a) Composition Actuarial liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using
92      MFC 2004 Annual Report

best estimate assumptions for each material cash flow item and contingency. Investment returns are based on projected investment income using the current asset portfolios and projected reinvestment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. For other assumptions, this margin is established by directly adjusting the best estimate assumption.
The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recovery using assumptions, including margin for adverse deviation, as used in other components of the actuarial valuation.
For minimum guarantees on segregated funds, the Company determines actuarial liabilities using stochastic models as defined by the Canadian Institute of Actuaries. The models are based on the nature of the segregated fund guarantees. Investment performance, mortality and termination assumptions are the key variables that are modeled.
The composition of actuarial liabilities by line of business and geographic territory was as follows:

	Individual life insurance
As at December 31			Annuities and
2004	Participating	Non-participating	pensions	Other(1)	Total

United States	$22,225	$9,390	$48,547	$8,793	$88,955
Canada	4,211	7,591	13,378	4,202	29,382
International	9,575	1,408	1,109	179	12,271

Total	$36,011	$18,389	$63,034	$13,174	$130,608

2003

United States	$9,544	$3,621	$5,417	$1,254	$19,836
Canada	3,127	3,149	11,174	2,090	19,540
International	9,018	1,893	1,225	135	12,271

Total	$21,689	$8,663	$17,816	$3,479	$51,647

(1)	Other includes group insurance, and individual and group health.
For participating policies in force at demutualization, separate sub-accounts were established within the participating account. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2004, $24,588 (2003 – $14,079) of both assets and actuarial liabilities related to the participating policyholders’ account were included in the closed blocks.
b) Assets backing actuarial liabilities, other liabilities and capital The Company has established target invested asset portfolio mixes, which take into account the risk attributes of the liabilities supported by the assets, expectations of market performance, and a generally conservative investment philosophy. Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. Liabilities with rate and term guarantees, such as annuities and pensions, are predominantly backed by fixed-rate instruments such as bonds and commercial and mortgage loans. Insurance products, such as participating whole life insurance, are backed by a broader range of asset classes. The Company’s equity is primarily invested in North American and international securities and North American real estate.
Changes in the fair value of assets backing actuarial liabilities would have a limited impact on the Company’s equity, as it would be substantially offset by a corresponding change in the fair value of the actuarial liabilities. The fair value of assets backing actuarial liabilities as at December 31, 2004 was estimated at $135,122 (2003 – $54,412).
The fair value of assets backing capital and other liabilities as at December 31, 2004 was estimated at $55,215 (2003 – $27,374).
The deferred realized net gains taken into account in the computation of actuarial liabilities as at December 31, 2004 were $2,139 (2003 – $1,776).
Notes to the Consolidated Financial Statements       93

The carrying value of total assets backing actuarial liabilities, other liabilities and capital was as follows:

	Individual life insurance			Other
As at December 31			Annuities	actuarial	Other
2004	Participating	Non-participating	and pensions	liabilities(1)	liabilities(2)	Capital(3)	Total

Assets
Bonds	$20,541	$11,178	$44,935	$7,434	$15,280	$7,244	$106,612
Mortgages	4,485	2,521	12,877	1,913	4,770	2,118	28,684
Stocks	2,360	1,336	256	257	954	2,642	7,805
Real estate	1,851	995	146	564	662	451	4,669
Other	6,774	2,359	4,820	3,006	3,837	15,680	36,476

Total	$36,011	$18,389	$63,034	$13,174	$25,503	$28,135	$184,246

2003

Assets
Bonds	$11,155	$4,844	$10,480	$1,788	$8,177	$5,772	$42,216
Mortgages	1,639	1,081	3,960	610	2,740	371	10,401
Stocks	1,984	447	258	72	779	2,326	5,866
Real estate	1,836	773	77	398	745	133	3,962
Other	5,075	1,518	3,041	611	1,360	3,466	15,071

Total	$21,689	$8,663	$17,816	$3,479	$13,801	$12,068	$77,516

(1)	Other actuarial liabilities include group insurance, and individual and group health.
(2)	Other liabilities include other policy related liabilities and non-insurance liabilities.
(3)	Capital represents total equity, long-term debt, non-controlling interest in subsidiaries, trust preferred securities issued by subsidiaries and preferred shares issued by a subsidiary.
c) Significant reserve assumptions The preparation of consolidated financial statements involves the use of estimates and assumptions; however, actual results may differ from those estimates. The most significant estimation processes for insurance companies relate to the determination of actuarial liabilities and provisioning for asset impairment.
Actuarial liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the extent to which the Company is financially exposed to measurement uncertainty.
Best estimate reserve assumptions In the computation of actuarial liabilities, best estimate reserve assumptions are made. Assumptions are made for the valuation term of the liabilities and include assumptions with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actuarial assumptions may be subject to change in the future. Actual experience is monitored regularly to ensure that the assumptions remain appropriate. Assumptions are discussed in more detail in the following table:

	Nature of factor and assumption methodology	Risk management

Mortality and morbidity	Mortality relates to the occurrence of death. Mortality assumptions are based on past and emerging Company and industry experience. Assumptions are differentiated by sex, underwriting class and policy type.

Morbidity relates to the occurrence of accidents and sickness. Morbidity assumptions are based on Company and industry experience.	The Company establishes appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and 2004 experience was favourable when compared with the Company’s assumptions. Morbidity is also monitored monthly and 2004 experience was favourable when compared with the Company’s assumptions.

Investment returns	The Company matches assets and liabilities by business segment, using investment objectives that are appropriate for each line of business. The projected cash flows from these assets are combined with future reinvestment rates derived from the current economic outlook and the Company’s investment policy in order to determine expected rates of return on these assets for all future years.	The Company’s policy of closely matching cash flows of the assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under the Canadian Asset Liability Method (CALM), the reinvestment rate is quantified by using interest rate scenario testing.

94      MFC 2004 Annual Report

Nature of factor and assumption methodology	Risk management

Investment returns (continued)	Investment return assumptions include expected future asset defaults. Asset defaults are projected based on both past Company and industry experience and specific reviews of the current investment portfolio.	The exposure to asset default is managed by policies and procedures, which limit concentrations by issuer, connections, ratings, sectors and geographic regions. On certain policies, such as for participating insurance and universal life, asset default experience is passed back to policyholders through the investment return crediting formula. The Company holds explicit provisions in actuarial liabilities for asset credit risk, which including provisions for adverse deviation, totaled $3,531 as at December 31, 2004 (2003 – $1,574).

In 2004, default experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. A limited amount of stocks are also used to support long-dated obligations in the Company’s U.S. annuity and pension businesses, and for insurance liabilities in Japan.

Policy terminations	Lapse relates to the termination of policies due to non-payment of premiums. Surrenders relate to the voluntary termination of policies by policyholders. Policy termination assumptions are based on the Company’s experience adjusted for expected future conditions. Assumptions reflect differences in geographic markets and lapse patterns for different types of contracts.	The Company designs its products in order to minimize financial exposure to lapse and surrender risk. In addition, the Company monitors experience monthly.

In aggregate, 2004 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes	Operating expense assumptions reflect the projected costs of maintaining and servicing in force policies and associated overhead expenses. These expenses are derived from the Company’s internal cost studies projected into the future with an allowance for inflation.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. The impact of income taxes, projected on the basis of the valuation assumptions (expected plus margin for adverse deviation), is also included.	The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2004 were favourable when compared with the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

The Company’s practice of matching the currency of the assets supporting liabilities with the currency of the liabilities that these assets support results in minimal financial exposure related to foreign currency fluctuations on assets backing liabilities.
Provision for adverse deviation assumptions The basic assumptions made in establishing actuarial liabilities are best estimates for a range of possible outcomes. To recognize the uncertainty in establishing these best estimate reserve assumptions, to allow for possible deterioration in experience and to provide greater comfort that the reserves are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.
The impact of these margins is to increase actuarial liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is defined as 5% to 20% of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.
Reinsurance The impact of ceded reinsurance is reflected in the actuarial liabilities. The cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance.
As a result of ceded reinsurance, actuarial liabilities have been reduced by $5,387 as at December 31, 2004 (2003 – $3,255).
Notes to the Consolidated Financial Statements       95

d) Change in actuarial liabilities Change in actuarial liabilities during the year was a result of the following business activities and changes in actuarial estimates:

For the years ended December 31	2004	2003

Balance, January 1	$51,647	$56,397
Normal change
New policies	2,046	1,597
In force	(3,133)	(509)
Changes in methods and assumptions	(50)	59
Changes due to acquisition and assumption transactions	91,965	88
Currency impact	(11,867)	(5,985)

Balance, December 31	$130,608	$51,647

e) Changes in actuarial methods and assumptions The Company examines the assumptions used in determining actuarial liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include actuarial liabilities and liabilities for policy benefits in the course of settlement.
In 2004, changes in methods and assumptions used in the determination of actuarial and other policy liabilities resulted in a net reduction of $50 (2003 – increase of $59) in actuarial liabilities and a net increase of $12 (2003 – $19) in benefits payable and provision for unreported claims. A portion of the change was in a non-wholly owned subsidiary, reducing the impact on pre-tax income to an increase of $36 (2003 – reduction of $58). The statement of operations impact of the changes in methods and assumptions is reported in the “Corporate and Other” segment.
The changes in methods and assumptions include a net reduction of $246 in cyclical credit loss reserves and a net increase of $137 in actuarial liabilities for cedent treaty recapture in life retrocession reinsurance assumed and a net increase of $103 in actuarial liabilities for segregated fund guarantees. The net impact of other changes in methods and assumptions from regular review of experience and actuarial models is a $32 reduction of actuarial liabilities. The release of cyclical credit loss reserves follows recommendations by the Company’s external actuarial reviewer that led to a review of the methods and assumptions for this reserve.
Note 8 ☐ Risk Management
In addition to risks related to reserve assumptions, the Company is also exposed to the following risks, which are considered in establishing actuarial liabilities:
a) Interest rate risk Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities. The uncertainty related to returns achievable on both fixed income and non-fixed income investments to be made in the future as recurring premiums are received and the impact of mismatches between the timing and amount of current assets and the liabilities they support are the principal components of investment return risk within the Company’s general fund. Interest rate risk exposures are measured using a variety of techniques, including cash flow gaps, durations, key rate durations, convexity, and earnings and shareholders’ economic value at risk. Shareholders’ economic value is calculated as the net present value of cash flows related to current assets, recurring premiums to be received and liabilities, discounted at market yields and adjusted for tax.
The Company’s general fund wealth management business may be exposed to interest rate risk as a result of mismatches between the timing and amount of its assets and liabilities. The impact on shareholders’ economic value of an immediate and permanent parallel shift of 1% in interest rates at all maturities across all markets arising from general fund wealth management business is as follows:

For the years ended December 31	2004	2003

1% increase in interest rates	$60	$17
1% decrease in interest rates	(67)	(20)

The Company’s general fund insurance business is supported by a portfolio of assets invested in a blend of medium to long maturity bonds and a material component of non-fixed income assets, with the investment allocations between fixed income and non-fixed income assets managed proactively. As a result, the interest rate risk related to this business is not easily identified separately from the price volatility related to non-fixed income assets.
b) Reinsurance risk In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.
96      MFC 2004 Annual Report

The effect of reinsurance on premium income was as follows:

For the years ended December 31	2004	2003

Direct premium income	$16,284	$10,398
Reinsurance assumed	1,318	788
Reinsurance ceded	(1,315)	(646)

Total premium income	$16,287	$10,540

Note 9 ☐ Income Taxes
The effective income tax rate for the provision for income taxes reported in the Consolidated Statement of Operations varies from the income taxes computed at the Canadian statutory tax rate of 34% for the year ended December 31, 2004 (2003 – 36%) for the following reasons:

Reconciliation of income tax expense
For the years ended December 31	2004	2003

Income tax at Canadian statutory tax rate	$1,169	$667
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(85)	(76)
Differences in tax rates on income not subject to tax in Canada	(228)	(260)
Recognition of tax benefit from prior years	(5)	(14)
Other	23	(1)

Income tax expense	$874	$316

Components of income tax expense included in the Consolidated Statements of Operations are as follows:

For the years ended December 31	2004	2003

Canadian income tax expense:
Current	$106	$64
Future	139	76

	$245	$140

Foreign income tax expense
Current	$135	$50
Future	494	126

	$629	$176

Income tax expense	$874	$316

The amount of income taxes paid in cash during the year ended December 31, 2004 was $386 (2003 – $91).
Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31	2004	2003

Consolidated Statements of Operations
Income taxes	$874	$316
Consolidated Statements of Equity
Currency translation account	28	102

Income taxes	$902	$418

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognized a future tax liability on these undistributed earnings to the extent that management expects it will be incurred on earnings repatriated in the foreseeable future. If all undistributed earnings were repatriated, incremental taxes that would be chargeable as at December 31, 2004 are estimated to be $244 (2003 – $229).
Notes to the Consolidated Financial Statements       97

The following table presents future income taxes in total, and the principal components:

For the years ended December 31	2004	2003

Future income tax asset:
Actuarial liabilities	$1,556	$–
Gains on sale of invested assets	243	409
Other	1,818	744

	$3,617	$1,153
Valuation allowance	(156)	(160)

Future income tax asset	$3,461	$993

Future income tax liability:
Actuarial liabilities	$–	$(655)
Real estate	(349)	(327)
Securities and other investments	(3,460)	(101)
Intangibles	(632)	–
Other	–	(80)

Future income tax liability	$(4,441)	$(1,163)

Net future income tax liability	$(980)	$(170)

As at December 31, 2004, the Company has approximately $1,393 (2003 – $2,152) of tax loss carry forwards available, which expire between the years 2006 and 2018. A benefit has been recognized in the amount of $333 (2003 – $598) in future income taxes. A benefit in the amount of $156 (2003 – $160) has not been recognized.
Note 10 ☐ Consumer Notes
A subsidiary of JHF issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are issued weekly with a variety of maturities, interest rates and call provisions. SignatureNotes may be redeemed upon the death of the holder, subject to an overall program redemption limit of 1% of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal. As at December 31, 2004, interest rates ranged from 1.75% to 6.25% with maturities until 2032. The fair value of consumer notes as at December 31, 2004 was $2,865.
Note 11 ☐ Commercial Paper
Included in other liabilities is commercial paper issued by JHF that was primarily used to meet working capital needs. The carrying value of commercial paper outstanding as at December 31, 2004 was $349 (2003 – nil). Outstanding commercial paper as at December 31, 2004 had a weighted average interest rate of 1.18% and a weighted average life of approximately 33 days. The carrying value of the commercial paper approximates its fair value. Commercial paper borrowing arrangements are supported by a syndicated line of credit.
Note 12 ☐ Long-Term Debt

As at December 31	2004	2003

Senior debt
5.625% Notes payable U.S. dollar	$635	$–
Other notes payable	639	–
Subordinated notes
7.875% U.S. dollar	252	323
5.70% Canadian dollar	250	250
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	622	–

Total long-term debt	$2,948	$1,123

Fair value	$3,050	$1,199

The fair value of long-term debt is determined by reference to current market prices, where available. The cash amount of interest paid during the year ended December 31, 2004 was $168 (2003 – $93).
a) 5.625% U.S. dollar notes payable On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1,000 effective shelf registration statement.
b) Other notes payable The notes payable bear interest rates ranging from 6.4% to 12.1% and mature in varying amounts to 2012. The notes were issued by various subsidiaries of JHF.
98      MFC 2004 Annual Report

c) 7.875% U.S. dollar subordinated notes During 1995, the Company issued U.S. $250 ($341) in 7.875% subordinated notes due April 15, 2005. This debt was issued as a private placement under Rule 144A of the Securities Act (United States). During 2004, U.S. $41 of these subordinated notes were purchased at a cost of U.S. $44 ($58) and extinguished.
d) Canadian dollar subordinated debt On February 16, 2001, the Company issued, in two tranches, $800 in unsecured subordinated debentures, redeemable in whole or in part by the Company at any time. Debentures with principal of $250, maturing on February 16, 2011, bear interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance Rate (adjusted quarterly). Proceeds to Manufacturers Life, net of issuance costs, were approximately $796. The debt constitutes Tier 2B regulatory capital.
e) U.S. dollar surplus notes On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.
The carrying value of the senior debt and surplus notes reflects a net increase of U.S. $125 relating to the unamortized fair value adjustment of these instruments, which arose as a result of the acquisition of JHF (note 3). The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.
Aggregate maturities of long-term debt are as follows:

As at December 31	2004	2003

Less than one year	$417	$–
One to two years	19	323
Two to three years	14	–
Three to four years	638	–
Four to five years	1	–
Greater than five years	1,859	800

Total	$2,948	$1,123

Note 13 ☐ Non-Controlling Interest in Subsidiaries

As at December 31	2004	2003

Non-controlling interest in common equity of subsidiaries	$43	$37
Manulife Financial Capital Securities – Series A	60	60
Manulife Financial Capital Securities – Series B	940	940

Total	$1,043	$1,037

On December 10, 2001, Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, issued 60,000 Manulife Financial Capital Securities (“MaCS”) – Series A and 940,000 Manulife Financial Capital Securities – Series B. These securities are exchangeable into newly issued Manufacturers Life Class A Shares Series 2, in the case of MaCS – Series A, or newly issued Manufacturers Life Class A Shares Series 4, in the case of MaCS – Series B, under certain circumstances.
Each MaCS – Series A entitles the holder to receive fixed cash distributions payable semi-annually in the amount of $35.00. Each MaCS – Series B entitles the holder to receive fixed cash distributions payable semi-annually in the amount of $33.50.
The MaCS, with regulatory approval, may be redeemed in whole, upon the occurrence of certain tax or regulatory capital changes, or on or after December 31, 2006, at the option of the Trust.
Under certain circumstances, each MaCS will be automatically exchanged, without the consent of the holders, for Manufacturers Life Class A Shares Series 3, in the case of MaCS – Series A, and Manufacturers Life Class A Shares Series 5, in the case of MaCS – Series B.
The MaCS – Series A and MaCS – Series B constitute Tier 1 regulatory capital.
Note 14 ☐ Trust Preferred Securities Issued by Subsidiaries

As at December 31	2004	2003

Trust preferred securities	$606	$650

Capital Trust Pass-through Securities Units of U.S. $500 ($672) were issued by subsidiaries of MFC in January 1997, maturing February 1, 2027.
Each unit consists of one 8.25% trust preferred security, issued by the trust subsidiary, and one 0.125% preferred purchase contract, issued by The Manufacturers Investment Corporation (“MIC”). The trust subsidiary’s only asset is an investment in notes issued by MIC. Holders of each purchase contract may be required to purchase 20 non-cumulative perpetual preferred shares, Series A of MIC,
Notes to the Consolidated Financial Statements       99

at U.S. $50 per share. Holders may satisfy this purchase by delivering the trust preferred securities to MIC in exchange for the perpetual preferred shares.
The Securities Units were issued as a private placement under Rule 144A of the Securities Act (United States).
From the Company’s perspective, the issue is equivalent to a combination of 8.25% subordinated debt maturing February 1, 2027, and an option exercisable by the Company, requiring contract holders to purchase an equivalent amount of perpetual preferred shares in MIC. The securities form part of the Company’s regulatory capital.
Note 15 ☐ Preferred Shares Issued by a Subsidiary
The Maritime Life Assurance Company (“MLAC”), a subsidiary of JHF, had preferred shares outstanding as at the date of MFC’s acquisition of JHF.
The MLAC First Preferred Shares, Series A were non-voting, bore cumulative dividends and were redeemable at the election of MLAC at a par value of $25.00 per share. On October 15, 2004, the Company redeemed all of the outstanding First Preferred Shares, Series A at a total par value of $35 plus prorated dividends to but not including the redemption date.
MLAC’s Second Preferred Shares, Series 1 (“Series 1 Shares”) were non-voting, bore non-cumulative dividends and were redeemable at the election of MLAC on December 31, 2004 and every five years plus one day thereafter at a price of $25.00 per share or at $25.50 per share at any other time after December 31, 2004. All the outstanding Series 1 Shares were redeemed on December 31, 2004, at a total par value of $100.
MLAC’s Second Preferred Shares, Series 3 (“Series 3 Shares”) were non-voting, bore non-cumulative dividends and were redeemable at the election of MLAC at $26.00 per share on or after December 31, 2007, or $25.75 per share on or after December 31, 2008, or $25.50 per share on or after December 31, 2009, or $25.25 per share on or after December 31, 2010, or $25.00 per share on or after December 31, 2011. On October 20, 2004, Manufacturers Life completed an offer made to holders of MLAC’s Series 3 Shares on September 27, 2004 to exchange each Series 3 Share for one Manufacturers Life Class A, Series 6 Preferred Share (“Series 6 Share”). Holders of Series 3 Shares tendered 86% of shares outstanding in exchange for Series 6 Shares, which have the same economic terms as the Series 3 Shares. For those Series 3 Shares not exchanged, MLAC’s Board of Directors approved a by-law providing for the consolidation of the Series 3 Shares on the basis of one consolidated Series 3 Share for each 1,000,000 existing Series 3 Shares. Manufacturers Life voted all of the Series 3 Shares that it acquired pursuant to the exchange offer in favour of the consolidation by-law, which was approved by MLAC’s policyholders and preferred shareholders at a special meeting held on November 24, 2004. As a result of the consolidation and in accordance with the by-law, holders of fractional Series 3 Shares after consolidation received a cash payment for each of their Series 3 Shares held prior to consolidation equal to $26.82 plus declared and unpaid dividends prorated to the date immediately prior to the consolidation. Excluding dividends, $15 was paid to outside shareholders.
Note 16 ☐ Share Capital
The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.
Preferred shares On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per Series 1 Preferred Share. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.
Common shares On October 30, 2003, MFC received acceptance from the Toronto Stock Exchange (the “Exchange”) of the Company’s intention to make a normal course issuer bid to purchase up to 46 million of its common shares, representing approximately 9.9% of common shares then outstanding. Purchases made under the bid were executed on the Exchange in the 12 months following the commencement of the bid on November 4, 2003. On April 1, 2004, the Exchange accepted an amendment to the terms of this normal course issuer bid. Under this amendment, MFC could have repurchased up to 79 million of its common shares, representing approximately 9.9% of common shares outstanding following the merger with JHF. In addition, pursuant to a waiver granted to MFC by the Exchange, MFC could have repurchased the full amount of common shares under the bid without regard to the usual limit of 2% of the outstanding common shares in any 30-day period. This amendment to the normal course issuer bid became effective on April 20, 2004 and expired on November 3, 2004. During the year ended December 31, 2004, MFC purchased and subsequently cancelled four million (2003 – 220 thousand) of its common shares pursuant to this normal course issuer bid at a total cost of $203 (2003 – $9).
A previous normal course issuer bid program terminated on October 16, 2003.
100      MFC 2004 Annual Report

Pursuant to the merger with JHF, holders of JHF common stock received 1.1853 common shares of MFC for each JHF common stock. Approximately 342 million MFC common shares were issued at an ascribed price of $39.61 per share.
On November 4, 2004, the Exchange accepted the Company’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2004. Under this bid, MFC may repurchase up to 55 million of its common shares, representing approximately 6.8% of common shares outstanding, provided that the aggregate purchase price of the shares acquired under this bid does not exceed $3,000. The Company is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid. During the year ended December 31, 2004, MFC purchased and subsequently cancelled six million of its common shares pursuant to this normal course issuer bid at a total cost of $306.
All transactions under the normal course issuer bids were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bids will be cancelled.
In total, during the year ended December 31, 2004, MFC purchased and subsequently cancelled 10 million (2003 – 220 thousand) of its common shares pursuant to all normal course issuer bids at a total cost of $509 (2003 – $9).
In accordance with the provisions of the Plan of Demutualization of Manufacturers Life and the share capital by-laws of MFC, unclaimed demutualization benefits issued in the form of MFC common shares to eligible policyholders whose addresses were not known to the Company (Lost Policyholders) were cancelled effective August 31, 2002. The unclaimed demutualization benefits that were cancelled include approximately two million common shares of MFC with a nominal share capital. The cancellation of the common shares was reflected in these consolidated financial statements, retroactive to August 31, 2002. Under the Plan of Demutualization and the share capital by-laws of MFC, Lost Policyholders may claim their cancelled demutualization benefits at any time and are entitled to have reissued to them the number of MFC common shares they were entitled to receive on demutualization, together with all dividends paid on the common shares from the date of demutualization, without interest.

	2004		2003

	Number of		Number of
	shares		shares
For the years ended December 31	(in millions)	Amount	(in millions)	Amount

Common Shares
Balance, January 1	463	$599	463	$596
Issued on acquisition of subsidiary (note 3)	342	13,510	–	–
Issued on exercise of stock options and deferred share units (note 17)	14	712	–	3
Normal course issuer bids – purchased for cancellation	(10)	(175)	–	–
Cancelled	(2)	–	–	–

Balance, December 31	807	$14,646	463	$599

Note 17 ☐ Stock-Based Awards
Under the Company’s Executive Stock Option Plan (“ESOP”), stock options are periodically granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC’s common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 36,800,000 common shares have been reserved for issuance under the ESOP.
In 2000, the Company also granted deferred share units (“DSUs”) to certain employees under the ESOP. The DSUs vested over a four-year period and each unit entitles the holder to receive one common share on retirement or termination of employment. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on the common shares. No DSUs were granted during 2004 and 2003. The number of DSUs outstanding was two million as at December 31, 2004 (2003 – two million).
Effective January 1, 2001, the Company established the Global Share Ownership Plan (“GSOP”) for its eligible employees and the Stock Plan for Non-Employee Directors. Under the Company’s GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, the Company will match 50% of the employee’s eligible contributions. The Company’s contributions vest immediately. All contributions will be used by the plan’s trustee to purchase common shares in the open market.
Under the Company’s Stock Plan for Non-Employee Directors, each eligible director may elect to receive DSUs or common shares in lieu of cash equal to his or her annual director’s retainer and fees. Upon termination of Board service, the eligible director may elect to receive cash or common shares equal to the value of the DSUs accumulated in his or her account. A total of 500,000 common shares have been reserved for issuance under the Stock Plan for Non-Employee Directors.
The Company has previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). There were no stock options granted under this plan in 2004 resulting from a decision made by the Board of Directors in 2003 to permanently discontinue stock option grants to directors. A total of 500,000 common shares have been reserved for issuance under the DEIP.
Notes to the Consolidated Financial Statements       101

In 2003, the Company established a new Restricted Share Unit (“RSU”) plan. For the year ended December 31, 2004, 1.3 million (2003 – 969 thousand) RSUs were granted to certain eligible employees under this plan. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest over three years from the grant date, and the related compensation expense is recognized over this period. Compensation expense related to RSUs was $42 for the year ended December 31, 2004 (2003 – $13).
All JHF unvested stock options granted prior to the announcement of the merger with MFC on September 28, 2003, vested immediately prior to the date of acquisition and were exchanged for approximately 19 million MFC stock options. JHF stock options that were granted after the date of announcement were exchanged for approximately four million MFC stock options.

	2004		2003
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise	options	exercise
For the years ended December 31	(in millions)	price	(in millions)	price
Outstanding, January 1	12	$37.87	11	$38.20
Issued on acquisition (note 3)	23	$37.00	–	$–
Granted	2	$48.53	1	$36.38
Exercised	(14)	$39.47	–	$–
Forfeited	(2)	$42.77	–	$–
Outstanding as at December 31	21	$38.96	12	$37.87
Exercisable as at December 31	13	$36.71	6	$35.54

Options Outstanding

	Options Outstanding			Options Exercisable

		Weighted	Weighted
	Number	average	average	Number	Weighted
As at December 31, 2004	of options	exercise	contractual	of options	average
Exercise Price	(in millions)	price	remaining life	(in millions)	exercise price

$14.17 – $29.64	1	$25.99	2.4 years	1	$25.99
$30.80 – $39.03	7	$33.68	4.9 years	6	$33.24
$40.51 – $55.40	13	$43.05	5.5 years	6	$42.14

Total	21	$38.96	5.1 years	13	$36.71

The weighted average fair value of each option granted in the year has been estimated at $11.33 (2003 – $10.75) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 3.7% (2003 – 4.8%), dividend yield of 1.8% (2003 – 1.8%), expected volatility of 22.5% (2003 – 25%) and expected life of six (2003 – seven) years.
Effective January 1, 2003, the Company changed its accounting policy on a prospective basis for stock options granted to employees on or after January 1, 2002, from the intrinsic value method to the fair value method, and recorded an additional compensation expense, with an offsetting increase to contributed surplus, of $27 during the year ended December 31, 2004 (2003 – $14).
In aggregate, the Company recorded stock-based compensation expense of $69 for the year ended December 31, 2004 (2003 – $27).

Diluted earnings per share
For the years ended December 31	2004	2003

Net income available to common shareholders	$2,550	$1,539

Weighted average number of common shares (in millions)	698	463
Stock-based awards(1) (in millions)	6	3

Weighted average number of diluted common shares (in millions)	704	466

(1)	The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of two million anti-dilutive stock-based awards.
Note 18 ☐ Employee Future Benefits
The Company maintains a number of pension and benefit plans for its eligible employees and agents. The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Different assumptions and methods are prescribed for regulatory funding purposes compared to accounting purposes.
MFC acquired JHF in April 2004, including its pension and other retirement plans. There were no significant gains or losses as a result of plan amendments made to these plans from the acquisition.
102      MFC 2004 Annual Report

Total cash payments for employee future benefits for the year ended December 31, 2004 were $154 (2003 – $37) and includes cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefits plans, and cash contributed to its defined contribution plans.
The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at December 31, 2003. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2004.
Information about the Company’s benefit plans, in aggregate, was as follows:

	Pension benefits		Other employee benefits

For the years ended December 31	2004	2003	2004	2003

Changes in accrued benefit obligation:
Balance, January 1	$957	$892	$157	$141
JHF accrued benefit obligation at date of acquisition	3,196	–	881	–
Service cost	51	28	8	6
Interest cost	169	52	42	8
Plan participants’ contributions	1	1	–	–
Amendments	4	6	(2)	–
Actuarial loss	109	72	40	12
Benefits paid	(224)	(54)	(49)	(3)
Currency impact	(384)	(40)	(111)	(7)

Balance, December 31	$3,879	$957	$966	$157

	Pension benefits		Other employee benefits

For the years ended December 31	2004	2003	2004	2003

Changes in plan assets:
Fair value of plan assets, January 1	$641	$627	$–	$–
JHF plan assets at date of acquisition	2,983	–	327	–
Actual return on plan assets	379	76	27	–
Employer contributions	83	17	49	3
Plan participants’ contributions	1	1	–	–
Benefits paid	(224)	(54)	(49)	(3)
Currency impact	(364)	(26)	(42)	–

Fair value of plan assets(1), December 31	$3,499	$641	$312	$–

(1) Pension benefit plans include investments in MFC common shares of $3 (2003 – $1).

	Pension benefits		Other employee benefits

For the years ended December 31	2004	2003	2004	2003

Funded status, end of year	$(380)	$(316)	$(654)	$(157)
Unrecognized net actuarial loss (gain)	97	189	5	(39)
Unrecognized initial transition gain	–	(1)	–	–
Unrecognized prior service cost	23	23	(13)	–

Accrued benefit liability	$(260)	$(105)	$(662)	$(196)

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid benefit – cost	$104	$103	$–	$–
Accrued benefit liability	(364)	(208)	(662)	(196)

Accrued benefit liability	$(260)	$(105)	$(662)	$(196)

As at December 31, 2004, pension plans subject to regulatory required contributions consisted of assets of $3,486 (2003 – $641) and pension benefit obligations of $3,136 (2003 – $709).
Of the $380 unfunded pension benefit amount as at December 31, 2004 (2003 – $316), $683 (2003 – $207) relates to the Company’s executive supplementary pension plans of which $578 (2003 – $148) has been charged to earnings to date. Charges for other unfunded plans amounted to $47 as at December 31, 2004 (2003 – $41) of which $45 (2003 – $38) has been charged to earnings or otherwise accrued for in the Company’s accounts. The assets supporting unfunded pension liabilities are not separately segregated and form part of the general fund assets of the Company.
Notes to the Consolidated Financial Statements       103

The weighted average asset allocation of the Company’s principal pension plans by asset category was as follows:

	Actual allocation

As at December 31	2004	2003

Equity securities	62%	66%
Debt securities	31%	29%
Real estate	2%	5%
Other	5%	–

Total	100%	100%

Components of the net benefit expense were as follows:

	Pension benefits		Other employee benefits

For the years ended December 31	2004	2003	2004	2003

Defined benefit service cost	$51	$28	$8	$6
Defined contribution service cost	22	17	–	–
Interest cost	169	52	42	8
Actual (positive) negative return on plan assets	(379)	(76)	(27)	–
Actuarial (gains) losses	47	69	(2)	12
Plan amendments	4	6	(2)	–

Pension costs incurred before adjustments	$(86)	$96	$19	$26
Difference between costs arising in the period and cost recognized in respect of:
Return on plan assets(1)	177	31	9	–
Actuarial (gains) losses(2)	(35)	(58)	1	(15
Plan amendments(3)	(1)	(6)	(1)	–

Net benefit expense	$55	$63	$28	$11

(1)	Expected return on plan assets of $220 for the year ended December 31, 2004 (2003 – $45) less deferral of actual return on plan assets of $406 (2003 – $76).

(2)	Actuarial (gains) losses amortized in 2004 of $11 (2003 – $8) less actual actuarial (gains) losses incurred of $45 (2003 – $81).

(3)	Amortization of plan amendments/prior service cost in 2004 of nil (2003 – nil) less actual cost of plan amendments of $2 (2003 – $6).
The weighted average assumptions used by the Company to determine the benefit obligation and net benefit expense were as follows:

	Pension benefits		Other employee benefits

For the years ended December 31	2004	2003	2004	2003

To determine benefit obligation at end of year
Discount rate	5.8%	6.0%	5.8%	6.0%
Rate of compensation increase	3.9%	3.6%	3.2%	3.5%

To determine net benefit expense for the year
Discount rate	6.2%	6.1%	6.0%	6.2%
Expected return on plan assets(1)	8.2%	7.2%	8.75%	n/a
Rate of compensation increase	3.1%	3.6%	3.4%	3.5%

(1)	The expected return on pension plan assets for U.S.-based plans ranged from 8.25% to 8.5%. Plans based in Canada had an expected return on plan assets of 7%.
To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.
Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. The impact of a 100 basis-point change in assumed health care cost trend rates would have been as follows:

	100 basis-point	100 basis-point
As at and for the year ended December 31, 2004	increase	decrease

Effect on post-employment benefit obligation	62	(51)
Effect on total service and interest costs	5	(4)

Note 19 ☐ Commitments and Contingencies
a) Legal proceedings The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, security laws, and laws governing the activities of
104      MFC 2004 Annual Report

broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.
b) Investment commitments In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,346 of outstanding investment commitments as at December 31, 2004, of which $520 mature in 30 days, $1,205 mature in 31 to 365 days and $621 mature in 2006 or later. There were $507 of outstanding investment commitments as at December 31, 2003, of which $198 matured in 30 days, $240 matured in 31 to 365 days and $69 matured in 2005 or later.
c) Letters of credit In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2004, letters of credit in the amount of $3,773 (2003 – $2,211) were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2004 and 2003.
d) Pledged assets In the normal course of business, certain of MFC’s subsidiaries pledge their assets as security for liabilities incurred. The amounts pledged were as follows:

	2004		2003
As at December 31	Bonds	Other	Bonds	Other
In respect of:
Derivatives	$122	$11	$–	$7
Regulatory requirements	126	–	43	–
Securities borrowed	390	–	–	–
Real estate	–	81	–	74
Total	$638	$92	$43	$81

e) Lease obligations The Company has a number of obligations under long-term capital and operating leases, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under capital and non-cancelable operating leases are presented below:

		Operating
	Capital leases	leases	Total

2005	$17	$134	$151
2006	17	147	164
2007	17	147	164
2008	17	147	164
2009	17	32	49
Thereafter	157	260	417

Total minimum lease payments	$242	$867	$1,109

f) Capital requirements Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian insurance companies to maintain, at all times, minimum levels of capital (which principally includes common shareholders’ equity (including retained earnings), non-cumulative perpetual preferred shares, subordinated debt, other financial instruments that qualify as regulatory capital and the participating account) calculated in accordance with Minimum Continuing Capital and Surplus Requirements. In addition to the requirements under Canadian law, MFC must also maintain minimum levels of capital for its foreign subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital well in excess of the minimum required in all foreign jurisdictions in which the Company does business.
There are additional restrictions on distributions in foreign jurisdictions in relation to shareholder dividends. In the U.S., MFC’s principal insurance subsidiaries are domiciled in Michigan and Massachusetts. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary to the parent company would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. Under the Massachusetts insurance law, no insurer may pay any shareholder dividend from any source other than statutory unassigned funds without the prior approval of the Massachusetts Commissioner of Insurance (the “MCI”). The Massachusetts insurance holding company act requires that notification be given to the MCI no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution by a Massachusetts insurance company. Further, this act provides that no extraordinary dividend may be paid without 30 days prior written notice to the MCI, and only if the MCI has not disapproved, or has approved, the payment within the 30-day notice period. An extraordinary dividend is any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of an insurance company’s surplus as regards to policyholders as of the preceding December 31, or (ii) a life insurance company’s statutory net gain from operations for the 12 months ending on the preceding December 31.
Notes to the Consolidated Financial Statements       105

g) Participating business In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks,” transfers are governed by the terms of Manufacturers Life’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.
Note 20 ☐ Fair Value of Financial Instruments
Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values are management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include any tax impact.
Both the fair values and the basis for determining the fair value of invested assets, actuarial liabilities, commercial paper, long-term debt and derivative financial instruments are disclosed in notes 6, 7, 11, 12 and 21, respectively.
The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.
The fair value of bank deposits is estimated at $4,371 as at December 31, 2004 (2003 – $2,554) compared to a carrying value of $4,373 as at December 31, 2004 (2003 – $2,550). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.
Note 21 ☐ Derivative Financial Instruments
Derivative financial instruments are financial contracts, the values of which are derived from underlying assets or interest or foreign exchange rates. Derivatives such as interest rate and cross currency swaps, forward contracts, total return swaps, futures agreements and options are used to hedge and manage exposures to changes in interest rate levels, foreign exchange rates and equity market prices, to replicate permissible investments, to manage the duration of assets and liabilities and to hedge anticipated transactions.
Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows. For interest rate swaps, counterparties generally exchange fixed and floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve an initial and final exchange of principal amounts between parties as well as the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. Equity contracts involve the exchange of floating rate interest payments for the receipt of returns from an equity market index.
Forward and futures agreements are contractual obligations to buy or sell a financial instrument at a future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties and futures agreements are standardized contracts that are transacted on regulated exchanges.
Options are contractual agreements whereby the holder has the right, but not the obligation, to buy or sell a specified amount of the financial instrument at a predetermined price within a specified time.
Hedge effectiveness is assessed quarterly using a variety of techniques including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative match the hedged risk in the hedged item.
Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure represents the potential for future changes in value based upon a formula prescribed by OSFI.
Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.
Fair value is summarized by derivative type and represents the unrealized net gain or loss, accrued interest receivable or payable, and premiums paid or received. Substantially all derivative financial instruments wholly or partially offset the change in fair values of related on-balance sheet assets and liabilities.
106      MFC 2004 Annual Report

The Company had the following amounts outstanding:

	Remaining term to maturity (notional amounts)				Fair value
									Risk-
As at December 31	Under 1	1 to 5	Over 5					Credit risk	weighted
2004	year	years	years	Total	Positive	Negative	Net	equivalent	amount

Interest rate contracts:
Swap contracts	$4,245	$13,828	$29,495	$47,568	$1,221	$(1,447)	$(226)	$797	$247
Future contracts	416	–	–	416	–	–	–	–	–
Options purchased	73	978	5,874	6,925	117	–	117	149	49
Options written	36	14	–	50	–	(5)	(5)	–	–

Sub-total	$4,770	$14,820	$35,369	$54,959	$1,338	$(1,452)	$(114)	$946	$296
Foreign exchange:
Swap contracts	591	10,111	3,234	13,936	1,458	(1,626)	(168)	1,289	403
Forward contracts	1,670	83	16	1,769	37	(15)	22	45	14
Other	481	512	–	993	15	(6)	9	143	44

Total	$7,512	$25,526	$38,619	$71,657	$2,848	$(3,099)	$(251)	$2,423	$757

2003

Interest rate contracts:
Swap contracts	$492	$1,448	$451	$2,391	$59	$(74)	$(15)	$42	$11
Future contracts	3	–	–	3	–	–	–	–	–
Options written	–	15	–	15	–	(1)	(1)	–	–

Sub-total	$495	$1,463	$451	$2,409	$59	$(75)	$(16)	$42	$11
Foreign exchange:
Swap contracts	948	2,257	664	3,869	259	(130)	129	307	88
Forward contracts	1,537	65	–	1,602	48	(3)	45	26	6
Other	496	8	–	504	21	(3)	18	32	10

Total	$3,476	$3,793	$1,115	$8,384	$387	$(211)	$176	$407	$115

Note 22 ☐ Segmented Information
The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada and Asia. Manulife Financial also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.
The Company’s business segments include the U.S. Protection, U.S. Wealth Management, Canadian, Asian, Japan, Reinsurance and Guaranteed & Structured Financial Products (“G&SFP”) Divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.
Due to the complexity of the Company, certain estimates and allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of the changes in methods and assumptions (note 7(e)) is reported in the “Corporate and Other” segment.
The accounting policies of the segments are the same as those described in note 1, Nature of Operations and Significant Accounting Policies.
Notes to the Consolidated Financial Statements       107

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.

		U.S.
By segment	U.S.	Wealth
For the year ended	Protection	Mgmt	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
December 31, 2004	Division	Division	Division	Division	Division	Division	Division	& Other	Totals

Revenue
Premium income
Life and health insurance	$4,710	$–	$4,385	$1,752	$1,105	$982	$–	$–	$12,934
Annuities and pensions	–	1,344	874	79	–	–	1,056	–	3,353

Total premium income	$4,710	$1,344	$5,259	$1,831	$1,105	$982	$1,056	$–	$16,287
Net investment income	2,321	930	2,271	401	185	187	1,276	252	7,823
Other revenue	442	1,479	480	179	45	36	17	362	3,040

Total revenue	$7,473	$3,753	$8,010	$2,411	$1,335	$1,205	$2,349	$614	$27,150

Interest expense	$20	$5	$118	$43	$1	$4	$100	$203	$494

Income before income taxes	$700	$554	$811	$353	$208	$315	$306	$192	$3,439
Income taxes	(233)	(157)	(194)	(31)	(43)	(83)	(94)	(39)	(874)

Net income	$467	$397	$617	$322	$165	$232	$212	$153	$2,565

Segregated fund deposits	$1,106	$17,145	$3,116	$1,197	$2,394	$–	$31	$115	$25,104

Goodwill
Balance, January 1	$–	$67	$72	$27	$423	$–	$–	$–	$589
JHF acquisition	3,139	2,130	1,816	138	–	89	–	129	7,441
Change in foreign exchange rates	(383)	(263)	–	(13)	(12)	(11)	–	(16)	(698)

Balance, December 31	$2,756	$1,934	$1,888	$152	$411	$78	$–	$113	$7,332

As at December 31, 2004
Actuarial liabilities	$39,488	$18,667	$28,685	$5,430	$6,574	$1,355	$30,605	$(196)	$130,608

Total assets	$50,593	$23,978	$41,560	$8,271	$8,913	$3,382	$36,229	$11,320	$184,246

Segregated funds net assets	$10,953	$72,186	$19,422	$4,498	$3,412	$–	$4,965	$2,454	$117,890

By geographic location
For the year ended December 31, 2004	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$5,093	$4,442	$2,857	$542	$12,934
Annuities and pensions	2,400	874	79	–	3,353

Total premium income	$7,493	$5,316	$2,936	$542	$16,287
Net investment income	4,478	2,726	586	33	7,823
Other revenue	2,249	520	235	36	3,040

Total revenue	$14,220	$8,562	$3,757	$611	$27,150

108      MFC 2004 Annual Report

		U.S.
By segment	U.S.	Wealth
For the year ended	Protection	Mgmt	Canadian	Asian	Japan	Reinsurance	G&SFP	Corporate
December 31, 2003	Division	Division	Division	Division	Division	Division	Division	& Other	Totals

Revenue
Premium income
Life and health insurance	$2,100	$–	$2,684	$1,488	$1,232	$736	$–	$–	$8,240
Annuities and pensions	–	1,373	832	95	–	–	–	–	2,300

Total premium income	$2,100	$1,373	$3,516	$1,583	$1,232	$736	$–	$–	$10,540
Net investment income	1,260	442	1,842	328	150	219	–	178	4,419
Other revenue	129	891	284	134	34	44	–	31	1,547

Total revenue	$3,489	$2,706	$5,642	$2,045	$1,416	$999	$–	$209	$16,506

Interest expense	$13	$2	$91	$41	$2	$3	$–	$101	$253

Income (loss) before income taxes	$404	$227	$653	$328	$129	$279	$–	$(168)	$1,852
Income taxes	(129)	(47)	(158)	(17)	(23)	(63)	–	121	(316)

Net income (loss)	$275	$180	$495	$311	$106	$216	$–	$(47)	$1,536

Segregated fund deposits	$360	$13,654	$1,993	$1,013	$693	$–	$–	$–	$17,713

Goodwill
Balance, January 1	$–	$82	$72	$13	$467	$–	$–	$–	$634
Acquisition	–	–	–	16	–	–	–	–	16
Change in foreign exchange rates	–	(15)	–	(2)	(44)	–	–	–	(61)

Balance, December 31	$–	$67	$72	$27	$423	$–	$–	$–	$589

As at December 31, 2003
Actuarial liabilities	$13,835	$5,436	$19,100	$4,156	$7,783	$832	$–	$505	$51,647

Total assets	$16,126	$6,630	$27,480	$6,435	$10,458	$3,450	$–	$6,937	$77,516

Segregated funds net assets	$1,997	$54,245	$10,701	$3,421	$1,100	$–	$–	$–	$71,464

By geographic location
For the year ended December 31, 2003	United States	Canada	Asia	Other	Total

Revenue
Premium income
Life and health insurance	$2,383	$2,745	$2,720	$392	$8,240
Annuities and pensions	1,373	832	95	–	2,300

Total premium income	$3,756	$3,577	$2,815	$392	$10,540
Net investment income	1,830	2,069	478	42	4,419
Other revenue	1,044	304	175	24	1,547

Total revenue	$6,630	$5,950	$3,468	$458	$16,506

Note 23 ☐	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.
Notes to the Consolidated Financial Statements       109

a) Condensed Consolidated Balance Sheets

As at December 31	2004				2003

	Note 23		U.S.	Canadian	U.S.	Canadian
	Reference		GAAP	GAAP	GAAP	GAAP

Assets
Bonds	g (i	)	$111,244	$106,612	$45,119	$42,216
Mortgages	g (ii	)	28,699	28,684	10,349	10,401
Stocks	g (iii	)	9,885	7,805	6,126	5,866
Real estate	g (iv	)	3,671	4,669	3,031	3,962
Policy loans			6,743	6,743	4,348	4,348
Cash and short-term investments			8,559	8,517	5,877	5,877
Bank loans			1,391	1,391	934	934
Other investments	g (ix	)	4,851	4,721	774	861

Total invested assets			$175,043	$169,142	$76,558	$74,465

Other assets
Accrued investment income			$1,777	$1,777	$914	$914
Outstanding premiums			549	549	490	490
Deferred acquisition costs	g (vi	)	8,196	–	6,945	–
Reinsurance deposits and amounts recoverable	h (vi	)	3,845	–	1,602	–
Goodwill			6,070	7,332	542	589
Intangible assets			1,806	1,806	–	–
Value of business acquired	g (vii	)	4,757	–	206	–
Miscellaneous			5,345	3,640	1,119	1,058

Total other assets			$32,345	$15,104	$11,818	$3,051

Total assets			$207,388	$184,246	$88,376	$77,516
Segregated funds net assets(2)	h (iv	)	114,196	–	71,464	–

Total assets			$321,584	$184,246	$159,840	$77,516

Segregated funds net assets(2)	h (iv	)		$117,890		$71,464

Liabilities and equity
Actuarial liabilities	g (v), h (iii	)	$125,916	$130,608	$60,521	$51,647
Other policy-related benefits			31,877	6,802	5,205	4,582
Deferred realized net gains	g (i) – (iv	)	–	3,667	–	3,293
Banking deposits			4,373	4,373	2,550	2,550
Consumer notes			2,863	2,881	–	–
Future income tax liability(1)			1,487	980	1,058	170
Other liabilities			8,555	6,800	4,073	3,206

			$175,071	$156,111	$73,407	$65,448
Long-term debt			2,976	2,948	1,123	1,123
Non-controlling interest in subsidiaries			41	43	41	37
Manulife Capital Financial Securities(2)			1,000	1,000	1,000	1,000
Trust preferred securities issued by subsidiaries			606	606	650	650
Preferred shares issued by a subsidiary			93	93	–	–
Segregated funds net liabilities (3)	h (iv	)	114,196	–	71,464	–
Preferred shares			344	344	344	344
Common shares, retained earnings, contributed surplus and currency translation account			24,414	23,101	10,197	8,914
Accumulated effect of comprehensive income on equity			2,843	–	1,614	–

Total liabilities and equity			$321,584	$184,246	$159,840	$77,516

Segregated funds net liabilities(2)	h (iv	)		$117,890		$71,464

(1)	U.S. GAAP terminology is deferred income taxes.
(2)	U.S. GAAP classification is senior notes issued to Manulife Financial Capital Trust (see note 23 (i)).
(3)	U.S. GAAP terminology is separate accounts.
110      MFC 2004 Annual Report

b) Condensed Consolidated Statements of Operations

For the years ended December 31	2004				2003

	Note 23		U.S.	Canadian	U.S.	Canadian
	Reference		GAAP	GAAP	GAAP	GAAP

Revenue
Premium income	g (viii), h (i	)	$9,987	$16,287	$6,175	$10,540
Fee income	g (viii	)	3,900	–	1,930	–
Investment income	g (i) – (iv), g (ix	)	6,742	7,823	3,645	4,419
Realized investment gains	g (i) – (iv), g (ix	)	1,433	–	1,157	–
Other revenue			284	3,040	272	1,547

Total revenue			$22,346	$27,150	$13,179	$16,506

Policy benefits and expenses
Policyholder payments	h (ii), h (iii	)	$9,087	$18,163	$6,497	$9,331
Amortization of deferred acquisition costs and value of business acquired			1,085	–	630	–
Change in actuarial liabilities	h (i), h (iii	)	4,308	(1,137)	1,416	1,147
Commissions, general and other expenses	g (vi	)	4,270	6,544	2,615	4,061
Non-controlling interest in subsidiaries			87	87	55	57
Trust preferred securities issued by subsidiaries			54	54	58	58

Total policy benefits and expenses			$18,891	$23,711	$11,271	$14,654

Income before income taxes			$3,455	$3,439	$1,908	$1,852
Income tax			(860)	(874)	(348)	(316)
Change in accounting policy, net of income taxes	i		30	–	–	–

Net income			$2,625	$2,565	$1,560	$1,536

Weighted average number of common shares outstanding (in millions):
Basic			698	698	463	463
Diluted			704	704	466	466
Earnings per share:
Basic			$3.76	$3.65	$3.37	$3.33
Diluted			$3.73	$3.62	$3.35	$3.31
Notes to the Consolidated Financial Statements       111

c)	Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

For the years ended December 31	Net income				Equity

	Note 23
	Reference		2004	2003	2004	2003

Net income and equity determined in accordance with Canadian GAAP			$2,565	$1,536	$23,445	$9,258
Bonds	g (i	)	328	409	3,845	1,784
Mortgages	g (ii	)	79	51	81	(11)
Stocks	g (iii	)	115	11	1,970	350
Real estate	g (iv	)	(78)	(106)	(889)	(844)
Actuarial liabilities and policy amounts on deposit	g (v	)	(1,779)	(1,106)	(11,364)	(6,648)
Value of business acquired	g (vii	)	(287)	(72)	(542)	(216)
Deferred acquisition costs(1)	g (vi	)	1,630	1,018	8,617	7,381
Deferred revenue	g (viii	)	168	(195)	(526)	(756)
Future income taxes(2)			(32)	(33)	(253)	(392)
Other investments	g (ix	)	(148)	18	320	53
Change in accounting policy, net of income taxes	i		30	–	30	–
Other reconciling items			34	29	24	582
Reclassification of preferred shares			–	–	(344)	(344)

Net income and equity determined in accordance with U.S. GAAP			$2,625	$1,560	$24,414	$10,197
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	g (i	)	1,221	(575)	4,124	2,903
Stocks	g (iii	)	272	1,122	1,375	1,103
Actuarial liabilities	g (v	)	(221)	(323)	(1,431)	(1,210)
Deferred acquisition costs	g (vi	)	14	(18)	(422)	(436)
Deferred revenue	g (viii	)	1	(13)	23	22
Value of business acquired	g (vii	)	(53)	–	(53)	–
Other			(44)	83	(50)	(6)
Future income taxes(2) on above			(292)	(163)	(986)	(694)
SFAS 133 adjustments(4)			331	89	263	(68)
Foreign currency translation(3)			(1,542)	(958)	–	–

Comprehensive income and equity determined in accordance with U.S. GAAP(5)			$2,312	$804	$27,257	$11,811

(1)	Deferred acquisition costs consist of $2,428 (2003 – $1,576) of capitalized expenditures less $798 (2003 – $558) of amortization charged to income.
(2)	U.S. GAAP terminology is deferred income taxes.
(3)	Included a gain of $146 (2003 – gain of $107), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.
(4)	Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Other comprehensive income related to SFAS 133 is net of $147 in income taxes (2003 – $28).
(5)	Included in comprehensive equity was gross unrealized investment gains and gross unrealized investment losses of $5,867 and $368 (2003 – $4,760 and $754), respectively.
d) Business combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all the outstanding common shares of JHF that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC. See note 3.
112      MFC 2004 Annual Report

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition.

	Canadian
As at April 28, 2004	GAAP	U.S. GAAP

Assets
Invested assets(1)	$106,647	$104,974
Intangible assets	2,041	2,041
Goodwill	7,441	6,054
Value of business acquired	–	5,327
Reinsurance recoverable	–	3,010
Other assets	4,542	4,542

Total assets acquired	$120,671	$125,948

Liabilities
Actuarial liabilities and policyholder funds	$95,850	$102,132
Other liabilities	10,751	9,746

Total liabilities assumed	$106,601	$111,878

Total purchase consideration	$14,070	$14,070

(1)	The difference in the fair values of invested assets at the time of acquisition reflects the difference between U.S. GAAP and Canadian GAAP on the accounting for leveraged leases pursuant to a business combination. Under U.S. GAAP, the deferred income tax liability associated with the investment in leveraged leases was offset against the leveraged lease assets.
e) Relationships with variable interest entities
With the acquisition of JHF in April 2004, the Company now has relationships with various types of special purpose entities (“SPEs”) and other entities, some of which are variable interest entities (“VIEs”), as defined by FIN46R – see further details in note 23 i) – Newly issued accounting statements. Presented below are discussions of the Company’s significant relationships with VIEs, including certain summarized financial information and conclusions about whether the Company should consolidate any VIE.
Any additional liabilities recognized as a result of consolidating any VIE with which the Company is involved would not represent additional claims on the general fund assets of the Company; rather, it would represent claims against additional assets recognized by the Company as a result of consolidating the VIE. These additional liabilities would be non-recourse to the general fund assets of the Company. Conversely, additional assets recognized as a result of consolidating a VIE would not represent additional assets which the Company could use to satisfy claims against its general fund assets, rather it would be used only to settle additional liabilities recognized as a result of consolidating a VIE.
Collateralized Debt Obligation Funds The Company acts as an investment manager to certain asset backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. CDOs raise capital by issuing debt and equity securities, and use this capital to invest in portfolios of interest bearing securities. The returns from a CDO’s portfolio of investments are used by the CDO to finance its operations including paying interest on its debt and paying advisory fees and other expenses. Any net income or net loss is shared by the CDO’s equity owners and, in certain circumstances where the Company manages the CDO, positive investment experience is shared by the Company through variable performance management fees. Any net losses in excess of the CDO equity are borne by the debt owners in ascending order of subordination. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.
In accordance with FIN46R, the Company is required to consolidate a CDO that is deemed to be a VIE, but only if the Company is deemed to be the primary beneficiary of the CDO. For those CDOs that are not deemed to be VIEs, the Company determines its consolidation status by considering the control relationships among the equity owners of the CDOs. However, the Company has determined that most of the CDOs are VIEs. The Company has also determined that it is not the primary beneficiary of nor, does it have controlling financial interest in, any CDO. Therefore, the Company does not use consolidation accounting for any of the CDOs that it manages.
Notes to the Consolidated Financial Statements       113

The Company believes that its relationships with its managed CDOs are collectively significant, and accordingly provides, in the tables below, summary financial data for all these CDOs, including information relating to the Company’s maximum exposure to loss as a result of its relationships with these CDOs. The Company has determined that it is not the primary beneficiary of any CDO in which it invests and does not manage and thus will not be required to consolidate these CDOs. In addition, as its relationships with these CDOs are not collectively significant, the Company does not disclose any related data. Credit ratings are provided by nationally recognized credit rating agencies, and relate to the debt issued by the CDOs in which the Company has invested.

Total size of Company-managed CDOs
As at December 31	2004	2003

Total assets	$4,545	$–

Total debt	$4,463	$–
Total other liabilities	11	–

Total liabilities	$4,474	$–
Total equity	71	–

Total liabilities and equity	$4,545	$–

Maximum exposure of the Company to losses from
Company-managed CDOs
As at December 31	2004		2003

Investment in tranches of Company-managed CDOs, by credit rating (Moody’s/Standard & Poors):	$	%	$		%

Aaa/AAA	$193	61		$–	–
Aa1/AA+	76	24		–	–
Baa2/BBB	–	–		–	–
B2	–	–		–	–
B3/B-	9	3		–	–
Caa1/CCC+	13	4		–	–
Not rated (equity)	25	8		–	–

Total Company exposure	$316	100		$–	–

Low-Income Housing Properties The Company has generated income tax benefits in the United States by investing in apartment properties (the “Properties”) that qualify for low-income housing and/or historic tax credits. Investments in these properties are primarily through limited partnership real estate investment funds, some of which are direct investments in Properties and others are consolidated into the Company’s financial statements. The Properties are organized as limited partnerships or limited liability companies each having a managing general partner or a managing member. The Company is usually the sole limited partner or investor member in each Property; it is not the general partner or managing member in any Property.
The Properties typically raise additional capital by qualifying for long-term debt, which at times is guaranteed or otherwise subsidized by United States federal or state agencies, or by Fannie Mae. In certain cases, the Company invests in the mortgages of the Properties. The Company’s maximum loss in relation to the Properties is limited to its equity investment in the Properties, future equity commitments made, and where the Company is the mortgagor, the outstanding balance of the mortgages originated for the Properties, and outstanding mortgage commitments to the Properties. The Company receives United States Federal income tax credits in recognition of its investment in each of the Properties for a period of 10 years. In some cases, the Company receives distributions from the Properties, which are based on a portion of the Property cash flows.
The Company has determined that it is not the primary beneficiary of any Property, and accordingly, the Company does not use consolidation accounting. The Company believes that its relationships with these Properties are significant, and therefore provides summary financial data for the Properties, and data relating to the Company’s maximum exposure to loss as a result of its relationships with these Properties in the following table.

Total size of the Properties(1)
As at December 31	2004	2003

Total assets	$1,482	$186

Total debt	$903	$122
Total other liabilities	137	20

Total liabilities	$1,040	$142
Total equity	442	44

Total liabilities and equity	$1,482	$186

(1)	Property level data reported above is reported with three-month delays due to the delayed availability of financial statements of the funds.
114      MFC 2004 Annual Report

Maximum exposure of the Company to losses from the Properties
As at December 31	2004	2003

Equity investment in the Properties(1)	$408	$20
Outstanding equity capital commitments to the Properties	109	–
Carrying value of mortgages for the Properties	81	–
Outstanding mortgage commitments to the Properties	1	–

Total Company exposure	$599	$20

(1)	Equity investment in the Properties above is reported with three-month delays due to the delayed availability of financial statements of the funds.
Other Entities The Company has investment relationships with a disparate group of entities (“Other Entities”), which result from the Company’s direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. The Company has determined that for each of these Other Entities that are VIEs, the Company is not the primary beneficiary, and therefore should not use consolidation accounting for these investments. The Company believes that its relationships with the Other Entities are not significant, and accordingly does not provide any summary financial data including data relating to the Company’s maximum exposure to loss as a result of its relationships with Other Entities. These potential losses are generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories.
f) Additional information required to be reported under U.S. GAAP
(i) Fair value of actuarial liabilities of investment contracts The fair value of actuarial liabilities of investment contracts as at December 31, 2004 was estimated at $47,742 (2003 – $15,171).
(ii) Derivative instruments and hedging activities The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement of Financial Accounting Standards No. 138 on January 1, 2001.
For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. The effective portion of changes in fair values of derivative instruments is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net losses of $28, included in other comprehensive income as at December 31, 2004 (2003 – $53), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.
Notes to the Consolidated Financial Statements       115

g)	Valuation and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Bonds	Bonds are carried at amortized cost, less an allowance for specific losses. Allowances are provided on a specific bond whenever a decline in the value of the bond is considered to be other than temporary. Realized gains and losses on sale are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold.	Bonds may be classified as “available-for-sale,” “held-to-maturity” or “trading” securities. “Available- for-sale” and “trading” bonds are carried at fair value, while “held-to-maturity” bonds are carried at amortized cost in the Consolidated Balance Sheets. A decline in the value of a specific “available-for- sale” or “held-to-maturity” bond that is considered to be other than temporary results in a write-down in the cost basis of the bond and a charge to income in the period of recognition. Realized gains and losses on sale are recognized in income immediately. Unrealized gains and losses on “available-for-sale” bonds, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” bonds are included in income immediately.

(ii) Mortgages	Mortgages are carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses are deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.	Mortgages are carried at amortized cost less repayments and an allowance for losses. Realized gains and losses are recognized in income immediately.

(iii) Stocks	Stocks are carried at a moving average market basis whereby carrying values are adjusted towards market value at 5% per quarter. Specific stocks are written down to fair value if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	Stocks may be classified as “available-for-sale” or “trading” securities and are carried at fair value in the Consolidated Balance Sheets. Other-than-temporary declines in the value of “available-for-sale” stocks result in a write-down in the cost basis of the stocks and a charge to income in the period of recognition. Realized gains and losses and other-than-temporary unrealized gains and losses on “available-for-sale” stocks are recognized in income immediately. Unrealized gains and losses on “available-for-sale” stocks, other than losses considered to be other than temporary, are excluded from income and reported net of tax in other comprehensive income, a component of equity, while unrealized gains and losses on “trading” stocks are included in income immediately.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down, taking into account discounted cash flows, if an impairment in the value of the property is considered to be other than temporary. Realized gains and losses are recognized in income immediately.

(v) Actuarial liabilities	Actuarial liabilities for all types of policies are calculated using the Canadian Asset Liability Method (“CALM”) and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the	There are three main Financial Accounting Standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”) applies to non-participating insurance, including whole life and term insurance, payout annuities, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders and related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to

116      MFC 2004 Annual Report

Canadian GAAP	U.S. GAAP

(v) Actuarial liabilities (continued)	calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed reinvestment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties.	recover the existing Deferred Acquisition Cost (“DAC”) asset, in which case the DAC asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.
Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”) applies to universal life-type contracts and investment contracts. The actuarial liability for these contracts is equal to the policyholder account value. There is no provision for adverse deviation. If it is determined that future income for universal life-type contracts is no longer adequate to recover the existing DAC, the DAC asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable. For contracts subject to SFAS 97 that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

In addition, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”), requires the recognition of additional actuarial liabilities for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”) applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that future income is no longer adequate to recover the existing DAC, in which case the DAC asset is reduced or written off and, to the extent necessary, actuarial liabilities increased. The actuarial liabilities may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses not already provided for on bonds and stocks had been realized. This adjustment to actuarial liabilities is recognized directly in equity and is not included in income.

Under U.S. GAAP, actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet.

Notes to the Consolidated Financial Statements       117

	Canadian GAAP	U.S. GAAP

(vi) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities for most policies.	Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in force face amount of the policies.

DAC associated with SFAS 97 and SFAS 120 policies (i.e. universal life-type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized. This adjustment to the DAC asset is recognized directly in equity and is not included in income.

(vii) Value of business acquired	The value of in force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.	The value of business acquired (“VOBA”) is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

(viii) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.	Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is amortized to fee income in the same pattern as the amortization of the DAC asset.

(ix) Derivatives	Derivatives are designated and effective as hedges if there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on derivatives designated and effective as hedges are accounted for on the same basis as the underlying assets and liabilities. Derivatives no longer considered hedges are carried on a moving market basis, whereby carrying values are moved toward market at a rate of 5% per quarter. Realized gains and losses are deferred and amortized into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.	All derivatives are reported in the Consolidated Balance Sheets at their fair values, with changes in fair values recorded in income or equity, depending on the nature and effectiveness of the hedge. Changes in the fair value of derivatives not designated as hedges will be recognized in current period earnings. Specific guidance is provided relating to the types of hedges, the measurement of hedge ineffectiveness and hedging strategies. When a derivative instrument that is designated and qualifies as a fair value hedge is terminated, a final fair value change is recorded in income, together with the offsetting change in fair value of the hedged item. When a derivative instrument that is designated and qualifies as a cash flow hedge is terminated, the effective portion of the accumulated gain or loss continues to be recorded in other comprehensive income until the hedged item is recorded in income. If the Company determines that a hedged forecasted transaction is no longer probable of occurring, the unrealized gain or loss from the derivative instrument recorded in other comprehensive income is immediately recognized in earnings.

118      MFC 2004 Annual Report

h) Presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP

(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.	Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.	For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.

(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.	Assets and liabilities are called separate accounts and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

(v) Consolidated statements of cash flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in a consolidated statement of cash flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in a consolidated statement of cash flows.

(vi) Reinsuranc	e Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.

i) Newly issued accounting statements Statement of Position 03-1 – “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”)
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1. SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders.
The Company adopted SOP 03-1 on January 1, 2004, which resulted in an increase in net income of $30 (net of tax of $19) and was recorded as the cumulative effects of an accounting change, on January 1, 2004. In addition, in conjunction with the adoption of SOP 03-1, the Company reclassified $1,000 in separate account assets and liabilities to the corresponding general account balance sheet accounts.
Statement of Financial Accounting Standards No. 150 – “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”)
In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 changes the accounting
Notes to the Consolidated Financial Statements       119

for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that certain financial instruments be classified as liabilities on issuer balance sheets, including those instruments that are issued in shares and are mandatorily redeemable, those instruments that are not issued in shares but give the issuer an obligation to repurchase previously issued equity shares, and certain financial instruments that give the issuer the option of settling an obligation by issuing more equity shares. SFAS 150 is effective for all financial instruments issued or modified after May 31, 2003. The adoption of SFAS 150 in 2003 resulted in the Company reclassifying its preferred shares out of shareholders’ equity, as the preferred shares are convertible into a variable number of common shares. Dividends paid on the preferred shares are classified as interest expense.
FASB Interpretation 46 (revised December 2003) – Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (“ARB 51”)
In December, 2003, the FASB re-issued Interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51,” (“FIN 46R”) which clarifies the consolidation accounting guidance of ARB 51, “Consolidated Financial Statements,” to certain entities for which controlling financial interests are not measurable by reference to ownership of the equity of the entity. Such entities are known as variable interest entities (“VIEs”).
Controlling financial interests of a VIE are defined as exposure of a party to the VIE to a majority of either the expected variable losses or expected variable returns of the VIE, or both. Such party is the primary beneficiary of the VIE and FIN 46R requires the primary beneficiary of a VIE to consolidate the VIE. FIN 46R also requires certain disclosures for significant relationships with VIEs, whether or not consolidation accounting is either used or anticipated.
In the event additional liabilities are recognized as a result of consolidating any VIEs with which the Company is involved, these additional liabilities would not represent additional claims on the general fund assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIEs. Conversely, in the event additional assets recognized as a result of consolidating VIEs, these additional assets would not represent additional funds which the Company could use to satisfy claims against its general fund assets, rather they would be used only to settle additional liabilities recognized as a result of consolidating the VIEs.
This interpretation was effective in 2003 for VIEs created after January 31, 2003 and on January 1, 2004 for all other VIEs. The Company has determined that no VIEs are required to be consolidated under the new guidance. In December 2001, Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, issued Manulife Financial Capital Securities (“MaCS”), the proceeds of which were used to purchase senior notes from the Company. The Trust is a VIE as defined by FIN 46R and since the Company is deemed not to be the primary beneficiary, the MaCS issued by the Trust have been deconsolidated (from non-controlling interest in subsidiaries), and the senior notes issued by the Company are now reported as senior notes issued to the Trust. The MaCS, totaling $1 billion, continue to form part of the Company’s Tier 1 regulatory capital.
FASB Derivative Implementation Group SFAS 133 Implementation Issue No. 36 – “Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument” (“DIG B36”)
In April 2003, the FASB’s Derivative Implementation Group released DIG B36, which addresses whether SFAS 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. The Company’s adoption of this guidance effective January 1, 2004 did not have a material impact on its consolidated financial position, results of operations or cash flows.
SFAS No. 148 – “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”)
In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123,” which is effective for fiscal years ending after December 31, 2002.
SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation, which is an optional alternative method of accounting presented in SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company adopted the fair value provisions of SFAS 123 on January 1, 2003 and utilized the transition provisions described in SFAS 148 on a prospective basis. For the periods prior to January 1, 2003, Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” was applied. Had the Company applied the fair value recognition provisions of SFAS 123, to all stock-based employee compensation, net income for the year ended December 31, 2004 would have been reduced by $10 (2003 – $22). Basic and diluted earnings per common share for the year ended December 31, 2004 would have decreased by $0.01 (2003 – $0.05).
Note 24 ☐ Comparatives
Certain comparative amounts have been reclassified to conform with the current year’s presentation.
120      MFC 2004 Annual Report

Source of Earnings

Manulife uses the Source of Earnings (“SOE”) to identify the primary sources of gains or losses in each reporting period. It is one of the key tools in understanding and managing the Company’s business. The SOE is prepared in accordance with regulatory guidelines prepared by the Canadian regulator, OSFI (Office of the Superintendent of Financial Institutions), and in accordance with draft guidelines prepared by the Canadian Institute of Actuaries.

The SOE attributes earnings to one of eight categories: expected profit from in force business; the impact of new business; experience gains or losses comparing actual to expected outcomes; the impact of management actions and changes in assumptions; the impact of segregated fund guarantees; earnings on surplus funds; other; and the cost of taxes. In aggregate, these elements explain the published $2,564 million in shareholders’ net income in 2004.

Expected profit from in force business represents the formula-driven release of Provisions for Adverse Deviation (“PfADs”) on the non-fee income insurance businesses and the expected annual income on fee businesses. PfADs represent additional amounts held in excess of the expected cost of discharging policy obligations to provide a margin of conservatism. These amounts are released over time as the Company is released from the risk associated with the policy obligations.

Impact of new business represents the financial impact of new business written in the period on the statement of operations. Writing new business creates economic value, which is offset by the conservative PfADs and other limits on capitalization of this economic value in the actuarial liabilities. Consequently, the Company reports an overall loss in the statement of operations from new business in the first year. The value created by the new business is reflected in the embedded value calculation. The impact of new business also includes any acquisition expenses that are not fully covered by the product pricing at time of issue.

Experience gains or losses arise from items such as claims, investment returns and expenses, where the actual experience in the current period differs from the expected results assumed in the actuarial liabilities, or where the current period fee income differs from the amount expected due to investment market performance. This component also includes the impact of currency changes to the extent they are separately quantified. Experience gains do not include the impact of management actions or changes in assumptions during the reporting period, or the impact of segregated fund guarantees, which are reported separately. The Company believes its expected assumptions are prudent. This is consistent with a history of favourable overall experience variances.

Management actions and changes in assumptions reflect the income impact of management-initiated actions in the period that are outside the normal course of business. Changes in methods or assumptions that impact the calculation of policy liabilities or other accounting liabilities flow through this line (all changes in methods or assumptions impacting the policy liabilities are reported in the “Corporate and Other” segment with a total consolidated impact of positive $38 million in 2004 and negative $78 million in 2003 -Note 7 of the consolidated financial statements gives additional details of the breakdown of the changes in actuarial methods and assumptions). Integration expenses associated with the John Hancock acquisition that flow through income are also shown in this line (reported in the “Corporate and Other” segment with a total consolidated pre-tax impact of $139 million in 2004 and nil in 2003).

Segregated fund guarantees represent the income impact of segregated fund guarantees in the period, including the change in actuarial liabilities related to these guarantees. The income impact of changes in the Conditional Tail Expectation (“CTE”) level of segregated fund guarantee reserves is shown separately from the impact before changes in the CTE level. CTE is a measure of unfavourable economic scenarios that generate large losses.

Earnings on surplus funds reflect the actual investment returns on the assets supporting the Company’s surplus (shareholders’ equity). These assets comprise a diversified portfolio and returns will vary in harmony with the underlying asset categories.

Other represents pre-tax earnings items not included in any other line of the SOE, including minority interests.

Income taxes represent the tax charges to earnings based on the varying tax rates in the jurisdictions in which Manulife conducts business.

Manulife’s shareholders’ net income increased to $2,564 million in 2004 from $1,546 million the previous year.

Source of Earnings     121

Source of Earnings

		U.S.
For the year ended December 31, 2004	U.S.	Wealth						Corp &
(Canadian $ in millions)	Protection	Mgmt	Canada	Asia	Japan	Reinsurance	G&SFP	Other	Total

Expected profit from in force business	$465	$443	$405	$255	$124	$213	$129	$55	$2,089
Impact of new business	(82)	(145)	(78)	10	13	(32)	(10)	—	(324)
Experience gains	122	105	137	31	46	17	51	206	715
Management actions and changes in assumptions	(9)	6	(21)	4	(18)	—	—	(119)	(157)
Segregated fund guarantees	—	22	129	—	3	46	—	—	200
Earnings on surplus funds	200	125	227	64	29	70	129	51	895
Other	4	(2)	9	(9)	11	1	7	(1)	20

Income before income taxes	$700	$554	$808	$355	$208	$315	$306	$192	$3,438
Income taxes	(233)	(157)	(194)	(31)	(43)	(83)	(94)	(39)	(874)

Net income attributed to shareholders	$467	$397	$614	$324	$165	$232	$212	$153	$2,564

Impact of segregated fund guarantees
Constant CTE	$—	$47	$89	$—	$3	$35	$—	$—	$174
Change in CTE level	—	(25)	40	—	—	11	—	—	26

Total impact	$—	$22	$129	$—	$3	$46	$—	$—	$200

		U.S.
For the year ended December 31, 2003	U.S.	Wealth						Corp &
(Canadian $ in millions)	Protection	Mgmt	Canada	Asia	Japan	Reinsurance	G&SFP	Other	Total

Expected profit from in force business	$227	$161	$263	$234	$107	$199	$—	$7	$1,198
Impact of new business	22	(91)	(55)	4	(17)	(45)	—	—	(182)
Experience gains	36	120	155	47	(15)	27	—	(85)	285
Management actions and changes in assumptions	4	(24)	1	11	—	—	—	(78)	(86)
Segregated fund guarantees	—	(8)	48	(2)	(1)	1	—	—	38
Earnings on surplus funds	111	69	241	50	32	96	—	(32)	567
Other	4	—	2	(8)	23	1	—	20	42

Income before income taxes	$404	$227	$655	$336	$129	$279	$—	$(168)	$1,862
Income taxes	(129)	(47)	(158)	(17)	(23)	(63)	—	121	(316)

Net income (loss) attributed to shareholders	$275	$180	$497	$319	$106	$216	$—	$(47)	$1,546

Impact of segregated fund guarantees
Constant CTE	$—	$8	$101	$(2)	$—	$83	$—	$—	$190
Change in CTE level	—	(16)	(53)	—	(1)	(82)	—	—	(152)

Total impact	$—	$(8)	$48	$(2)	$(1)	$1	$—	$—	$38

122     Source of Earnings

Embedded Value

Manulife Financial’s embedded value represents the value of shareholders’ equity plus an estimated value of the Company’s in force business. The calculation values the future profit stream from the in force business adjusted for the cost of regulatory capital deployed to support this business. As at December 31, 2004, Manulife’s embedded value was $27.9 billion, an increase of $12.5 billion over December 31, 2003.

The actual value of the Company (from an investor’s perspective) is measured by the value of the Company’s shares on any particular day. In valuing the Company’s shares, investors take into account the value of shareholders’ equity, the value of the in force business, the value of future business (i.e. the franchise value), and other considerations.

During the fourth quarter of 2004, Manulife’s market value, measured by its market capitalization, ranged from $43.1 billion to $47.2 billion. Normally, the embedded value of a company would be less than its market value because the embedded value excludes the value of future business.

Embedded Value
For the years ended December 31
(Canadian $ in millions unless otherwise stated)	2004	2003	2002

Embedded value as at January 1	$15,416	$15,014	$14,000
Acquisitions	10,948	13	118
Interest on embedded value	1,826	1,106	1,190
New business	1,107	903	664
Equity markets	279	711	(1,206)
Other experience variances and changes in actuarial assumptions	380	267	453

Embedded value before discount rate, currency and capital movements	$29,956	$18,014	$15,219
Discount rate changes	238	(150)	774
Currency	(1,674)	(2,096)	24
Shareholder dividends	(704)	(368)	(285)
Other capital movements(1)	87	16	(718)

Embedded value as at December 31	$27,903	$15,416	$15,014

Embedded value per share	$34.55	$33.32	$32.46
Annual growth rate in embedded value (before impact of discount rate, currency and capital changes)	94%	20%	9%

(1)	Includes share repurchases and option exercises

The principal economic assumptions used in the embedded value calculations in 2004 were as follows:

	Canada	U.S.	Hong Kong	Japan

MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.25%	9.25%	6.50%
Risk premium	4.0%	4.0%	5.0%	5.0%
Equity return	8.25%	8.25%	9.25%	6.50%
Inflation	3.0%	3.0%	2.5%	0.5%
Income tax rate	35%	35%	17.5%	36%
Foreign exchange rate	N/A	1.20	0.155	0.0117

Discount rates have been derived from government bond rates in the respective countries, plus risk premiums varying from four per cent to five per cent. Higher discount rates were used in some Asian businesses. The weighted average discount rate is 8.4 per cent.

Embedded value has been calculated using the financial position of the Company as at June 30, 2004 projected to December 31, 2004, allowing for the actual change in key elements such as the market value of securities, new business contributions and in force policy experience. The future stream of profits has been calculated on a Canadian GAAP basis in all countries using assumptions consistent with those used in the calculation of the actuarial liabilities. The Company’s target equity/debt structure has been utilized, which assumes that 25 per cent of the capital is in the form of debt.

The acquisition of the John Hancock businesses increased embedded value by $10.9 billion. This represents the value of shareholder equity acquired less goodwill and intangible assets, plus the value of in force business less goodwill and intangible assets. It excludes any value from future new business or future expense synergies.

Embedded Value     123

Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2004	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description

MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company

The Manufacturers Life Insurance Company	100	$11,177	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services

Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company

Manulife Holdings (Delaware) LLC	100			Holding company

The Manufacturers Investment Corporation	100			Holding company

John Hancock Life Insurance Company (U.S.A.) (formerly The Manufacturers Life Insurance Company (U.S.A.))	100			U.S.-based life insurance company that provides individual life insurance, annuities, and group pension products in all states in the U.S. except New York

John Hancock Life Insurance Company of New York (formerly The Manufacturers Life Insurance Company of New York)	100			Provides group pension, individual annuities and life insurance products in the State of New York

John Hancock Investment Management Services, LLC (formerly Manufacturers Securities Services, LLC)	100			Investment advisor

Manulife Reinsurance Limited	100			Provides financial reinsurance

Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company

Manufacturers P&C Limited	100			Provides property and casualty and financial reinsurance

Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company

Manulife (International) Limited	100			Life insurance company serving Hong Kong

Manulife-Sinochem Life Insurance Co. Ltd.	51			Chinese life insurance company

Manulife Asset Management (Asia) Limited	100			Holding company

Manulife Asset Management (Hong Kong) Limited	100			Hong Kong investment management and advisory company marketing mutual funds

P.T. Manulife Aset Manajemen Indonesia	85			Indonesian investment management and
				advisory company
				marketing mutual funds

Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and
				service options
				not available from an insurance company

Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance company

FNA Financial Inc.	100		Toronto, Canada	Holding company

Elliott & Page Limited	100			Investment counseling, portfolio and mutual fund management in Canada

First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance
				company

NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties

Manulife Securities International Ltd.	100		Waterloo, Canada	Mutual fund dealer for Canadian operations

Regional Power Inc.	83.5		Montreal, Canada	Operator of hydro-electric power projects

MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese operations

Manulife Life Insurance Company	100			Japanese life insurance company

P.T. Asuransi Jiwa Manulife Indonesia	71		Jakarta, Indonesia	Indonesian life insurance company

The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company

Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company

Manulife (Vietnam) Limited	100		Ho Chi Minh City, Vietnam	Vietnamese life insurance company

Interlife John Hancock Assurance Public Company Limited	95		Bangkok, Thailand	Thai life insurance company

Manulife Europe Ruckversicherungs-Aktiengesellschaft	100		Cologne, Germany	European property and casualty reinsurance company

MFC Global Fund Management (Europe) Limited	100		London, England	Investment management company for Manulife
				Financial’s
				international funds

Manulife Alberta Limited	100		Calgary, Canada	Holding company for European financing
				subsidiary

MREFCP Trust	100		Toronto, Canada	Real estate trust

124     Principal Subsidiaries

As at December 31, 2004	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description

MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company

John Hancock Holdings (Delaware) LLC	100	$12,803	Wilmington, Delaware, U.S.A.	Holding company

John Hancock Financial Services, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company

John Hancock Life Insurance Company	100		Boston, Massachusetts, U.S.A.	Leading U.S.-based financial services company that offers a diverse range of financial protection products and wealth management services

John Hancock Variable Life Insurance Company	100			U.S.-based life insurance company that provides variable and universal life insurance policies, and annuity products in all states in the U.S. except New York

P.T. Asuransi Jiwa John Hancock Indonesia	100			Indonesian life insurance company

Independence Declaration Holdings LLC	100			Holding company

Declaration Management & Research LLC	100			Provides institutional investment advisory services

John Hancock Subsidiaries LLC	100			Holding company

John Hancock Financial Network, Inc.	100			Financial services distribution organization

The Berkeley Financial Group, LLC	100			Holding company

John Hancock Funds LLC	100			Mutual fund company

Hancock Natural Resource Group, Inc.	100			Manager of globally diversified timberland portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments

Independence Management Holdings LLC	100			Holding company

Independence Investment LLC	100			Provides institutional investment advisory services

First Signature Bank & Trust Company	100		Portsmouth, New Hampshire, U.S.A.	New Hampshire bank

John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company

John Hancock TiAnan Life Insurance Company	50			Chinese life insurance company

John Hancock Canadian Holdings Limited	100		Halifax, Canada	Holding company

Old Maritime Corporation	100			Holding company

Principal Subsidiaries           125

Officer Listing

Effective as of March 16, 2005

Executive Committee

Dominic D’Alessandro
President and Chief Executive Officer

Victor S. Apps
Senior Executive Vice President and
General Manager, Asia

James M. Benson
Senior Executive Vice President,
John Hancock Protection

Jean-Paul (J-P.) Bisnaire
Senior Executive Vice President,
Business Development and
General Counsel

John D. DesPrez III
Senior Executive Vice President,
John Hancock Wealth Management

Bruce Gordon
Senior Executive Vice President and
General Manager, Canada

Donald A. Guloien
Senior Executive Vice President and
Chief Investment Officer

John C. Mather
Senior Executive Vice President and
Chief Administrative Officer

Peter H. Rubenovitch
Senior Executive Vice President and
Chief Financial Officer

Management Committee
(includes members of Executive Committee plus):

Diane M. Bean
Executive Vice President, Corporate
Affairs and
Human Resources

James R. Boyle
Executive Vice President,
Annuities, John Hancock

Robert T. Cassato
Executive Vice President,
Distribution, Wood Logan

Jonathan Chiel
Executive Vice President and
General Counsel, John Hancock

Robert A. Cook
Executive Vice President,
Life Insurance, John Hancock

Geoffrey G. Crickmay
Executive Vice President and
General Manager Japan

Simon R. Curtis
Executive Vice President and
Chief Actuary

Leo J. de Bever
Executive Vice President,
Global Investment Management

J. Roy Firth
Executive Vice President,
Canadian Individual
Wealth Management

Geoffrey I. Guy
Executive Vice President and
Canadian Chief Financial Officer

Marianne Harrison
Executive Vice President and Controller

Edward W.K. Lau
Executive Vice President,
Asia Regional Operations

Jeanne M. Livermore
Executive Vice President,
Guaranteed and Structured
Financial Products

Steven J. Mannik
Executive Vice President and
General Manager, Reinsurance

Beverly S. Margolian
Executive Vice President and
Chief Risk Officer

James P. O’Malley
Executive Vice President,
Group Pensions, John Hancock

Daniel L. Ouellette
Executive Vice President and Chief
Administrative Officer,
John Hancock

Robert R. Reitano
Executive Vice President and Chief
Investment Strategist

Paul L. Rooney
Executive Vice President, Canadian
Individual Insurance

James A. Shepherdson
Executive Vice President,
Mutual Funds, John Hancock

Marc H. Sterling
Executive Vice President,
Asia Regional Operations

Peter A. Stuart
Executive Vice President, Canadian
Investments

Warren A. Thomson
Executive Vice President,
U.S. Investments

Michele G.Van Leer
Executive Vice President,
Long Term Care, John Hancock

126            Officer Listing

Office Listing

CORPORATE
HEAD OFFICE
Manulife Financial Corporation
(416) 926-3000
200 Bloor Street East
Toronto, ON
Canada M4W 1E5

CANADIAN DIVISION
Head Office
(519) 747-7000
500 King Street North
Waterloo, ON
Canada N2J 4C6

Elliott & Page Limited
(Manulife Mutual Funds)
(416) 581-8300
1-800-363-6647
200 Bloor Street East, NT-3
Toronto, ON
Canada M4W 1E5

Manulife Bank of Canada
(519) 747-7000
500 King Street North
Waterloo, ON
Canada N2J 4C6

Manulife Securities
International Ltd.
(519) 747-7000
500 King Street North
Waterloo, ON
Canada N2J 4C6

U.S. OPERATIONS
John Hancock
Financial Services
U.S. Wealth Management
Division
(617) 663-3000
601 Congress Street
Boston MA 02210

U.S. Protection Division
(617) 572-6000
200 Clarendon Street
Boston MA 02116

Wood Logan
1-800-334-4437
680 Washington Boulevard
9th Floor
Stamford, CT 06901-3710
U.S.A.

John Hancock Life Insurance
Company of New York
1-877-391-3748
100 Summit Lake Drive
2nd Floor
Valhalla, NY 10595
U.S.A.

ASIA DIVISION
Head Office
(852) 2510-5888
48/F., Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong

HONG KONG
Manulife (International) Limited
(852) 2510-5600
31/F., Manulife Tower
169 Electric Road
North Point
Hong Kong

Manulife Provident Funds Trust
Company Limited
(852) 2510-5600
31/F., Manulife Tower
169 Electric Road
North Point
Hong Kong

Manulife Asset Management
(Hong Kong) Limited
(852) 2510 3388
Suite 4701
47th Floor
Manulife Plaza,
The Lee Gardens
33 Hysan Avenue,
Causeway Bay
Hong Kong

MALAYSIA
(03) 2719-9228
12th Floor
Menara John Hancock
Jalan Gelenggang
Damansara Heights
50490 Kuala Lumpur

INDONESIA
Manulife Indonesia
(62-21) 230-3223
Jl. Pegangsaan Timur No. 1A
Jakarta 10320
Indonesia

PHILIPPINES
Manulife Philippines
(63-2) 884-5433
LKG Tower
6801 Ayala Avenue
1226 Makati City
Philippines

TAIWAN
Manulife Taiwan
(886-2) 2757-5888
2/F., 89 Sungren Road
Taipei 110
Taiwan

THAILAND
(66-2) 246-7650
1-800-224-797 in Thailand
364/30 Sri Ayudhaya Road
Rajthevi
Bangkok 10400

CHINA
Manulife-Sinochem Life
Insurance Co. Ltd.
(86-21) 5049-2288
21/F., Jin Mao Tower
88 Century Boulevard
Pudong New Area
Shanghai 200121
PR China

Manulife-Sinochem Life
Insurance Co. Ltd.
(86-20) 8356-9988
Guangzhou Branch
26/F., GIE Tower
403 Huanshi Road East
Guangzhou 510095
PR China

Manulife-Sinochem Life
Insurance Co. Ltd.
(86-10) 6505-0202
Beijing Branch
Suite 01-12, 5th Floor,
China World Tower 2
No. 1 Jianguomenwai Avenue
Beijing 100004
PR China

SINGAPORE
Manulife (Singapore) Pte Ltd.
(65) 6737-1221
491B River Valley Road
#07-00 Valley Point
Singapore 248373

VIETNAM
Manulife (Vietnam) Limited
(84-8) 825-7722
12/F., Diamond Plaza
34 Le Duan St.
Ho Chi Minh City
Vietnam

JAPAN DIVISION
Manulife Life Insurance
Company
(81-424) 89-8080
4-34-1, Kokuryo-cho
Chofu-shi, Tokyo
Japan 182-8621

REINSURANCE DIVISION
Manulife Reinsurance
(416) 926-3000
200 Bloor Street East, NT-8
Toronto, ON
Canada M4W 1E5

INVESTMENT OPERATIONS
MFC Global Investment
Management
(416) 926-6262
200 Bloor Street East, NT-6
Toronto, ON
Canada M4W 1E5

MFC Global Investment
Management (Europe) Limited
(44-207) 956-2015
1, Liverpool Street
London, EC2M 7QD
England

Investment Operations,
Hong Kong
(852) 2510 5682
Suite 1902-03
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Causeway Bay
Hong Kong

Investment Operations,
Manulife Japan
(81-332) 24-1180
ATT New Tower 6F
2-11-7 Akasaka
Minato-ku, Tokyo
Japan 107-0052

Manulife Capital
(416) 926-5727
200 Bloor Street East, NT-4
Toronto, ON
Canada M4W 1E5

Real Estate
(416) 926-5500
250 Bloor Street East
8th Floor
Toronto, ON
Canada M4W 1E5

NAL Resources
Management Limited
(403) 294-3600
550 6th Avenue S.W., Suite 600
Calgary, AB
Canada T2P 0S2

Declaration Management &
Research LLC
(703) 749-8200
1650 Tysons Boulevard
Suite 1100
McLean, VA 22102

Hancock Bond & Corporate
Finance Group
(617) 572-9622
John Hancock Place
P.O. Box 111
Boston, MA 02117

Hancock Natural
Resource Group
Hancock Timber Resource Group
(617) 747-1600
Hancock Agricultural
Investment Group
(617) 747-1601
99 High Street, 26th Floor
Boston, MA 02110-2320

Independence Investment LLC
(617) 228-8700
Exchange Place
53 State Street, 38th Floor
Boston, MA 02109

Office Listing          127

Shareholder Information

MANULIFE FINANCIAL CORPORATION HEAD OFFICE

200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone (416) 926-3000
Fax: (416) 926-5454
Web site: www.manulife.com

ANNUAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the annual meeting of Manulife Financial Corporation to be held on May 05, 2005 at 11:00 a.m. in the International Room at 200 Bloor Street East, Toronto, ON, Canada M4W 1E5

STOCK EXCHANGE LISTINGS

Manulife Financial Corporation’s common shares are listed on: Toronto Stock Exchange (MFC) New York Stock Exchange (MFC) The Stock Exchange of Hong Kong (0945) Philippine Stock Exchange (MFC)

INVESTOR RELATIONS

Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our Web site at www.manulife.com.

Telephone: 1-800-795-9767
Fax: (416) 926-3503
E-mail: investor_relations@manulife.com

MFC ANNUAL REPORT

This annual report is also available online at www.manulife.com

TRANSFER AGENT AND TRANSFER AGENT REGISTRAR

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material Or to receive shareholder material electronically.

Transfer Agent in Canada

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street
Postal Station
Toronto, ON
Canada M5C 2W9
Local: (416) 643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
E-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also located in Montreal, Halifax, Winnipeg, Vancouver and Calgary.

Transfer Agent in the United States

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660 USA
Or
P.O. Box 3420
South Hackensack, NJ
07606-3420 U.S.A.
Telephone: 1-800-249-7702
E-mail: shrrelations@mellon.com

Transfer Agent in Hong Kong

Computershare Hong Kong
Investor Services Limited
46th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Telephone: 852-2862-8628

Transfer Agent in the Philippines

The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Telephone: (632) 683-2685

AUDITORS

Ernst & Young LLP
Chartered Accountants
Toronto, Canada

Common Share Trading Summary

	Toronto	New York	Hong Kong	Philippines
	(Canadian $)	(U.S. $)	(Hong Kong $)	(Philippine Peso)

Year 2004

Fourth Quarter
High	$59.20	$48.69	$379.00	PHP 2,655.00
Low	$52.23	$42.63	$336.00	PHP 2,405.00
Close	$55.40	$46.20	$358.00	PHP 2,480.00

Third Quarter
High	$57.48	$44.26	$347.00	PHP 2,450.00
Low	$50.50	$38.43	$304.00	PHP 2,130.00
Close	$55.40	$43.79	$339.00	PHP 2,400.00

Second Quarter
High	$55.00	$40.74	$311.00	PHP 2,240.00
Low	$48.60	$35.43	$275.00	PHP 1,950.00
Close	$54.05	$40.50	$310.00	PHP 2,230.00

First Quarter
High	$49.10	$37.45	$292.00	PHP 2,070.00
Low	$41.71	$32.41	$254.00	PHP 1,750.00
Close	$48.56	$37.15	$288.00	PHP 2,060.00

Year 2003

Fourth Quarter
High	$43.00	$32.46	$255.00	PHP 1,770.00
Low	$37.70	$28.40	$226.00	PHP 1,500.00
Close	$41.85	$32.30	$253.00	PHP 1,750.00

Third Quarter
High	$43.70	$32.04	$247.00	PHP 1,725.00
Low	$37.39	$27.05	$213.00	PHP 1,420.00
Close	$39.03	$28.90	$236.00	PHP 1,625.00

Second Quarter
High	$39.63	$29.49	$227.00	PHP 1,550.00
Low	$34.95	$23.74	$184.50	PHP 1,200.00
Close	$38.19	$28.21	$215.00	PHP 1,460.00

First Quarter
High	$38.30	$25.74	$196.50	PHP 1,370.00
Low	$33.90	$21.80	$174.00	PHP 1,150.00
Close	$35.15	$23.93	$187.00	PHP 1,280.00

Common Share Dividends

			Per Share
(Canadian $)	Record Date	Payment Date	Amount

Year 2004

Fourth Quarter	February 22, 2005	March 19, 2005	0.26
Third Quarter	November 16, 2004	December 20, 2004	0.26
Second Quarter	August 16, 2004	September 20, 2004	0.26
First Quarter	May 17, 2004	June 21, 2004	0.21

Year 2003

Fourth Quarter	February 17, 2004	March 19, 2004	0.21
Third Quarter	November 17, 2003	December 19, 2003	0.21
Second Quarter	August 15, 2003	September 19, 2003	0.21
First Quarter	May 15, 2003	June 19, 2003	0.18

128           Shareholder Information

Manulife Financial Corporation

Head Office

200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone: (416) 926-3000
Web site: www.manulife.com

Investor Relations

Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our web site at www.manulife.com.

Telephone: 1-800-795-9767
Fax: (416) 926-3503
E-mail: investor_relations@manulife.com

Stock Exchange Listings

Manulife Financial Corporation’s common shares are listed on:

Toronto Stock Exchange (MFC)
New York Stock Exchange (MFC)
The Stock Exchange of Hong Kong (0945)
Philippine Stock Exchange (MFC)

Annual Meeting of Shareholders

Shareholders are invited to attend the annual meeting of Manulife Financial Corporation to be held on May 5, 2005 at 11:00 a.m. in the International Room at 200 Bloor Street East, Toronto, ON Canada M4W 1E5

MFC Annual Report This annual report is also available online at www.manulife.com

If your shares are in certificate or ownership statement form

E-Services are now available from Manulife Financial!

To find out more about the services available to you through our Transfer Agents simply visit their web sites.

In Canada contact CIBC Mellon Trust at www.cibcmellon.com/investor

In the United States contact Mellon Investor Services at www.melloninvestor.com

▪	Have your dividends deposited directly to your bank account and you’ll never misplace that dividend cheque again!

▪	Manage your account online! Information available 24 hours a day 7 days a week!

▪	Save paper, help our environment and assist Manulife to reduce shareholder related expenses. Sign up now for electronic document delivery. No more waiting on the mail for things like:

▪	Annual financial statements	▪	Notices of shareholder meetings
▪	Interim financial statements	▪	Proxy related information
▪	Account statements

If your shares are in a brokerage account, please contact your broker to ask about e-services available to you.

Our Vision

Manulife Financial’s vision is to be the most professional life insurance company in the world: providing the very best financial protection and investment management services tailored to customers in every market where we do business.

www.manulife.com

Manulife Financial Corporation

Head Office
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926-3000

Investor Relations
Tel: 1-800-795-9767
E-mail: investor_relations@manulife.com

Ce rapport annuel de la Financière Manuvie est aussi disponible en français.

Being a good corporate citizen is an integral part of Manulife Financial’s vision of being a world-class Canadian-based global financial services company. Through partnerships with charitable and non-profit organizations that involve donations, sponsorships, and support of the volunteer activities of our employees and distribution partners, Manulife concentrates on the areas of healthy futures, supporting leaders of tomorrow and partnering in the community with an aim of making a positive difference in the future.

The following Manulife Financial documents are available online at www.manulife.com:

▪	Annual Report and Notice of Annual Meeting and Proxy Circular	▪	Public Accountability Statement
		▪	Corporate Governance material

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.